Exhibit 2.1

TRANSACTION AGREEMENT
BY AND AMONG
ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE) S.A.,

PPG INDUSTRIES, INC.,
PPG INDUSTRIES SECURITIES, LLC,
PPG LUXEMBOURG FINANCE S.ÀR.L,
AND
GROUP 26 DIVERSIFIED HOLDINGS IRELAND

Dated as of July 28, 2013

i

TABLE OF CONTENTS

Exhibits
Exhibit A	Form of Photochromic Dye Supply Agreement
Exhibit B	Form of Intellectual Property License Agreement
Exhibit C	Form of Research and Development Services Agreement
Exhibit D	Sample Net Working Capital Statement
Exhibit E	Purchase Price Allocation
Exhibit F	Form of Transition Services Agreement
Exhibit G	Form of Purchaser Tax Representation Letter
Exhibit H	Form of TOI Tax Representation Letter
Exhibit I	Confidentiality Provisions

TRANSACTION AGREEMENT

This Transaction Agreement, dated as of July 28, 2013 (this “Agreement”), is by and among Essilor International (Compagnie Générale d’Optique) S.A., a French société anonyme (“Purchaser”), PPG Industries, Inc., a Pennsylvania corporation (“PPG”), PPG Industries Securities, LLC, a Delaware limited liability company (“PPG LLC”), PPG Luxembourg Finance S.àR.L, a Luxembourg Société à responsabilité limitée (“PPG S.àR.L”) and Group 26 Diversified Holdings Ireland, an Ireland private unlimited company (“PPG Ireland” and together with PPG, PPG LLC and PPG S.àR.L, “Sellers”). Sellers and Purchaser are individually referred to herein as a “Party” and collectively as the “Parties.”
RECITALS
A.    Sellers own in the aggregate (i) 510 of the issued and outstanding shares of common stock, par value per share of $1.00 (the “TOI Shares”), of Transitions Optical, Inc., a Delaware corporation (“TOI”), representing 51% of all of the outstanding equity of TOI on a fully diluted basis; (ii) 51 of the issued and outstanding shares of Class A common stock, par value per share of 400 Dutch Guilders (the “TOH Shares”), of Transitions Optical Holdings B.V., a Dutch Besloten Vennootschap (“TOH”), representing 51% of all of the outstanding equity of TOH on a fully diluted basis; and (iii) 214,200 of the issued and outstanding shares of common stock, EUR 1.27 par value per share (the “TOL Shares” and together with the TOI Shares and the TOH Shares, the “Shares”), of Transitions Optical Limited, an Irish limited company (“TOL,” together with TOI and TOH, the “Companies”), representing 51% of all of the outstanding equity of TOL on a fully diluted basis.
B.    Each of the Companies, directly and indirectly through their various Subsidiaries, are engaged in the business of developing, manufacturing, producing, selling, distributing and commercializing lenses incorporating Photochromic Dyes for Ophthalmic use throughout the world (the “Business”).
C.    Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, all right, title and interest of Sellers and their Subsidiaries in and to the Purchased Assets, all upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, the Parties hereby agree as follows:
ARTICLE I

DEFINITIONS

Section 1.1    DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below.

“3-Month LIBOR” means, at any time, the British Bankers’ Association LIBOR fixing for Dollars for three (3) months displayed on the appropriate page of the Thomson Reuters screen (or any replacement page or screen) at that time.

“Action” means any claim, action, demand, cause of action, investigation, dispute, suit, arbitration, litigation or proceeding, including by any Governmental Authority in any country or jurisdiction throughout the world.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person; or if such Person is a partnership, any general partner of such Person or a Person controlling any such general partner; provided, however, that, except as otherwise indicated, for purposes of this definition, from and after the date hereof, including up to and after the Closing, the Target Entities and their Affiliates will not be considered Affiliates of Sellers or its Affiliates. For purposes of this definition, “control” (including “controlled by” and “under common control with”) will mean the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.
“Ancillary Agreements” means the Dye Supply Agreement, the Intellectual Property License Agreement, the R&D Services Agreement, and the Transition Services Agreement.
“Assets” means the assets, rights and properties of any of the Target Entities.
“Benefit Plan” means any plan, program, policy, practice, contract, agreement, fund, or other arrangement providing compensation or benefits to any current or former employee, officer, director, individual independent contractor, individual consultant, or other individual service provider of any of the Target Entities or any beneficiary or dependent thereof that is sponsored, maintained, entered into, contributed to, or required to be contributed to by any of the Target Entities, or pursuant to which any of the Target Entities would reasonably be expected to have any Liability, in any case, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), any life, health, medical, welfare, dental, vision, disability or accident benefits (including any “voluntary employee’s beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits), and any bonus, compensation, incentive, deferred compensation, vacation, stock purchase, stock option, stock appreciation right, phantom stock, termination, severance, retirement, superannuation, pension, profit sharing, post-retirement, salary continuation, retention, employment, consulting, change of control or fringe benefit plan, program, policy, practice, contract, agreement, fund, or other arrangement, and any related trusts or other funding vehicles; provided, however, that “Benefit Plan” will not include any Seller Benefit Plan, any Multiemployer Pension Plan or any arrangement administered by a Governmental Authority.
“Business Day” means each day which is neither a Saturday, a Sunday nor any other day on which the Securities and Exchange Commission, the Euronext Paris or banking institutions in Pittsburgh, Pennsylvania or Paris, France are authorized or obligated by Law or required by executive or other regulatory order to be closed.
“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of corporate stock, including the common or ordinary shares of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.
“Chemical Intermediates Information” means the commercial synthesis scheme, including key intermediates, substantially in the form and detail shown on Schedule B of the Form of Dye Supply Agreement attached hereto as Exhibit A to the extent the same are (a) in the possession of TOI or

Purchaser as of the Closing Date or (b) disclosed to TOI or Purchaser in connection with the Dye Supply Agreement or the R&D Services Agreement.
“Closing Net Working Capital” means the sum of the line item amounts specified under the caption “Current Assets” of the Target Entities in the Sample Net Working Capital Statement less the sum of the line item amounts specified as “Current Liabilities” of the Target Entities in the Sample Net Working Capital Statement, in each case as of the close of business on the Closing Date and calculated in accordance with GAAP Consistency; provided that “Current Liabilities” excludes the current portion of any long-term Indebtedness of the Target Entities and any deferred Tax liability (established to reflect timing differences between book and Tax income) and “Current Assets” excludes any cash or cash equivalents and any deferred Tax asset (established to reflect timing differences between book and Tax income). For the avoidance of doubt, no items that are included in Target Entity Net Indebtedness will be included in the Closing Net Working Capital, to the extent doing so would result in a double-counting of the item for the purpose of calculating the Purchase Price.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company Employee” means each current or former employee of any of the Target Entities, but in each case other than any Seller Employee.
“Consent” means any consents, waivers or approvals from, or notification requirements to, or authorization by, any third Person.
“Contract” means any agreement, contract, commitment, obligation or arrangement, whether written or oral, that is binding on any Person under applicable Law, but excluding any Benefit Plan or Seller Benefit Plan.
“Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA or Section 4980B of the Code, or (v) under corresponding or similar provisions of foreign Laws, in each case, under any Seller Benefit Plan or any other compensation, benefit or third-party insurance plan, program, policy, practice, contract, agreement, fund, or other arrangement that is or ever was sponsored, maintained, entered into, contributed to, or required to be contributed to by Sellers or their respective Subsidiaries or Affiliates (other than the Target Entities).
“Disputes” means the disputes between Sellers or their Affiliates and Purchaser or its Affiliates regarding, among other things, the conduct of the business of the Companies and alleged breaches of the Joint Venture Agreements and related agreements and documents prior to the Closing.
“Dye Supply Agreement” means the Photochromic Dye Supply Agreement, dated as of the Closing Date, by and among Purchaser, the Companies and PPG, in the form attached as Exhibit A.
“Environmental Law” means all Laws of any Governmental Authority that relate to pollution or the protection, clean up or restoration of the environment (including indoor and ambient air, surface water, ground water, sediment, land surface or subsurface strata) including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq., as amended), the Safe Drinking Water Act (21 U.S.C. § 349, 42 U.S.C. §§ 201, 300f), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. §

7401 et seq.), REACH regulation, and any similar federal, state or local Laws or any other binding legal obligation in effect now or in the future relating to the release of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, or to the exposure of any individual to a release of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations thereunder.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any of the Target Entities, (i) is or was at any time treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or within the meaning of Section 4001(a)(14) of ERISA, or (ii) solely for purposes of Sections 302 and 303 of ERISA and Sections 412 and 430 of the Code, is or was at any time treated as a single employer under Section 414 of the Code.
“GAAP” means United States generally accepted accounting principles.
“GAAP Consistency” means in accordance with GAAP applied on a basis consistent with past practices, including the accounting principles, procedures, policies and methods employed in preparing the Financial Statements.
“Governmental Authority” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entity), (d) multinational organization or body, or (e) body entitled to exercise any governmental administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case in any country or jurisdiction throughout the world. For purposes of this Agreement, references to Governmental Authority include the staff of such Governmental Authority.
“Hazardous Materials” means all substances or materials prohibited, limited or regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law, including in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, without duplication, (i) all indebtedness, notes payable, accrued interest payable or other obligations of any of the Target Entities for borrowed money, whether current, short-term, or long-term, secured or unsecured, other than intragroup indebtedness owed by any Target Entity to another Target Entity, (ii) all indebtedness of any of the Target Entities for the deferred purchase price for purchases of property or assets (other than inventory in the Ordinary Course of Business and other than intragroup deferred purchase obligations of a Target Entity to another Target Entity), (iii) all lease obligations of any of the Target Entities under leases that are capital leases in accordance with GAAP, (iv) any obligations of any of the Target Entities in respect of outstanding and drawn banker’s acceptances or letters of credit (other than stand-by letters of credit or documentary letters of credit in support of trade payables, in each case incurred by any of the Target Entities in the Ordinary Course of Business), and (v) any indebtedness referred to in clauses (i) through (iv) above of any Person other than any of the Target Entities that is either guaranteed by, or secured by any Lien (other than Permitted Liens) upon any material property or assets owned by, any of the Target Entities.
“Indemnified Party” means either the Purchaser Indemnitees or Seller Indemnitees, as applicable, that may be entitled to indemnification pursuant to ARTICLE XI.
“Indemnifying Party” means either Purchaser or Sellers as applicable, in each case jointly and severally, that may be obligated to provide indemnification to an Indemnified Party pursuant to ARTICLE XI.
“Intellectual Property License Agreement” means the agreement, dated as of the Closing Date, between Purchaser, the Companies and PPG, in the form attached as Exhibit B.
“Intellectual Property Rights” means, in any and all jurisdictions throughout the world, all (i) patents, statutory invention registrations and utility models along with applications and registrations and renewals thereof, (ii) trademarks, service marks, trade names, service names, logos, slogans, trade dress and other proprietary designations or indicia of source, together with all appurtenant goodwill, along with applications, registrations and renewals thereof, (iii) Internet domain names, (iv) copyrights, whether or not registered or published, and registrations, recordations and applications for registration therefor (including copyrights in computer software and databases, in each case whether in source code, object code or other form, and all related documentation) and reversions, extensions and renewals thereof, (v) trade secrets and invention rights, and (vi) any and all other intellectual property rights similar to the foregoing, in each case, excluding PPG Manufacturing IP (other than Chemical Intermediate Information) and Intellectual Property Rights in or for any product (other than Photochromic Dyes) supplied by PPG or any of its Affiliates to the Target Entities prior to the Closing Date pursuant to any Contract entered into in the Ordinary Course of Business, including the products set forth on Annex D of the Intellectual Property License Agreement.
“IRS” means the United States Internal Revenue Service.
“Joint Venture Agreements” means each of (i) the Joint Venture Agreement by and between PPG Industries Securities, LLC and Essilor International (Compagnie Generale D’Optique), dated May 18, 1990; (ii) the Articles of Incorporation of Transitions Optical, Inc., dated July 20, 1990; (iii) the By-Laws of Transitions Optical, Inc.; (iv) the Joint Venture Agreement by and between PPG Luxembourg Finance S.àr.l. and Essilor International (Compagnie Generale D’Optique), dated May 6, 1998; (v) the Deed of Incorporation of Transitions Optical Holdings B.V., dated December 16, 1998; (vi) the Joint Venture Agreement by and between PPG Luxembourg Finance S.àr.l. and Essilor International (Compagnie Generale D’Optique), dated April 28, 1994; (vii) the Memorandum of Association of Transitions Optical Limited, dated November 4, 1993; and (viii) the Certificate of Incorporation of Transitions Optical Limited, dated November 29, 1993.
“Knowledge” (or words of similar import) means the actual knowledge of the Persons listed on Section 1.1(a)(1) of the Seller Disclosure Letter, after due inquiry of the Persons listed on Section 1.1(a)(2) of the Seller Disclosure Letter, provided that the Parties agree that none of the Sellers shall be deemed to have waived or will be required to waive any legal or other privilege or work product protection in connection with any Person listed on Section 1.1(a)(1) or Section 1.1(a)(2) of the Seller Disclosure Letter.

“Law” with respect to any Person means any applicable foreign or United States federal, state, provincial, local, municipal law, statute, code, treaty, ordinance, rule, regulation, or Order of any Governmental Authority, in any country or jurisdiction throughout the world.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy land and/or buildings, structures or improvements thereon or fixtures affixed thereto as a lessee or sublessee.
“Liabilities” means all debts, liabilities, guarantees, assurances, and commitments, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising and whether or not the same would be required by generally accepted principles and accounting policies to be reflected in financial statements or disclosed in the notes thereto.
“Lien” means any mortgage, pledge, security interest, encumbrance, easement, lien, adverse claim, license, right or option to purchase, preemptive right or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).
“Losses” means Liabilities, losses, damages, penalties, judgments, assessments, interest, awards, costs and expenses (including reasonable attorneys’ fees).
“Material Adverse Effect” means any development, change, event, circumstance or effect (any such item, an “Effect”), individually or in the aggregate with all other Effects, that (a) is materially adverse to the business, financial condition or results of operations of the Target Entities, taken as a whole or (b) prevents or materially impairs the ability of Sellers to consummate the Transaction; provided, however, that in no event will any Effect resulting from or arising out of any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has been, a “Material Adverse Effect”: (i) any changes in national or world economic, monetary, or financial conditions, or the national or foreign financial, credit or securities markets as a whole, including changes in prevailing interest rates, credit markets or market conditions; (ii) any changes that affect the Ophthalmic industry; (iii) any changes in global or national political conditions, including the outbreak or escalation of hostilities or war or any act of sabotage or terrorism, or any escalation or worsening of such acts; (iv) any earthquakes, hurricanes, tornadoes, other wind storms, floods, tsunamis, typhoons, hailstorms, blizzards, droughts, cyclones, mudslides, wildfires and other natural disasters; (v) any changes in applicable Law or the interpretation thereof or changes in GAAP or the interpretation thereof; (vi) any failure by the Target Entities to meet any projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect); (vii) any impacts on relationships with customers, suppliers, employees, labor organizations, or governmental entities, in each case resulting from the execution, announcement or pendency of this Agreement or the Ancillary Agreements or the Transaction or the identity of Purchaser; (viii) any Effect arising out of any action required to be taken by this Agreement (provided, however, that for the avoidance of doubt, actions required to be taken by Purchaser pursuant to Section 6.4 may be taken into account in determining whether an action will have a Material Adverse Effect for purposes of Section 6.4(e)) or taken by Sellers or any of their respective Subsidiaries or any of their respective Affiliates at the prior written request of Purchaser; (ix) any failure to take any action prohibited by this Agreement to the extent Sellers or any of their respective Affiliates requested to take such action in writing with a reasonable explanation of the possible consequences of a failure to consent, and Purchaser did not consent to such action; (x) any action taken by the Target Entities that has been approved by the directors of the Target Entities that were appointed by Purchaser or its

Affiliates (such directors, the “Purchaser Directors”) or that has been unanimously approved by the Executive Committee of TOI; or (xi) any action taken by Purchaser or their Affiliates, whether in their capacity as customers, owners, Purchaser or otherwise; provided that any adverse effects resulting from matters described in any of the foregoing clause (i), (ii), (iii) or (iv) may be taken into account in determining whether there is or has been a Material Adverse Effect to the extent, and only to the extent, that they have a material disproportionate effect on the Target Entities relative to other participants in the industries in which the Target Entities participate.
“Multiemployer Pension Plan” means a “multiemployer plan” (as such term is defined in Section 4001(a)(3) or Section 3(37) of ERISA).
“Non-US Plan” means any Benefit Plan that covers Persons whose primary work location is outside of the United States.
“Ophthalmic” means relating to, or situated on, in or near, the eye for the purpose of assisting, improving, supplementing, correcting or protecting an individual’s vision, including contact lenses, intra ocular lenses, sun lenses and plano lenses.
“Order” means any order, judgment, injunction, award, decree, stipulation, writ, award, arbitration ruling or finding or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.
“Ordinary Course of Business” means, with respect to an action taken by any Person, an action that (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person or (b) is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal operations of other Persons that are in the same size and line of business as such Person.
“Permitted Lien” means all (i) Liens for utilities and Taxes that have not become delinquent or are being contested in good faith or that may hereafter be paid without penalty, (ii) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Liens arising or incurred in the Ordinary Course of Business with respect to obligations that have not become delinquent or are being contested in good faith, (iii) easements, restrictive covenants, zoning ordinances, variances, conditional use permits and similar encumbrances, regulations or impediments against any real property or tangible assets of an entity and that individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property to which they apply and do not materially reduce the value of the property to which they apply, (iv) Liens disclosed on the Financial Statements, (v) Liens incurred in the Ordinary Course of Business of the Target Entities in connection with workers’ compensation, unemployment insurance or other types of social security, (vi) non-exclusive (a) licenses of Intellectual Property Rights granted to vendors, subcontractors, suppliers or other third parties acting for the benefit of the Target Entities, (b) licenses of Intellectual Property Rights granted for purposes of joint development as set forth on Section 1.1(b) of the Seller Disclosure Letter, (c) trademark licenses relating to the advertising, promotion and sale of the products of the Target Entities, (d) licenses of Intellectual Property Rights granted to customers in connection with products sold for Ophthalmic use, (e) licenses to a Governmental Authority in connection with government funded research as set forth on Section 1.1(c) of the Seller Disclosure Letter, and (f) licenses to universities and other research entities including national labs for research purposes as set forth on Section 1.1(d) of the Seller Disclosure Letter, in each case, granted in the Ordinary Course of Business, and (vii) Liens pursuant to any Ancillary Agreement.

“Per Se Target Entity” means any Target Entity organized in the Philippines that is (i) treated, for U.S. federal income tax purposes, as a corporation pursuant to Treasury Regulation Section 301.7701-2(b)(8), and (ii) listed in Section 7.9 of the Seller Disclosure Letter.
“Person” means an individual, partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization or other entity, and any Governmental Authority.
“Photochromic” means the capacity of the absorption spectrum of a material to change when it is exposed to actinic radiation and to revert back to its initial state upon cessation of the radiation.
“Photochromic Dye” means a dye that when exposed to actinic radiation is adapted to change from its initial non-activated state to the activated state and to revert back to its initial state upon cessation of the radiation.
“Photochromic Formulation” means a Photochromic Treatment composition, including one or more Photochromic Dyes together with one or more additives as necessary or desirable, including for example, fixed tints, coating resins, curing agents, solvents, stabilizers and the like.
“Photochromic Treatment” means a process, method or any other means, including coatings, to introduce one or more Photochromic Dyes or Photochromic Formulations to a substrate.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.
“PPG Manufacturing IP” means all Intellectual Property Rights owned by PPG or an Affiliate of PPG and used in or for manufacturing Photochromic Dyes or PPG Supplied Products (as defined in the Intellectual Property License Agreement), including technical data and information relating to all PPG internal processes, techniques and reactor configurations which improve Photochromic Dyes in terms of higher yields, better purity, increased throughput, and reduced complexity (reduction of the number of synthetic steps) to manufacture the agreed Photochromic target molecules at a suitable economy of scale to define, establish, and ultimately achieve the necessary quality control/performance specifications; equipment-specific procedures; raw material specifications; standard operating procedures and operating instructions for producing chemical intermediates; and the molecular description and identity of any chemical intermediate used in connection with the manufacturing of any Photochromic Dyes, including all Chemical Intermediates Information. For the avoidance of doubt, PPG Manufacturing IP does not include Intellectual Property Rights owned by the Target Entities and used in or for manufacturing for research and development purposes.
“Pre-Closing Borrowed Amount” means (i) the excess of $70,000,000 over the amount of cash expected to be held by TOI as of Closing otherwise available for distribution (after any distributions contemplated by Section 6.9(a) as determined by Purchaser in good faith, or (ii) at the option of Purchaser, the excess of $270,000,000 over an amount of cash expected to be held by TOI as of Closing otherwise available for distribution (after any distributions contemplated by Section 6.9(a) as determined by Purchaser in good faith.
“Pre-Closing Dividend Amount” means (i) $70,000,000, or (ii) at the option of Purchaser, $270,000,000.
“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“R&D Services Agreement” means the Research and Development Services Agreement, dated as of the Closing Date, between Purchaser and PPG, in the form attached as Exhibit C.
“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all U.S. or non-U.S. federal, state or local statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.
“Related Technologies” means materials, compositions, processes, methods, equipment and testing procedures related to Photochromic Dyes, Photochromic Formulations and Photochromic Treatments; including liquid crystal materials, photo-alignment materials, passive and active polarizing coatings, passive and active cross-polarizing coatings, dichroic dyes (pigments), photo-alignment stabilizers, and formulations having some or all elements of the aforementioned listed components.
“Release” means any release, spill, emission, discharge, leaking, dumping, injection, pouring, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).
“Representative” means the directors, officers, employees, representatives or agents of a Person or any of its Affiliates.
“Sample Net Working Capital Statement” means the document attached hereto as Exhibit D.
“Seller Benefit Plan” means any plan, program, policy, practice, contract, agreement, fund, or other arrangement providing compensation or benefits to any Company Employee or any Seller Employee or any beneficiary or dependent thereof that is sponsored, maintained, entered into, contributed to, or required to be contributed to by Sellers or any of their Subsidiaries or Affiliates (other than any of the Target Entities), in any case, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), any life, health, medical, welfare, dental, vision, disability or accident benefits (including any “voluntary employee’s beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits), and any bonus, compensation, incentive, deferred compensation, vacation, stock purchase, stock option, stock appreciation right, phantom stock, termination, severance, retirement, superannuation, pension, profit sharing, post-retirement, salary continuation, retention, employment, consulting, change of control or fringe benefit plan, program, policy, practice, contract, agreement, fund, or other arrangement, and any related trusts or other funding vehicles; provided, however, that “Seller Benefit Plan” will not include any Benefit Plan, any Multiemployer Pension Plan or any arrangement administered by a Governmental Authority.
“Seller Bonus Plan” means a Seller Benefit Plan that is a cash-settled bonus or incentive plan.
“Seller Employee” means each employee of Sellers or any of their Subsidiaries or Affiliates who is set forth on Section 8.2(a) of the Seller Disclosure Letter; provided that Sellers shall update Section 8.2(a) of the Seller Disclosure Letter in accordance with Section 8.2(a).

“Straddle Period” means a taxable period that includes (but does not end on) the Closing Date.
“Subsidiary” means, with respect to any Person, any and all corporations, partnerships, limited liability companies and other entities (i) of which more than fifty percent (50%) of the outstanding voting securities are, on the date hereof, directly or indirectly owned by such Person or (ii) with respect to which, such Person, directly or indirectly, owns securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.
“Sunlens Agreement” means the Sunlens Acquisition Agreement, dated as of the date hereof, by and among Purchaser, PPG, PPG Industries Italia SPA, PPG Coatings (Thailand) Co., Ltd., PPG Industries International, Inc., PPG Industries Sales, Inc. and PPG Industries Ohio, Inc.
“Sunlenses” means ophthalmic lenses primarily designed to block, reduce or otherwise provide protection from actinic radiation, including ultraviolet radiation, including polarized lenses and other specialized forms of lenses, but excluding any products related to the Excluded Assets (as defined in the Sunlens Agreement).
“Target Closing Net Working Capital” means the amount determined pursuant to Section 1.1(e) of the Seller Disclosure Letter.
“Target Entities” means, collectively, the Companies and their respective Subsidiaries.
“Target Entity Net Indebtedness” means an amount equal to (a) the aggregate amount of Indebtedness owed by any of the Target Entities to any Person that is not an Affiliate, plus (b) $4,707,843 (the “Fixed Indebtedness Amount”), less (c) cash and cash equivalents of the Target Entities; provided, however, that, if the Pre-Closing Dividend Amount is $270 million, the Target Entity Net Indebtedness will be increased by $89,239,912 (the amount of such increase, the “TOI Amount”). For the avoidance of doubt, “cash equivalents” will not be deemed to include Capital Stock.
“Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by any Law or Governmental Authority, whether disputed or not.
“Tax Benefit” means, the Tax effect of any Tax Item which decreases Taxes paid or payable (calculated on a “with and without basis” and treating, for the avoidance of doubt, any such Tax as the last item claimed for a Tax year), including any interest with respect thereto or interest that would have been payable but for such item.
“Tax Claim” means any Tax Proceeding with respect to Taxes that, if pursued successfully by the claimant, would reasonably be expected to serve as a basis for a claim for indemnification under Section 7.2(a) or Section 7.2(b).
“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any other item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) resulting from a change in accounting method.

“Tax Proceeding” means any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.
“Tax Return” means any return, report or similar filing (and any schedules or other supporting information thereto) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.
“Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state, or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
“TOB” means Transitions Optical do Brazil Ltda.
“TOB Shares” means all of the Capital Stock of TOB held, directly or indirectly, by PPG.
“Transfer Taxes” means any excise, sales, use, value added, goods and services, transfer (including real property transfer or gains), stamp, documentary, filing, notary, recordation, registration and any other similar Taxes or fees.
“Treasury Regulations” means final and temporary regulations promulgated under the Code, as such regulations are amended from time to time.
“Unitary Tax Sharing Arrangement” means the tax sharing arrangement between PPG and TOI with respect to Taxes attributable to TOI and reported on a Unitary Tax Return, described in the “Transitions Unitary State Taxes Memorandum” dated September 13, 2005.
“WARN Act” means the Worker Adjustment and Retraining Notification Act or any other similar Law.
Section 1.2    OTHER DEFINED TERMS. The following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below:

Term	Section
Adverse Antitrust Action .............................................................................	6.4(e)
Affiliate Contracts .......................................................................................	3.16
Aggregate Flex Plan Balance ......................................................................	8.5(e)(ii)
Agreement ...................................................................................................	Preamble
Allocation Schedule ....................................................................................	2.3(b)
Balance Sheet ..............................................................................................	3.5(a)
Benefit End Date .........................................................................................	8.5(a)
Bonus List ...................................................................................................	8.5(g)
Brazil Restructuring ....................................................................................	6.14
Business ......................................................................................................	Recitals
Claim ...........................................................................................................	11.3(a)
Claim Notice ...............................................................................................	11.3(a)
Closing ........................................................................................................	2.4
Closing Date ................................................................................................	2.4
Closing Date Cash Payment ........................................................................	2.2
Closing Statements ......................................................................................	2.6
Companies ...................................................................................................	Recitals

Continuation Severance Plan ......................................................................	8.5(b)
Convey ........................................................................................................	2.1
Conveyance .................................................................................................	2.1
De Minimis Amount ...................................................................................	11.4(b)
Deductible ...................................................................................................	11.4(b)
Delayed Transfer Date ................................................................................	8.2(d)
Dispose ........................................................................................................	7.8(b)
Dispute Notice Date ....................................................................................	12.5(a)
Dispute Resolution Commencement Date ..................................................	12.5(a)
Disputed Items ............................................................................................	2.6(b)(i)
Employment Offer ......................................................................................	8.2(c)(i)
Enforceability Exceptions ...........................................................................	3.3(b)
Entity Classification Election Forms ..........................................................	7.1(a)
Entity Classification Elections ....................................................................	7.1(a)
Excluded Seller Employees ........................................................................	8.2(b)
Fee ...............................................................................................................	10.1(b)
Final Closing Net Working Capital .............................................................	2.6(c)(i)
Final Closing Statements ............................................................................	2.6(b)(iv)
Final Target Entity Net Indebtedness ..........................................................	2.6(c)(ii)
Financial Statements ...................................................................................	3.5(a)
Fundamental Representations .....................................................................	11.1(c)
ICC Rules ....................................................................................................	12.5(b)
Independent Accounting Firm .....................................................................	2.6(b)(ii)
Interim Financial Statements ......................................................................	3.5(a)
Material Contracts .......................................................................................	3.13(a)
Negotiation Period ......................................................................................	2.6(b)(ii)
New Plans ...................................................................................................	8.5(c)
Objection .....................................................................................................	2.6(b)(i)
Old Plans .....................................................................................................	8.5(c)
PPG .............................................................................................................	Preamble
PPG Ireland .................................................................................................	Preamble
PPG LLC .....................................................................................................	Preamble
PPG S.àR.L .................................................................................................	Preamble
Parties ..........................................................................................................	Preamble
Party ............................................................................................................	Preamble
Permits ........................................................................................................	3.7(b)
Post-Closing Dispute ..................................................................................	12.5(a)
Pre-Closing Dispute ....................................................................................	12.4
Pre-Closing Dividend ..................................................................................	6.9(c)
Pro Forma Tax Return .................................................................................	7.11(a)
Purchase Price .............................................................................................	2.2
Purchased Assets .........................................................................................	2.1
Purchaser .....................................................................................................	Preamble
Purchaser Directors .....................................................................................	1.1
Purchaser Disclosure Letter ........................................................................	ARTICLE V
Purchaser Flex Plan .....................................................................................	8.5(e)(i)

Purchaser Fundamental Representations ....................................................	11.2(c)
Purchaser Indemnitee ..................................................................................	11.1
Purchaser Releasees ....................................................................................	6.6(b)
Purchaser Releasors ....................................................................................	6.6(a)
Purchaser Tax Indemnified Parties .............................................................	7.2(a)
Purchaser Warranty .....................................................................................	11.2(a)
Restraint ......................................................................................................	9.1(a)
Restricted Business .....................................................................................	6.7(a)
Restricted Period .........................................................................................	6.7(a)
Review Period .............................................................................................	2.6(b)(i)
Seller DC Plans ...........................................................................................	8.5(f)
Seller Disclosure Letter ...............................................................................	ARTICLE III
Seller Indemnitee ........................................................................................	11.2
Seller Tax Indemnified Parties ....................................................................	7.2(b)
Seller Warranty ...........................................................................................	11.1(a)
Sellers ..........................................................................................................	Preamble
Sellers Flex Plan .........................................................................................	8.5(e)(i)
Selling Releasees ........................................................................................	6.6(a)
Selling Releasors .........................................................................................	6.6(b)
Severance Plans ..........................................................................................	8.2(b)
Shares ..........................................................................................................	Recitals
Specified Target Entity Tax Returns ...........................................................	7.4
Specified Termination .................................................................................	10.2(d)
Submitted Statements ..................................................................................	2.6(b)(iii)
T IP Rights ..................................................................................................	3.12(c)(i)
Tax Return Due Date ..................................................................................	7.4
Terminated Seller Employee .......................................................................	8.2(c)(iii)
Termination Date ........................................................................................	10.1(b)
Third Party Claim .......................................................................................	11.3(b)(i)
Third Party Rights .......................................................................................	6.12
TOH .............................................................................................................	Recitals
TOH Shares .................................................................................................	Recitals
TOI ..............................................................................................................	Recitals
TOI E&P .....................................................................................................	7.2(b)
TOI Shares ..................................................................................................	Recitals
TOL .............................................................................................................	Recitals
TOL Shares .................................................................................................	Recitals
Transaction ..................................................................................................	2.1
Transaction Tax Treatment ..........................................................................	2.3(a)
Transfer Date ...............................................................................................	8.4
Transferred Employee .................................................................................	8.2(c)(iii)
Transition Services Agreement ...................................................................	6.1
Unitary Tax Return Due Date .....................................................................	7.11(a)
Unitary Tax Return ......................................................................................	7.11(a)

Section 1.3        RULES OF CONSTRUCTION.

(a)The terms “hereof,” “herein” and “herewith,” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits) and not to any particular provision of this Agreement; and Recital, Article, Section, Schedule and Exhibit references are to the Recitals, Articles, Sections, Schedules and Exhibits of or to this Agreement, unless otherwise specified.

(b)The word “including” and words of similar import when used in this Agreement means “including without limitation” unless the context otherwise requires or unless otherwise specified.

(c)The word “or” is not exclusive.

(d)Words expressed in the singular number include the plural and vice versa; words expressed in the masculine include the feminine and neuter gender and vice versa.

(e)The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(f)References to “day” or “days” are to calendar days. References to “the date hereof” means as of the date of this Agreement.

(g)The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

(h)A reference to a statute, listing rule, regulation, order or other law includes a reference to the corresponding regulations and instruments and includes a reference to each of them as amended, consolidated, recreated, replaced or rewritten.

(i)If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(j)A reference to a Party to this Agreement or another agreement or document includes the Party’s successors, permitted substitutes and permitted assigns (and, where applicable, the Party’s legal personal representatives).

ARTICLE II

PURCHASE AND SALE

Section 2.1    PURCHASE AND SALE OF ASSETS. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser will purchase from Sellers, and Sellers will sell, assign, transfer, convey and deliver (“Convey” or “Conveyance”), or cause to be Conveyed, to Purchaser, free and clear of any Liens other than Permitted Liens and Liens arising from acts of Purchaser, all of Sellers’ and their Affiliates’ right, title and interest in and to the Shares. The Shares identified above are referred to herein as the “Purchased Assets,” and such Conveyance of the Purchased Assets and other transactions contemplated by this Agreement, the “Transaction.”

Section 2.2    PURCHASE PRICE. At the Closing, in consideration for the transfer by Sellers to Purchaser of the Purchased Assets, Purchaser will pay to Sellers an aggregate amount equal to $1,700,000,000 (such aggregate amount, the “Closing Date Cash Payment”) in cash, which will be subject to adjustment following the Closing pursuant to Section 2.6 (the Closing Date Cash Payment, as so adjusted, the “Purchase Price”). Such payment will be made by wire transfer of immediately available funds to an account or accounts designated by Sellers to Purchaser in writing no later than two (2) Business Days prior to the Closing.

Section 2.3    TAX TREATMENT; ALLOCATION OF PURCHASE PRICE.

(a)Except as set forth in Section 2.3(c) of the Seller Disclosure Letter, the Parties agree, for U.S. federal income Tax purposes, to treat (i) in accordance with the Entity Classification Elections, the purchase and sale of the TOH Shares and TOL Shares pursuant to this Agreement as a sale by the applicable Seller of its 51% partnership interest in TOH and TOL, respectively, (ii) the purchase and sale of the TOI Shares pursuant to this Agreement as a sale by PPG LLC of 51% of the issued and outstanding common stock of TOI, and (iii) the Pre-Closing Dividend as a distribution of property made by TOI to its stockholders with respect to the TOI Shares in accordance with Section 301 of the Code ((i), (ii) and (iii) collectively, the “Transaction Tax Treatment).

(b)Sellers and Purchaser will (and will cause their respective Affiliates to) allocate the Closing Date Cash Payment, any adjustment (or portion thereof) to the consideration paid by Purchaser to Sellers hereunder pursuant to Section 2.6(c), and any assumed liabilities treated as amounts realized and any other relevant amounts for U.S. federal income Tax purposes in a manner consistent with Exhibit E attached hereto (the “Allocation Schedule). The Allocation Schedule will be conclusive and binding on all Parties.

(c)Except as set forth in Section 2.3(c) of the Seller Disclosure Letter, Sellers and Purchaser will (and will cause their respective Affiliates to) prepare and file all relevant federal, state, local and foreign Tax Returns in accordance with the Transaction Tax Treatment and the Allocation Schedule. Except as set forth in Section 2.3(c) of the Seller Disclosure Letter, none of Sellers or Purchaser will (and will cause their respective Affiliates not to) take any position inconsistent with the Transaction Tax Treatment or the Allocation Schedule on any Tax Return, in connection with any Tax Proceeding or otherwise, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law).

Section 2.4    CLOSING. Unless this Agreement will have been terminated in accordance with Section 10.1 and subject to the terms and conditions of this Agreement, the closing of the Transaction (the “Closing”) will take place at the offices of Jones Day, 222 East 41st Street, New York, New York at 10:00 a.m., local time, as promptly as practicable, which will be no later than the fifth (5th) Business Day after the satisfaction or waiver (by the Party entitled to grant such waiver and to the extent permitted by applicable Law) of each of the conditions set forth in ARTICLE IX (other than those conditions that by their nature are to be satisfied by action at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place, date and time as Purchaser and Sellers may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.5    CLOSING DELIVERIES.

(a)Deliveries by Purchaser at the Closing. At the Closing, Purchaser will deliver, or cause to be delivered, to Sellers the following:

(i)the Closing Date Cash Payment payable to Sellers as set forth in Section 2.2;
(ii)the certificate to be delivered by Purchaser pursuant to Section 9.2(c);
(iii)each of the Ancillary Agreements to which Purchaser or its Affiliate is a party, duly executed by such Person; and
(iv)the letters to be delivered by Purchaser and TOI pursuant to Section 7.14.

(b)Deliveries by Sellers at the Closing. At the Closing, Sellers will deliver, or cause to be delivered, to Purchaser the following:

(i)Certificates representing the Shares, to the extent such shares are in certificate form, duly endorsed in blank or accompanied by stock powers or stock transfer forms duly endorsed in blank and, if applicable, executed by deed, in each case in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;

(ii)the certificate to be delivered by PPG pursuant to Section 9.3(c);

(iii)a certificate of good standing as of a recent date of each Company (other than any Company in a jurisdiction that does not recognize such concept) from its respective jurisdiction of incorporation;

(iv)each of the Ancillary Agreements to which a Seller or its Affiliate is a party, duly executed by such Person;

(v)each of the Ancillary Agreements to which the Companies are a party, duly executed by an officer of such Company;

(vi)a duly executed certificate of non-foreign status of PPG LLC, substantially in the form of the sample statement set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B), to the effect that PPG LLC is not a “foreign person” within the meaning of Section 1445 of the Code and Treasury Regulations thereunder;

(vii)a duly executed certificate of TOH, in accordance with Treasury Regulations Section 1.1445-11T(d)(2), to the effect that less than fifty percent (50%) of the value of the gross assets of TOH consists of “United States real property interests” within the meaning of Section 897 of the Code and that less than ninety percent (90%) of the value of the gross assets of TOH consists of such “United States real property interests” plus cash or cash equivalents; and

(viii)a duly executed certificate of TOL, in accordance with Treasury Regulations Section 1.1445-11T(d)(2), to the effect that less than fifty percent (50%) of the value of the gross assets of TOL consists of “United States real property interests” within the meaning of Section 897 of the Code and that less than ninety percent (90%) of the value of the gross assets of TOL consists of such “United States real property interests” plus cash or cash equivalents.

Section 2.6    POST-CLOSING ADJUSTMENT OF PURCHASE PRICE. As soon as practicable, but in no event later than ninety (90) days after the Closing Date, Purchaser will prepare and deliver to PPG a statement setting forth Purchaser’s calculation of (i) the Closing Net Working Capital, (ii) the Target Entity Net Indebtedness as at the Closing Date, and (iii) the Adjustment Amount (as hereinafter defined), if any, resulting therefrom (such statements, collectively, the “Closing Statements”).

(a)Cooperation. PPG will, and will use its commercially reasonable efforts to cause the Companies’ statutory auditors and other advisors to cooperate in responding to questions and requests for information submitted by Purchaser or its Representatives in connection with the preparation of the Closing Statements and will, with reasonable prior notice, provide Purchaser or its Representatives with full access to PPG’s Representatives and will use commercially reasonable efforts to cause the Companies’ statutory auditors to, with reasonable prior notice, provide Purchaser or its Representatives with full access to all books and records to the extent related to the Purchased Assets and the Business, in any way relating to the preparation and review of the Closing Statements. During the Review Period, Purchaser will, and will use its commercially reasonable efforts to cause the Companies’ statutory auditors and other advisors to cooperate in responding to questions and requests for information submitted by PPG or its Representatives in connection with PPG’s review of the Closing Statements and will, with reasonable prior notice, provide PPG or its Representatives with full access to Purchaser’s Representatives and will use commercially reasonable efforts to cause the Companies’ statutory auditors to, with reasonable prior notice, provide PPG or its Representatives with full access to all books and records to the extent related to the Purchased Assets and the Business in any way relating to the preparation and review of the Closing Statements.

(b)Disputes Regarding the Closing Statements.

(i)PPG will, within thirty (30) days from the date of the submission of the last of the Closing Statements (the “Review Period”), complete its review thereof and notify Purchaser in writing of its objection to any of the Closing Statements (the “Objection”). The Objection will describe in reasonable detail the reasons for the Objection (the “Disputed Items”), the revisions to the Closing Statements which PPG believes should be made, and PPG’s revised calculation, if any, of the Adjustment Amount. Failure to so notify Purchaser within the Review Period will constitute acceptance and approval of the Closing Statements which will become final and binding upon Sellers and Purchaser.

(ii)If, within twenty (20) days after the submission by PPG of any Objection (the “Negotiation Period”), Purchaser and PPG are unable to resolve all the Disputed Items after using their good faith efforts to reach a resolution, they will submit the unresolved Disputed Items to KPMG LLP or, if KPMG LLP is unwilling or cannot accept its engagement, to another internationally recognized firm of independent public accountants as to which PPG and Purchaser mutually agree (the “Independent Accounting Firm”). If PPG and Purchaser cannot agree on the Independent Accounting Firm within ten (10) Business Days after the end of the Negotiation Period, either PPG or Purchaser will be entitled to request the designation of such firm by the International Chamber of Commerce in New York pursuant to the ICC Rules.

(iii)Purchaser and PPG will each promptly prepare a written statement on the unresolved Disputed Items together with the relevant documentation in relation thereto (the “Submitted Statements”), which will be submitted to the Independent Accounting Firm for determination. In particular, without limitation, Purchaser will keep up to date and make available to PPG and its Representatives and the Independent Accounting Firm its books and records relating to the Business. Purchaser and PPG will cause the Independent Accounting Firm to be provided with any other information and documentation that may be reasonably requested thereby as soon as reasonably practicable. Purchaser and PPG will instruct the Independent Accounting Firm to act as experts in accounting and not as arbitrators, and to limit its examination to the unresolved Disputed Items set forth in the Submitted Statements. The Independent Accounting Firm will make a final determination, binding on the Parties of the appropriate amount of each of the line items in the Closing Statements which remain in dispute as indicated in the Submitted Statement. The Independent Accounting Firm will calculate the Adjustment Amount and will be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement and (ii) with respect to each item in dispute, such determination may not be in excess of the higher, nor less than the lower, of the amounts advocated by PPG in its Submitted Statement or by Purchaser in its Submitted Statement. The Parties will use their commercially reasonable efforts to cause the Independent Accounting Firm to deliver a final written report within sixty (60) days following its appointment. The determination of the unresolved Disputed Items by the Independent Accounting Firm in its final report will state which adjustments should be made to the Closing Statements (including a calculation of the resulting Adjustment Amount, if any), and will be delivered to PPG and Purchaser as promptly as practicable. Purchaser and PPG will, and will procure that their accountants and other advisers will, and will instruct the Independent Accounting Firm to keep all information and documents provided to them pursuant to this Section 2.6(b)(iii) confidential and will not use the same for any purpose, except in connection with the preparation of the Closing Statements or the resolution of the Disputed Items. All fees and expenses of the Independent Accounting Firm will be shared equally between Sellers, on the one hand, and Purchaser, on the other.

(iv)The Closing Statements (a) to which PPG does not object in accordance with Section 2.6(b)(i), (b) as to which Purchaser and PPG agree, or (c) as otherwise conclusively determined by in accordance with Section 2.6(b)(iii) will be referred to as the “Final Closing Statements.”

(c)Adjustment.

(i)If and to the extent the Closing Net Working Capital as set forth in the Final Closing Statements (the “Final Closing Net Working Capital”) is greater than or less than the Target Closing Net Working CapitalFinal Closing Net Working CapitalSection 2.6(c)(i), the following adjustments will be made:
(A)To the extent that such Final Closing Net Working Capital is less than the Target Closing Net Working Capital, an amount equal to fifty-one percent (51%) of such difference will be paid by Sellers to Purchaser.
(B)To the extent that such Final Closing Net Working Capital is greater than the Target Closing Net Working Capital, an amount equal to fifty-one percent (51%) of such excess will be paid by Purchaser to Sellers.

(ii)If and to the extent the Target Entity Net Indebtedness as set forth in the Final Closing Statements (the “Final Target Entity Net Indebtedness”) is greater than or less than $0.00, the following adjustments will be made:

(A)To the extent that such Final Target Entity Net Indebtedness is less than $0.00, an amount equal to fifty-one percent (51%) of such difference will be paid by Purchaser to Sellers.

(B)To the extent that such Final Target Entity Net Indebtedness is greater than $0.00, an amount equal to fifty one percent (51%) of such excess will be paid by Sellers to Purchaser.
(iii)All amounts payable by Purchaser or Sellers, as the case may be, pursuant to this Section 2.6(c), will be netted against all other amounts payable to such Parties by the other Parties pursuant to this Section 2.6(c), and the resulting net aggregate of such adjustments will be referred to as the “Adjustment Amount.”

(d)The Adjustment Amount will be paid in immediately available funds within seven (7) days following the determination of the Final Closing Statements, and will bear interest from the Closing Date through and including the date of actual payment at the 3-Month LIBOR plus 200 basis points.

Section 2.7    GENERAL METHOD OF PAYMENT. Unless otherwise agreed to by the Parties in writing, the payment of the Closing Date Cash Payment, the Adjustment Amount and all other cash payments under this Agreement will be made to the receiving Party in U.S. Dollars by irrevocable wire transfer in immediately available funds to such bank account or bank accounts as the recipient Party will designate in writing. All sums payable hereunder which are not paid in a timely fashion will bear interest at the 3-Month LIBOR plus 400 basis points from and including the day payment was due through and including the day payment is made.

Section 2.8    TERMINATION OF INTERCOMPANY AGREEMENTS.

(a)Except as set forth in Section 2.8(b), all Contracts between any of the Target Entities, on the one hand, and Sellers and their Affiliates, on the other hand, will be deemed terminated as of the Closing, whether or not in writing, between or among any of the parties thereto, effective without further action. No such Contract (including any provision thereof which purports to survive termination) will be of any further force or effect after the Closing and all Parties will be released from all Liabilities thereunder; provided that no Party shall be released from payment of any amounts due as of immediately prior to the Closing in the Ordinary Course of Business under any intercompany agreements to be terminated pursuant to this Section 2.8; provided, further, that any amount so owed by the Target Entities to any Seller as of immediately prior to the Closing will be paid by the Target Entities in the Ordinary Course of Business and will be taken into account as a payable in calculating the Closing Net Working Capital. Each Party will, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b)The provisions of Section 2.8(a) will not apply to any of the following Contracts (or to any of the provisions thereof):

(i)this Agreement and the Ancillary Agreements (and each other Contract expressly contemplated by this Agreement or any Ancillary Agreement to be entered into or continued by any of the Parties or any of their Affiliates);

(ii)any Contracts to which any Person other than any of the Parties or their respective Affiliates is a party (it being understood that, to the extent that such Contracts constitute Purchased Assets, they will be Conveyed pursuant to Section 2.1);

(iii)any other Contracts that this Agreement or any Ancillary Agreement expressly contemplates will survive the Closing; and

(iv)the Contracts listed in Section 2.8 of the Seller Disclosure Letter.

Section 2.9    SUBSEQUENTLY DISCOVERED ASSETS. In the event that, at any time from and after the Closing, (i) any Seller discovers that it or any of its Affiliates is the owner of any Asset

(including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable), such Seller will promptly Convey, or cause to be Conveyed, such Asset to the Person so entitled thereto (and Purchaser will cause such entitled Person to accept such Asset) or (ii) Purchaser discovers that it or any of its Affiliates is the owner of, receives or otherwise comes to possess any asset of Sellers (other than an asset that is exclusively used in the operations of any of the Target Entities) as a result of a Conveyance pursuant to this Agreement that is not an Asset or the Shares, such Purchaser will promptly Convey, or cause to be Conveyed, such asset to the Person so entitled thereto (and the relevant Party will cause such entitled Person to accept such asset).

Section 2.10    WAIVER OF BULK-SALES LAWS. Each of Sellers and Purchaser hereby waives compliance with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the Transaction.

Section 2.11    TAX WITHHOLDING. Notwithstanding anything to the contrary in this Agreement, each of the Purchaser, the Target Entities, PPG, Sellers and their respective Affiliates and agents will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable under this Agreement such amounts that it is required to deduct and withhold under the Code or any other applicable Tax Law. To the extent that amounts are so deducted and withheld and properly paid over to the applicable Governmental Authority, such amounts will be treated as having been paid to the Person in respect of which such deduction and withholding was made. No later than twenty (20) Business Days prior to any payment required to be made hereunder by any Party from which such Party determines that withholding with respect to Taxes will be required under applicable Tax Law, the withholding party shall notify the Party to which such payment is to be made in writing of such determination. Each of PPG and Purchaser, as applicable, shall (and shall cause their respective Affiliates to) reasonably cooperate with the other Party to minimize any required withholding with respect to any amounts otherwise payable under this Agreement; provided that, for the avoidance of doubt, such other Party or any of its Affiliates shall not be required to incur any unreimbursed cost, expense or loss.

ARTICLE III

SELLERS REPRESENTATIONS AND WARRANTIES
RELATED TO THE TARGET ENTITIES

Subject to any matters disclosed in the corresponding numbered sections of the disclosure letter delivered by Sellers to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Letter”) (provided that disclosure in any section of the Seller Disclosure Letter will apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent from the Seller Disclosure Letter), Sellers hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing, as follows:
Section 3.1    ORGANIZATION; QUALIFICATION.

(a)Each of the Companies is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concepts) under the Laws of its respective jurisdiction of incorporation.

(b)Each of the Target Entities is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concepts) under the Laws of its jurisdiction of incorporation or formation, as the case may be, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on the Business as presently conducted, except for such failures to be in good standing that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Target Entities is duly qualified and licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.2    CAPITAL STOCK AND OTHER MATTERS.

(a)Except for the Shares and the shares owned directly or indirectly by Purchaser as of the date hereof, there are no shares of Capital Stock or other equity securities of any Company issued, reserved for issuance or outstanding. The Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, voting trust agreement, proxy, right of first refusal, preemptive right or subscription right or organizational documents of any Company or any Contract, Benefit Plan or Seller Benefit Plan to which any Company is a party or otherwise bound.

(b)No bonds, debentures, notes or other Indebtedness of any of the Companies having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of Shares may vote are issued or outstanding.

(c)There are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments, agreements, arrangements, undertakings or Contracts, Benefit Plans or Seller Benefit Plans of any kind to which any Target Entity is a party or by which any Target Entity is bound obligating any Target Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Capital Stock or other voting securities or equity interest or Indebtedness or obligating any Target Entity to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract, Benefit Plan or Seller Benefit Plan.

Section 3.3    CORPORATE AUTHORITY; NO VIOLATION.

(a)Each of the Companies has, or as of the Closing Date will have, the corporate power and authority to enter into each Ancillary Agreement to which it is a party and to carry out its obligations thereunder. The execution, delivery and performance by the Companies of each Ancillary Agreement to which they are, or as of the Closing Date will be, a party, and the consummation of the transactions contemplated thereby have been, or will be as of the Closing Date, duly authorized by all requisite corporate action on the part of the Companies.

(b)As of the Closing Date, each Ancillary Agreement to which a Company is a party will have been duly executed and delivered to Purchaser by such Company and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of such Company, enforceable against such Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies (the “Enforceability Exceptions”)).

(c)Neither the execution and delivery of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby, or performance of the provisions hereof or thereof, will (i) violate or conflict with any provision of any of the Target Entities’ organizational documents; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which any of the Target Entities is a party or by which any of them is bound or affected; (iii) result in the creation of a Lien other than a Permitted Lien on any of the Purchased Assets; (iv) require the Consent of any Person other than the Parties; or (v) violate or conflict with any Law or Order of any Governmental Authority applicable to any of the Target Entities except, in the case of clauses (ii), (iii) or (iv) for such violations, conflicts, defaults or Liens as would not be or reasonably be expected to be, individually or in the aggregate, material to the Target Entities taken as a whole.

Section 3.4    CONSENTS AND APPROVALS. No filing with or notice to, and no Consent of, any Governmental Authority is required on the part of any of the Target Entities for the execution, delivery and performance by the Companies of the Ancillary Agreements or the consummation by Sellers of the Transaction, except compliance with the applicable requirements of the HSR Act and of any non-U.S. Regulatory Laws listed in Section 3.4(a) of the Seller Disclosure Letter, any other notices listed on Section 3.4(b) of the Seller Disclosure Letter, and any other filings or Consents, the absence of which would not be or reasonably be expected to be, individually or in the aggregate, material to the Target Entities taken as a whole.

Section 3.5    FINANCIAL STATEMENTS.

(a)Sellers have provided to Purchaser true and complete copies of (i) the unaudited combined balance sheets of the Target Entities for each of the two (2) fiscal years ended as of December 31, 2012 and December 31, 2011, and the related unaudited combined statements of income and statements of cash flows of the Target Entities (collectively referred to herein as the “Financial Statements”) and (ii) the unaudited combined balance sheet of the Target Entities (the “Balance Sheet”) as of March 31, 2013, and the related combined statements of income and statements of cash flows of the Target Entities (collectively referred to herein as the “Interim Financial Statements”). The Financial Statements and the Interim Financial Statements (i) were prepared from the books of account and other financial records of Sellers and the Target Entities, (ii) present fairly, in all material respects, the combined financial condition, results of operations and cash flows of the Target Entities as of the dates thereof or for the periods covered thereby, and (iii) have been prepared in accordance with GAAP consistently applied, subject to normal year-end adjustments and the absence of footnotes.

(b)Except for the Target Entities’ obligations expressly set forth under the Ancillary Agreements, none of the Target Entities has any material Liability that would be required by GAAP to be reflected on a combined balance sheet of the Target Entities (whether matured, unmatured, absolute, fixed or contingent or otherwise) except for those (i) Liabilities or obligations disclosed and provided for in the Balance Sheet (or in the notes thereto), (ii) Liabilities or obligations incurred since March 31, 2013, in the Ordinary Course of Business, and (iii) Liabilities or obligations incurred in connection with the Transaction.

Section 3.6    INVESTIGATIONS; LITIGATION.

(a)As of the date of this Agreement, there is no material investigation or review pending or, to the Knowledge of Sellers, threatened by any Governmental Authority against any of the Target Entities, except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Target Entities taken as a whole.

(b)As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of Sellers, threatened against any of the Target Entities, at law or in equity, and there are no material Orders of any Governmental Authority entered against any of the Target Entities, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7    COMPLIANCE WITH LAWS; PERMITS.

(a)Each of the Target Entities is in material compliance with all, and since January 1, 2012 has received no notice of any material violation of any Laws applicable to such Persons or the Business (including trade compliance and customs Laws).

(b)To the Knowledge of Sellers, each of the Target Entities is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease and operate the Business as it is now conducted (the “Permits”). To the Knowledge of Sellers, all such Permits are in full force and effect, or immediately prior to the Closing Date will be in full force and effect.

Section 3.8    ENVIRONMENTAL MATTERS.

To the Knowledge of Sellers:
(a)Each of the Target Entities is, and since January 1, 2011 has been, in material compliance with all applicable Environmental Laws, and each Target Entity possesses all material Permits that are required under applicable Environmental Laws and are in material compliance with the terms and conditions thereof;

(b)None of the Target Entities has received written notice of, or is the subject of, any material claims, investigations, demands or notices by any Governmental Authority asserting a material obligation on the part of any of the Target Entities to conduct investigations or clean-up activities under any Environmental Law or alleging material liability under or material non-compliance with any Environmental Law;

(c)None of the Target Entities is subject to any material indemnification obligation with respect to Environmental Laws or Hazardous Materials; and

(d)There is no condition (including any Release of a Hazardous Material into the air, soil, surface water, sediment or ground water) that would give rise to material liability under applicable Environmental Laws on, at, under or related to any property currently owned, leased or used by any of the Target Entities.

Section 3.9    TAX MATTERS.

(a)(i) All material Tax Returns required to be filed by the Target Entities, have been timely filed, (ii) all such Tax Returns are true, complete and correct in all material respects; (iii) all material Taxes shown as due and payable on such Tax Returns, and all material Taxes (whether or not reflected on such Tax Returns) required to have been paid by the Target Entities have been paid; and (iv) the Target Entities have duly and timely withheld all material Taxes required to be withheld under applicable Law and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b)No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any material Taxes of any of the Target Entities has been filed or entered into with any Taxing Authority.

(c)There is no material dispute or claim concerning any material Tax liability of any Target Entity that has been claimed or raised by any Taxing Authority in writing.

(d)None of the Target Entities (i) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than any such agreement or arrangement not primarily relating to Taxes and entered into in the Ordinary Course of Business), (ii) is or has been a member of any consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes or claiming any relief or exemption from Tax, or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(e)None of the assets of the Target Entities are subject to any Lien with respect to material Taxes (other than Permitted Liens).

(f)None of the Target Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (i) change in accounting method under Section 481(a) of the Code (or any similar provision of state, local or foreign Law) made prior to the Closing; (ii) “intercompany transaction” or “excess loss account” described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into or existing, respectively, prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv) prepaid amount received on or prior to the Closing; or (v) election under Section 108(i) of the Code.

(g)None of the Target Entities has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h)All of the Target Entities are resident for Tax purposes in their jurisdiction of formation, and no Target Entity is or has been resident for Tax purposes in any other jurisdiction. None of the Target Entities has a “permanent establishment” (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

(i)Each of the Target Entities has properly and timely documented its transfer pricing methodology in compliance with Sections 482 and 6662 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Law). No Target Entity is a party to any advance pricing agreement or any similar agreement or arrangement.

(j)Notwithstanding anything herein to the contrary, all representations and warranties set forth in this Section 3.9, to the extent they relate to or are made with respect to a Target Entity other than TOI or any of its Subsidiaries, are made to the Knowledge of Sellers.

Section 3.10    EMPLOYEE MATTERS.

(a)Section 3.10(a) of the Seller Disclosure Letter lists each material Benefit Plan.

(b)With respect to each Benefit Plan listed in Section 3.10(a) of the Seller Disclosure Letter and each material Multiemployer Pension Plan which any Target Entity sponsors, maintains, participates in, contributes to, or is required to contribute to, Sellers have made available to Purchaser true and complete copies of the following materials (in each case, to the extent applicable) as of the date of this Agreement: (i) the current plan document (together with all material amendments thereto) or, in the case of an unwritten Benefit Plan, a written description thereof; (ii) all current determination letters from any U.S. Governmental Authority; (iii) all current summary plan descriptions and summaries of material modifications; (iv) all material trust agreements, insurance contracts and other documents relating to the funding or payment of benefits thereunder; and (v) all material notices and correspondence received from, or provided to, any Governmental Authority with respect thereto.

(c)Each Benefit Plan is and has been maintained, operated, and administered in compliance in all material respects with its terms and all applicable Laws (including, if applicable, ERISA and the Code). With respect to any Non-US Plan, if such plan is intended to qualify for special Tax treatment, such plan complies in all material respects with the requirements for such treatment.

(d)Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current favorable determination letter from the IRS. To the Knowledge of Sellers, there are no existing circumstances or any events that have occurred or condition that exists that would reasonably be expected to adversely affect any such determination letter or the qualified status of any such plan.
(e)None of the Target Entities nor any ERISA Affiliate currently sponsors, maintains, contributes to, is required to contribute to, or has at any time in the past six years sponsored, maintained, entered into, contributed to, or been required to contribute to, any plan, program, policy, practice, contract, agreement, fund, or other arrangement that is covered by or subject to Title IV or Section 302 of ERISA or Section 412 of the Code. None of the Target Entities nor any ERISA Affiliate has incurred any Liability under Title IV or Section 302 of ERISA or Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in any of the Target Entities or any ERISA Affiliate incurring any Liability thereunder.

(f)No Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees, officers, directors, independent contractors, consultants, or other service providers of any of the Target Entities beyond their retirement or other termination of service, other than coverage mandated by applicable Law or coverage that terminates within one (1) year following the relevant termination of service.

(g)None of the Target Entities nor any ERISA Affiliate is now contributing or obligated to contribute to, or has at any time in the last six (6) years contributed to or been obligated to contribute to, any Multiemployer Pension Plan.

(h)No Benefit Plan that is subject to ERISA has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA.

(i)Except with respect to any de minimis contributions or amounts, all contributions and other amounts payable by any of the Target Entities pursuant to each Benefit Plan and each Multiemployer Pension Plan, in respect of current and prior plan years, have been timely paid or, to the extent required by GAAP, accrued in accordance with GAAP.

(j)There are no pending or, to the Knowledge of Sellers, threatened or anticipated proceedings, audits, assessments, complaints or examinations (other than routine claims for benefits payable in the Ordinary Course of Business) by, on behalf of or against any of the Benefit Plans or any trusts related thereto.

(k)No Benefit Plan provides any individual with an indemnification, “gross up” or similar payment in respect of any Taxes or other amounts that may become payable under or in connection with Section 409A or Section 4999 of the Code.

(l)Except as required by this Agreement or by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the Transaction (in any case, either alone or in conjunction with any other event, condition, or circumstance) would reasonably be expected to (i) result in any payment or benefit (including severance, forgiveness of indebtedness or otherwise) becoming due, paid or payable to any current or former employee, officer, director, independent contractor, consultant, or other service provider of any of the Target Entities or any beneficiary or dependent thereof or any Seller Employee under any Benefit Plan, Seller Benefit Plan, or otherwise, (ii) increase the amount or value of any benefit or compensation otherwise due, payable or required to be provided to any such Person, or (iii) result in any acceleration or deferral of the time of payment, funding or vesting of any such benefit or compensation.

(m)None of the Target Entities have incurred any obligation that has not been satisfied in connection with the termination of, or withdrawal from, any Non-US Plan that is a defined benefit pension plan. The present value of the accrued benefit liabilities (whether or not vested) under each Non-US Plan which is a defined benefit pension plan, determined as of the end of the applicable Target Entity’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-US Plan allocable to such benefit liabilities.

Section 3.11    LABOR MATTERS.

(a)Section 3.11(a) of the Seller Disclosure Letter lists each collective bargaining agreement, contract or other written agreement with a labor union or labor organization that is applicable to any of the Target Entities or any employee or service provider of any of the Target Entities.

(b)None of the Target Entities is subject to a labor dispute, strike, slowdown or work stoppage, nor, to the Knowledge of Sellers, is any such activity threatened, in each case, that would reasonably be expected to be material to the Target Entities.

(c)To the Knowledge of Sellers, (i) there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened, involving any of the Target Entities’ employees or service providers, and (ii) since January 1, 2010, there has not been any union organizing effort pending or threatened against any of the Target Entities.

(d)Except as would not reasonably be expected to result in material Liability to the Target Entities, there is no unfair labor practice charge, complaint, labor dispute or labor arbitration proceeding pending or, to the Knowledge of Sellers, threatened against any of the Target Entities.

(e)Except as would not reasonably be expected to result in material Liability to the Target Entities, there is no employment-related complaint, lawsuit, or administrative proceeding pending or, to the Knowledge of Sellers, threatened against any of the Target Entities. To the Knowledge of Sellers, there is no employment-related investigation pending or threatened against any of the Target Entities.

(f)None of the Target Entities have any unsatisfied Liabilities under the WARN Act.

Section 3.12    INTELLECTUAL PROPERTY MATTERS.

(a)Section 3.12(a) of the Seller Disclosure Letter contains a complete and accurate list as of the date hereof of each of the Target Entities’ patents, pending patent applications, registered trademarks and service marks and pending applications therefor, domain names, or other registered Intellectual Property Rights (and pending applications therefor).

(b)As of the Closing, except pursuant to any Ancillary Agreement and any surviving intercompany agreement listed on Section 2.8 of the Seller Disclosure Letter, and other than (i) the PPG Manufacturing IP, (ii) the PPG Licensed Technology, (iii) the PPG Internal Services IP, (iv) any Intellectual Property Rights in or directly relating to the PPG Supplied Products (each as defined in the Form of Intellectual Property License Agreement attached as hereto as Exhibit B) and (v) Intellectual Property Rights that are not within the definition of PPG Licensed Technology pursuant to clause (i) thereof and would be within the definition of PPG Licensed Technology pursuant to clause (ii) thereof, but for the fact that their use or contemplated use in connection with the Business is not provided for in written product development plans approved by the Board, Sellers and their Affiliates will not (x) own or have any interest in any Intellectual Property Rights used or held for use in connection with the Business as then currently conducted by the Target Entities or (y) have any right to use or otherwise exploit any T IP Rights.

(c)To the Knowledge of Sellers:

(i)as of the Closing, the Target Entities will have all right, title and interest in and to, or have adequate licenses or other valid and enforceable rights to use, free and clear of all Liens except Permitted Liens and Liens pursuant to the agreements listed on Section 3.12(c) of the Seller Disclosure Letter, all Intellectual Property Rights used or held for use in connection with the Business as currently conducted by the Target Entities (the “T IP Rights”);

(ii)(A) all Intellectual Property Rights listed in Section 3.12 of the Seller Disclosure Letter are in full force and effect, (B) neither any of the Sellers or their Affiliates nor any of the Target Entities has received any written notice that remains unresolved that any such right is the subject of any allegation, claim, interference, opposition, cancellation, nullity, re-examination or other proceeding placing in question its validity or scope and (C) no claim or allegation has been asserted or threatened in writing that remains unresolved that either challenges the validity, enforceability, ownership or use of any of the T IP Rights listed in Section 3.12 of the Seller Disclosure Letter or challenges the validity, enforceability, ownership or use of any other T IP Rights;

(iii)(A) the conduct of the Business as currently conducted by the Target Entities does not infringe, misappropriate or otherwise conflict with any valid, enforceable Intellectual Property Right of any third party and (B) there are no infringements or misappropriations of, or other conflicts with, any T IP Rights;

(iv)(A) no material T IP Rights consisting of trade secrets or other proprietary information have been improperly divulged or improperly appropriated for the benefit of any Person; (B) each of the Target Entities have taken commercially reasonable steps to protect the Target Entities’ rights in trade secrets, including trade secrets of any of the Target Entities or trade secrets disclosed by any other Person to any of the Target Entities; and (C) no employee, officer, director, consultant or advisor of any of the Target Entities is in material violation of any term of any employment contract or any other Contract, Benefit Plan, or any restrictive covenant, relating to the right to use trade secrets or proprietary information of others.

(d)All current and former PPG employees and contractors who have created any portion of any Intellectual Property Rights owned or purported to be owned by the Target Entities that is material to the conduct of the Business of the Target Entities have assigned to Sellers or the Target Entities all such Person’s rights therein and thereto; and to the extent such Person’s rights have been assigned to Sellers, such rights will have been assigned to the Target Entities as of the Closing.

Section 3.13    MATERIAL CONTRACTS.

(a)Section 3.13 of the Seller Disclosure Letter sets forth a list of all Material Contracts in effect as of the date of this Agreement. For purposes of this Agreement, the term “Material Contracts” means any of the following Contracts (other than this Agreement, each Ancillary Agreement and any Contract solely between a Target Entity and Purchaser or one of its Affiliates) to which a Target Entity is a party:

(i)any non-competition agreements or other Contracts that materially limit or will materially limit any of the Target Entities from competing or engaging in any business or geographic area;

(ii)any indenture, credit agreement or loan agreement pursuant to which any of the Target Entities have any Indebtedness for borrowed money in excess of $100,000, other than between or among any of the Target Entities;

(iii)any Contract for the sale or acquisition (including by way of merger, purchase of equity or other business combination) of any operating business with respect to which any of the Target Entities still have remaining material obligations;

(iv)any Contract not in the Ordinary Course of Business that provides for annual payments in excess of $250,000 by any of the Target Entities and which are not cancellable without penalty or further payment and without more than thirty (30) days’ notice;

(v)any Contract that contains most favored nation pricing, grants or requirements of exclusivity or minimum purchase requirements on the Target Entities;

(vi)all Contracts with any Governmental Authority to which any of the Target Entities is a party, other than Permits and similar immaterial Contracts in the Ordinary Course of Business;

(vii)all Contracts for Leased Real Property for which the aggregate annual base rent or lease payments exceed $200,000, respectively;

(viii)any Contract providing a third party with rights to, or based upon, any T IP Rights, other than non-exclusive (A) trademark licenses relating to the advertising, promotion and sale of the products of the Target Entities or (B) licenses of Intellectual Property Rights granted to customers in connection with products sold for Ophthalmic use, in each case, granted in the Ordinary Course of Business;

(ix)any Contract (other than contracts of employment and contracts for commercial software or other Intellectual Property Rights in the Ordinary Course of Business) providing for the development of any Intellectual Property Rights for any of the Target Entities or otherwise related to the Business, or providing for the purchase by or license to (or for the benefit or use of) any of the Target Entities of any Intellectual Property Rights; and

(x)any other Contract the absence of which would reasonably be expected to have a Material Adverse Effect, other than non-disclosure agreements entered into in the Ordinary Course of Business.

(b)Each Material Contract is a valid and binding obligation and is in full force and effect, except insofar as (i) such enforceability may be limited by an applicable Enforceability Exception, (ii) the failure to be a valid and binding obligation or to be enforceable would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (iii) such Material Contract has previously expired in accordance with its terms, or (iv) such Material Contract has been terminated in the Ordinary Course of Business. Each of the Target Entities has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and none of the Target Entities is in default of any material provision in respect of, and to the Knowledge of Sellers, no counterparty is in default of any material provision in respect of, any Material Contract.

Section 3.14    BROKERS OR FINDERS. No agent, broker, investment banker, financial or other similar Person is or will be entitled, by reason of any agreement, act or statement by any of the Target Entities, directors, officers or employees, to any success, financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements, in each case, for which Purchaser or any of the Target Entities could become liable or obligated.

Section 3.15    SUFFICIENCY OF ASSETS.

(a)As of the Closing, after giving effect to the Dye Supply Agreement, the R&D Services Agreement, the Intellectual Property License Agreement, the Transition Services Agreement (but only with respect to services listed on Schedule A thereto) and any surviving intercompany agreements listed on Section 2.8 of the Seller Disclosure Letter, the Purchased Assets, together with the Third Party Rights, will constitute all assets, properties and rights necessary to operate the Business in all material respects as it has been conducted since December 31, 2012 through the date of this Agreement.

(b)The Target Entities own, lease or have the legal right to use all the properties and assets, including Intellectual Property Rights, used or otherwise owned, leased or used by the Target Entities to conduct in all material respects the Business as conducted by the Target Entities as of the date of this Agreement and, with respect to Contract rights, are party to and enjoy the right to the benefits of all Contracts used to conduct in all material respects the Business as conducted by the Target Entities as of the date of this Agreement.

Section 3.16    TRANSACTIONS WITH AFFILIATES. Section 3.16 of the Seller Disclosure Letter sets forth (a) each written Contract between the Sellers or any of their Affiliates, on the one hand, and any of the Target Entities, on the other hand (“Affiliate Contracts”) and (b) a list of the material services provided by (i) any Seller or any of its Affiliates to any of the Target Entities or (ii) any of the Target Entities to any Seller or any of its Affiliates. Except as provided pursuant to Section 2.8(b), none of the Affiliate Contracts will continue after the Closing.

ARTICLE IV

SELLERS REPRESENTATIONS AND WARRANTIES

Subject to any matters disclosed in the corresponding numbered sections of the Seller Disclosure Letter (provided that disclosure in any section of the Seller Disclosure Letter will apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent from the Seller Disclosure Letter), Sellers hereby represent and warrant to Purchaser, as of the date hereof and as of the Closing, as follows:
Section 4.1    ORGANIZATION; QUALIFICATION. Sellers are duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of their jurisdiction of incorporation or formation, as the case may be. Sellers have the requisite corporate or similar power and authority to own their properties and to carry on their business as presently conducted and are duly qualified to do business and are in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of their business or the ownership or leasing of their properties makes such qualification necessary, except where the failure to be so organized, qualified or in good standing or have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.2    CORPORATE AUTHORITY; NO VIOLATION.

(a)Sellers have the corporate power and authority to enter into this Agreement and the Ancillary Agreements to which they are a party and to carry out their obligations hereunder and thereunder. The execution, delivery and performance by Sellers of this Agreement and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of Sellers.

(b)This Agreement has been duly executed and delivered by Sellers and constitutes a legal, valid and binding agreement of Sellers, enforceable against Sellers in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions). As of the Closing Date, subject to the Enforceability Exceptions, each Ancillary Agreement to which any of Sellers or their Affiliates is a party will have been duly executed and delivered by such Person and will constitute a legal, valid and binding agreement of Sellers or their Affiliates, enforceable against such Person in accordance with its terms.

(c)Neither the execution and delivery by Sellers of this Agreement and the Ancillary Agreements to which they are a party nor the consummation by Sellers of the transactions contemplated hereby or thereby, or performance by Sellers of the provisions hereof or thereof, will (i) violate or conflict with any provision of Sellers’ organizational documents; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which any of the Target Entities is a party or by which any of them is bound or affected; (iii) result in the creation of a Lien other than a Permitted Lien on any of the issued and outstanding Shares; (iv) require the Consent of any Person other than the Parties; or (v) violate or conflict with any Law applicable to any of the Target Entities, except, in the case of clauses (ii), (iii) or (iv) for such violations, conflicts, defaults or Liens as would not be or reasonably be expected to be, individually or in the aggregate, material to the Sellers, taken as a whole.

Section 4.3    CONSENT AND APPROVALS. No filing with or notice to, and no Consent of, any Governmental Authority is required on the part of Sellers for the execution, delivery and performance by Sellers of this Agreement or the consummation by Sellers of the Transaction, except compliance with the applicable requirements of the HSR Act and of any non-U.S. Regulatory Laws listed in Section 4.3(a) of the Seller Disclosure Letter, any other Consents listed in Section 4.3(b) of the Seller Disclosure Letter, and any other filings or Consents the absence of which would not be or reasonably be expected to be, individually or in the aggregate, material.

Section 4.4    TITLE TO ASSETS. Sellers or their Affiliates are the legal and beneficial owner of the Purchased Assets, free and clear of all Liens, except for Permitted Liens. Each of the Shares is held of record by a Seller. No Seller is a party to any option, warrant, purchase right, or other Contract, Benefit Plan or Seller Benefit Plan or commitment (other than this Agreement and the Joint Venture Agreements) that could require such Seller to sell, transfer, or otherwise dispose of any Capital Stock or other equity interests of any of the Target Entities. Other than the Joint Venture Agreements, no Seller is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Capital Stock or other equity interests of any of the Target Entities. Upon delivery to Purchaser at the Closing of the Shares, duly endorsed (if applicable) by a Seller for transfer to Purchaser, Sellers’ entire ownership interest in and to all of the Shares will pass to Purchaser, free and clear of any Liens, other than Permitted Liens and those arising from acts of Purchaser or its Affiliates.

Section 4.5    BROKERS OR FINDERS. No agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by any of the Target Entities, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements, in each case, for which Purchaser or any of the Target Entities could become liable or obligated.

ARTICLE V

PURCHASER REPRESENTATIONS AND WARRANTIES

Subject to any matters disclosed in the corresponding numbered sections of the Disclosure Letter delivered by Purchaser to Sellers prior to the execution of this Agreement (the “Purchaser Disclosure Letter”) (provided that disclosure in any section of the Purchaser Disclosure Letter will apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent from the Purchaser Disclosure Letter), Purchaser hereby represents and warrants to Sellers, as of the date hereof and as of Closing, as follows:
Section 5.1    ORGANIZATION; QUALIFICATION. Purchaser is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation or formation, as the case may be. Purchaser has the requisite corporate or similar power and authority to own its properties and to carry on its business as presently conducted and is duly qualified to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so organized, qualified or in good standing or have such power or authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.2    CORPORATE AUTHORITY; NO VIOLATION.

(a)Purchaser has the corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to carry out their obligations hereunder and thereunder. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transaction have been duly authorized by all requisite corporate action on the part of Purchaser.

(b)This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms (except insofar as such enforceability may be limited by the Enforceability Exceptions). As of the Closing Date, subject to the Enforceability Exceptions, each Ancillary Agreement to which Purchaser is a party will have been duly executed and delivered by Purchaser and will constitute a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms.

(c)Neither the execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by Purchaser of the transactions contemplated hereby or thereby, or performance by Purchaser of the provisions hereof or thereof, will (i) violate or conflict with any provision of Purchaser’s organizational documents; (ii) result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Purchaser or any of its Affiliates is a party or by which any of them is bound or affected; (iii) result in the creation of a Lien on any of the issued and outstanding Shares; (iv) require the Consent of any Person other than the Parties; or (v) violate or conflict with any Law applicable to Purchaser, except, in the case of clauses (ii), (iii) or (iv) for such violations, conflicts, defaults or Liens as would not, individually or in the aggregate, reasonably be likely to prevent, impair or materially delay Purchaser’s ability to consummate the Transaction.

Section 5.3    CONSENTS AND APPROVALS. No filing with or notice to, and no Consent of, any Governmental Authority is required on the part of Purchaser for the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the Transaction, except compliance with the applicable requirements of the HSR Act and of any non-U.S. Regulatory Laws listed in Section 5.3(a) of the Purchaser Disclosure Letter, any other Consents listed on Section 5.3(b) of the Purchaser Disclosure Letter, and any other filings or Consents the absence of which would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay Purchaser’s ability to consummate the Transaction.

Section 5.4    FUNDING. Purchaser has available to it, and will have available to it at the Closing, including through available lines of credit, all of the funds required to be provided by Purchaser for the consummation of the Transaction and for the satisfaction of all of Purchaser’s obligations under this Agreement, including for the payment of the Purchase Price to Sellers.

Section 5.5    INSPECTIONS; LIMITATIONS OF SELLERS’ WARRANTIES. Except as otherwise expressly set forth in this Agreement, Purchaser acknowledges that the Purchased Assets, the Business and the businesses and properties of the Target Entities are furnished “AS IS,” “WHERE IS” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OR PROPERTIES OF THE TARGET ENTITIES.

Section 5.6    BROKERS OR FINDERS. No agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by any of the Target Entities, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements, in each case, for which Sellers could become liable or obligated.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1    CONDUCT OF BUSINESS BY THE TARGET ENTITIES. From and after the date of this Agreement and prior to the Closing Date or the date, if any, on which this Agreement is earlier terminated pursuant to Section 10.1, and except (a) as may be required by applicable Law, (b) as may be agreed in writing by Sellers and Purchaser, (c) as required pursuant to this Agreement (including Section 6.9), or (d) as set forth in Section 6.1 of the Seller Disclosure Letter, (i) Sellers and Purchaser (but, for the avoidance of doubt, only in Purchaser’s capacity as a 49% owner of the Companies and not in Purchaser’s capacity as a customer of the Target Entities or participant in the Business) will, and will cause each of their Affiliates to, use their commercially reasonable efforts to cause each of the Target Entities to carry on the business of each of the Target Entities in all material respects in the Ordinary Course of Business and use their respective commercially reasonable efforts to preserve intact the Business as conducted by the Target Entities in all material respects, including each of the Target Entities’ existing material goodwill and relations with customers, suppliers, Governmental Authorities and employees, and (ii) without limiting the generality of the foregoing:

(a)Dividends; Changes in Stock. No Company will (i) except pursuant to Section 6.9, declare, set aside, make, authorize or pay any dividend on or distribution with respect to its Capital Stock (whether in cash, assets, shares or other securities of any of the Target Entities), (ii) adjust, subdivide, split, combine or reclassify any of its Capital Stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, its Capital Stock, or (iii) directly or indirectly purchase, redeem or otherwise acquire any of its Capital Stock or any rights, warrants or options to acquire any such Capital Stock.

(b)Issuance of Securities. No Target Entity will issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any of the Capital Stock of any of the Target Entities or any securities convertible into or exchangeable for any such Capital Stock, or any rights, warrants or options to acquire or with respect to any such Capital Stock or convertible or exchangeable securities, or take any action to cause to be exercisable any otherwise unexercisable stock option.

(c)No Dispositions. No Target Entity will sell, lease, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens and, in respect of Intellectual Property, other than licenses or grants of rights to Intellectual Property, which is covered in Section 6.1(k)), or otherwise dispose of, any Assets, including the Capital Stock of Subsidiaries, other than (i) inventory or obsolete fixtures and equipment, in each case in the Ordinary Course of Business, (ii) pursuant to existing agreements in effect prior to the execution of this Agreement that has been listed in Section 3.13 of the Seller Disclosure Letter, or (iii) assets with a fair market value less than $250,000 in the aggregate.

(d)Insurance. Each Target Entity will (i) use reasonable best efforts to maintain (with insurance companies substantially as financially responsible as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with such entity’s past practice and (ii) except as set forth on Section 6.1(d) of the Seller Disclosure Letter, not undertake or permit any compromise or settlement of any claim arising under any of its respective insurance policies where the amounts paid are in excess of $250,000 per claim.

(e)Tax Matters. No Target Entity will (i) make or change any material election in respect of Taxes, (ii) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes, (iii) amend any material Tax Return, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), (v) enter into any Tax allocation, sharing or indemnity agreement (other than any such agreement not primarily relating to Taxes and entered into in the Ordinary Course of Business), (vi) enter into any advance pricing agreement, (vii) surrender or forfeit any right to claim a material Tax refund, in the case of each of clauses (i) through (vi), to the extent such action could reasonably be expected to result in a material increase in the liability of any Target Entity for Taxes for any Post-Closing Tax Period or a material decrease in any Tax attribute of any Target Entity existing on the Closing Date.

(f)Employee Matters. Except (x) as required by Benefit Plans, Seller Benefit Plans or any arrangement set forth on Section 3.11(a) of the Seller Disclosure Letter, in each case in effect on the date hereof and, solely with respect to any material Benefit Plan, previously made available to Purchaser, and (y) actions or changes with respect to a Seller Employee (other than pursuant to a Benefit Plan) that would not result in any Liability to Purchaser or its Affiliates (including the Target Entities), neither Sellers, nor any of their Subsidiaries or Affiliates, nor any Target Entity will: (i) increase the compensation or other benefits payable or to become payable to any Company Employee or Seller Employee, except in the Ordinary Course of Business; (ii) grant any severance, termination, change in control, or retention pay or benefits, or any increases to any of the foregoing, to any Company Employee or Seller Employee, or enter into any agreements, contracts or arrangements with respect thereto; (iii) take any action to fund or in any other way secure the payment of compensation or benefits to any Company Employee or Seller Employee under any Benefit Plan, Seller Benefit Plan or Multiemployer Pension Plan, or transfer assets from any Benefit Plan, Seller Benefit Plan or any trust, fund or account related thereto (other than in connection with the required payment of benefits to an applicable Company Employee or Seller Employee participant (or beneficiary of such participant) under such plan); (iv) make any loans or advances to any Company

Employee or Seller Employee (or relative or dependent of any such individual), or forgive or discharge in whole or in part any outstanding loans or advances to any such Person, in each case, except in the Ordinary Course of Business; (v) accelerate the payment or vesting of compensation, benefits or amounts payable or to become payable to any Company Employee or Seller Employee, or otherwise under any Benefit Plan; (vi) adopt, materially amend or join, or make any commitment to adopt, materially amend or join, any Benefit Plan or, with respect to Company Employees or Seller Employees, any Seller Benefit Plan or Multiemployer Pension Plan, other than (A) changes to health and welfare plans approved by the Executive Committee of TOI to address anticipated changes in Law that do not increase costs to Purchaser and the Target Entities by more than $1,000,000 per year in the aggregate, and (B) in the Ordinary Course of Business with respect to any Seller Benefit Plan that is not an individual agreement and is not primarily for the benefit of Seller Employees; (vii) change the primary work location of any Seller Employee, other than in the Ordinary Course of Business; or (viii) establish, adopt, enter into, join, amend, terminate (partially or completely), grant any waiver under or give any consent with respect to any collective bargaining agreement or similar or related labor contract or arrangement (including any contract with any union, economic committee, works council, labor organization or similar body) to which any Target Entity is a party, or which covers any Company Employee or Seller Employee; provided, however, that actions may be taken or changes made pursuant to clause (y) of this paragraph only if (A) Sellers provide Purchaser with advance written notice of any such action or change, (B) there is no increase or other adverse change in the obligations of Purchaser or its Affiliates (including the Target Entities) pursuant to ARTICLE VIII, and (C) the action or change (together with all other such actions and changes) does not result in a material increase in the compensation of the applicable Seller Employee.

(g)Material Contracts. Except in the Ordinary Course of Business, no Target Entity will (A) enter into any Material Contracts with a term longer than one year that cannot be terminated without material penalty upon notice of sixty (60) days or less, (B) amend, modify, terminate or grant any waiver under any Material Contract, or (C) fail to make timely payment of, or to comply with the obligations under, each Material Contract.

(h)Capital Expenditures. Other than pursuant to its 2013 capital budget set forth in Section 6.1(h) of the Seller Disclosure Letter or the 2014 capital budget (provided that if the 2014 capital budget is not unanimously approved by the boards of directors of the Companies then the aggregate amount set forth in the 2014 capital budget shall be deemed to equal the aggregate amount set forth in the 2013 capital budget), no Target Entity will authorize any new capital expenditure or expenditures that exceed $50,000 in the aggregate.

(i)Settlement of Claims. No Target Entity will settle, release or forgive any claim or litigation not covered by insurance or waive any right thereto (i) in an amount in excess of $250,000, or (ii) pursuant to terms which, individually or in the aggregate, would reasonably be expected to adversely affect in any material respect the operations of the Target Entities following the Closing.

(j)Accounts Payable. No Target Entity will, other than in the Ordinary Course of Business in respect of immaterial amounts, delay or postpone the payment of any accounts payable, and Essilor and its Affiliates will not, other than in the Ordinary Course of Business in respect of immaterial amounts, delay or postpone the payment of any accounts payable to any Target Entity.

(k)Intellectual Property. No Target Entity will dispose of, license, grant, or permit to lapse any rights to, any material Intellectual Property Rights owned by any of the Target Entities, or renew any existing material license agreement of any of the Target Entities on materially different terms relative to existing terms; in each case, other than in the Ordinary Course of Business.

(l)Photochromic Dyes. Sellers and their Affiliates will not increase the price of Photochromic Dyes sold to any Target Entity, other than in the Ordinary Course of Business.

(m)Agreements. No Target Entity will agree, in writing or otherwise, to take any action that is forbidden or restricted pursuant to the foregoing clauses (a) through (l).

(n)2014 Business Plan and Budget. Notwithstanding anything to the contrary in any Joint Venture Agreements, the 2014 Business Plan and Budget for each Company must be unanimously approved in writing by Purchaser and PPG; provided that if the 2014 Business Plan and Budget is not so approved for any Company, the 2013 Business Plan and Budget for such Company will remain in effect with such changes as the Purchaser and PPG mutually agree in writing. For the avoidance of doubt, in the event the proviso in the immediately preceding sentence applies with respect to the 2014 Business Plan and Budget for any Company, the aggregate capital budget from the 2013 Business Plan and Budget for such Company shall be deemed the aggregate capital budget for the 2014 Business Plan and Budget for such Company, but may be spent on such new capital items as may be determined by such Company in accordance with any applicable Joint Venture Agreements.

Section 6.2    ACCESS.

(a)Sellers will use their reasonable best efforts to cause the Target Entities to afford to Purchaser and to its Representatives reasonable access during normal business hours and upon reasonable advance notice by Purchaser, throughout the period prior to the Closing Date, to their properties, contracts, books and records and to cause their Representatives to furnish promptly to Purchaser such additional financial and operating data and other information customarily prepared prior to the date of this Agreement as to the Companies’ and their Subsidiaries’ respective businesses and properties as Purchaser or its Representatives may from time to time reasonably request (including using their reasonable best efforts to cause the Target Entities’ accountants to cooperate with Purchaser and its Representatives in having the right to examine all working papers pertaining to all financial statements prepared by such accountants); provided, however, that nothing herein will require Sellers to use any efforts to cause any of the Target Entities to permit any access to inspection or disclose any information to Purchaser or their Representatives that would be reasonably likely to result in a loss of privilege to the Companies, or would constitute a violation of applicable Laws, including the HSR Act. The foregoing notwithstanding, Sellers will not be required to use any efforts to afford such access if Sellers or the Companies believe in good faith that affording such access would unreasonably disrupt the operations of any of the Target Entities, would cause Sellers or the Target Entities to share competitively sensitive business information, would cause a violation of any material agreement to which any of the Target Entities is a party, would cause a risk of a loss of privilege or trade secret protection to the Target Entities or would constitute a violation of any applicable Law, nor will Purchaser or any of Purchaser’s representatives be permitted to perform any invasive procedure with respect to any property of any of the Target Entities. All information furnished pursuant to this Section 6.2 will be subject to, as applicable, Section 12.15.

(b)From and after the Closing Date, in connection with the preparation of financial statements for periods and regulatory reporting requirements (including the requirements of the U.S. Securities and Exchange Commission), Purchaser will, or will cause its Affiliates, including the Target Entities, to:  (i) afford to Sellers and to their Representatives reasonable access, during normal business hours, to the properties, contracts, books and records of Purchaser and the Target Entities relating to periods prior to the Closing Date and (ii) furnish promptly to Sellers such additional financial and operating data and other information regarding the Target Entities, the Business and the Purchased Assets relating to periods prior to the Closing Date, as Sellers or their Representatives may from time to time reasonably request.

Section 6.3    NOTICE OF CERTAIN EVENTS.

(a)Sellers will promptly notify Purchaser and Purchaser will promptly notify Sellers of (i) the occurrence, or non-occurrence, of any material event that would be reasonably likely to cause any condition to the obligations of the other Parties to effect the Transaction not to be satisfied and (ii) the receipt of any material notice or other material communication from any Governmental Authority in connection with the Transaction.

(b)The delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the remedies available hereunder to any of the Parties receiving such notice and the failure to deliver any notice pursuant to this Section 6.3 shall not be taken into account in determining whether the conditions set forth in Section 9.2(b) or Section 9.3(b) have been satisfied. No investigation by any Party or its Representatives will affect the representations, warranties, covenants or agreements of the other Parties set forth herein.

Section 6.4    REASONABLE BEST EFFORTS.

(a)Subject to and in accordance with applicable Law, each of the Parties hereto will use its reasonable best efforts to (and will cause its respective Affiliates, if any, to use their reasonable best efforts to) take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transaction and to cause the conditions set forth in ARTICLE IX to be satisfied as soon as practicable, but in any event prior to the Termination Date, including (i) the obtaining of all actions or nonactions, letters, waivers, Consents and clearances from Governmental Authorities and the making of all registrations and filings and the taking of all steps as the Parties agree may be necessary or advisable to obtain a Consent or waiver from, or to avoid an Action by, any Governmental Authority, (ii) the obtaining of all necessary Consents or waivers from third parties, (iii) defending any lawsuits or other proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transaction, and (iv) executing and delivering any additional instruments necessary to consummate the Transaction.

(b)Subject to the terms and conditions herein, including Section 6.4(g), and without limiting the foregoing, the Parties will (i) promptly, but in no event later than forty (40) days after the date of this Agreement, make their respective HSR filings and thereafter make any other required submissions under the HSR Act, including, if necessary, complying with a Request for Additional Documents and Information; (ii) use their respective reasonable best efforts to cooperate with each other in (x) determining which other filings are necessary or advisable, or Consents, permits, authorizations, clearances or approvals should be obtained from, any third parties or other Governmental Authorities (including any non-U.S. jurisdiction) in connection with the execution and delivery of this Agreement and the consummation of the Transaction, and (y) promptly making all such filings and seeking all such Consents, permits, authorizations, clearances or approvals; and (iii) use their respective reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transaction, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction may assert under any Regulatory Law with respect to the Transaction and to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority with respect to the Transaction so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that any such action or agreement is conditioned on the consummation of the Transaction and; provided, further, however, that nothing in this Agreement, including this Section 6.4, will require Purchaser, the Target Entities or any of their Affiliates to take or to agree to take (and Sellers will not, and will not agree to take, without Purchaser’s prior written consent) any Adverse Antitrust Action.

(c)Sellers and Purchaser, as applicable, will cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, letters and any other similar material actions pursuant to this Section 6.4, including, subject to applicable legal limitations and the instructions of any Governmental Authority, by permitting counsel for the other Party to review in advance, and considering in good faith the views of the other Party in connection with, any proposed substantive written communication to any Governmental Authority and by providing counsel for the other Party with copies of all filings and submissions made by such Party and all substantive correspondence between such Party (and its advisors) with any Governmental Authority and any other information supplied by such Party and such Party’s Subsidiaries to a Governmental Authority or received from a Governmental Authority in connection with the Transaction; provided, however, that materials may be redacted or produced (i) with a limitation that such materials are to be disclosed only to the legal counsel, or, as appropriate, the outside counsel, of the recipient and not be disclosed by such counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel, (ii) to remove references concerning the valuation of the businesses of the Target Entities, (iii) as necessary to comply with contractual arrangements, and (iv) for information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege, in a manner so as to preserve the applicable privilege. Subject to Section 6.4(g), Purchaser and Sellers will (x) furnish to the other Parties such information and assistance as such Party may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Authorities; (y) promptly inform the other Parties of any substantive written or oral communications with, and inquiries or requests for information from, such Governmental Authorities in connection with the Transaction; and (z) consult with the other Parties in advance of any substantive meeting or conference, whether in-person or by telephone, with any such Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Authority or other Person, give the other Parties the opportunity to attend and participate in such meetings and conferences. Purchaser and Sellers may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 6.4 as “counsel only” or, as appropriate, as “outside counsel only.”

(d)In the event that any administrative or judicial action or proceeding is instituted by (or threatened to be instituted by) any Governmental Authority or by a private party challenging the Transaction, each of the Parties will, and will cause its respective Affiliates to, in each case in accordance with Section 6.4(g), cooperate with each other in all respects and to use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transaction.

(e)Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.4 will obligate any Party, any Target Entity, or any of their respective Affiliates to engage or participate in any legal or administrative or other proceedings, and reasonable best efforts will not require any Party, any Target Entity, or any of their respective Affiliates to take any of the following actions, in connection with the clearance or approval of the Transaction or to remove the objections to the Transaction by any Governmental Authority or other Person: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of any businesses or products of any of the Target Entities or Purchaser or their respective Subsidiaries, (ii) terminating existing material relationships, contractual rights or obligations of any of the Target Entities or Purchaser or their respective Subsidiaries, (iii) terminating any material venture or other similar arrangement, (iv) creating any material relationship, including any licensing relationship, or contractual rights or obligations of any of the Target Entities or Purchaser or their respective Subsidiaries, (v) agreeing to any restrictions on the business operations or contractual freedoms of any Party, any Target Entity or any of their respective Affiliates, or (vi) effectuating restructuring of any of the Target Entities or Purchaser or their respective Subsidiaries, to the extent that the effect of any such requirements, when taken together, will (A) have a material adverse effect on the business of Purchaser, taken as a whole, with materiality measured for this purpose as if the business of Purchaser, taken as a whole, were the size of the business of the Target Entities, taken as a whole, or (B) have a Material Adverse Effect (each, an “Adverse Antitrust Action”).

(f)Each of Purchaser and Sellers shall not, and shall cause each of its Affiliates not to, (i) commit to or consummate any transaction or (ii) take any action not consistent with the Ordinary Course of Business, in each case which is intended to or which would reasonably be expected to materially adversely affect the ability of any of the Parties to (A) obtain approval or clearance for the Transaction by a Governmental Authority under any Regulatory Law or (B) consummate the Transaction, in each case prior to the Termination Date. For the avoidance of doubt, this Section 6.4(f) shall not prevent Purchaser or Sellers from agreeing to or completing an acquisition of any Person, provided that any such acquisition is not intended to and would not reasonably be expected to materially adversely affect the ability of any of the Parties to (A) obtain approval or clearance for the Transaction by a Governmental Authority under any Regulatory Law or (B) consummate the Transaction, in each case prior to the Termination Date.

(g)Subject to Section 6.4(c), the Parties acknowledge that Purchaser or its designee will control and direct, and Sellers will, and will cause their Affiliates and the Target Entities to, cooperate reasonably, subject to applicable Law, with such direction and control, regarding the filings (including where to file), strategies, process, negotiation of settlements (if any), and related proceedings contemplated by this Section 6.4. Any reasonable actions or strategies pursued by Purchaser or its designee to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions in Section 9.1(c) or obtain the Consent of any Governmental Authority shall be deemed consistent with its reasonable best efforts obligations under this Section 6.4, even if it delays satisfaction of the conditions set forth in Section 9.1(c) to a date beyond the nine (9)-month anniversary of the date hereof so long as such delay is not beyond the final Termination Date as extended pursuant to Section 10.1(b).

(h)Each Party will be responsible for their respective filing fees with respect to the filing notifications of the HSR Act and Regulatory Laws as required pursuant to applicable Law and other costs (including legal fees) incurred in relation to their respective obligations under this Section 6.4.

Section 6.5    PRESS RELEASES. Sellers and Purchaser will consult with and provide each other the opportunity to review in advance the initial press release by either Sellers, the Target Entities or Purchaser concerning this Agreement and the Transaction. Following such initial press release(s), the Parties will not issue any press release or public statement concerning this Agreement and the Transaction, without the prior approval of the other Parties (which approval will not be unreasonably withheld, conditioned or delayed), except as may be required by Law, court process or by obligations pursuant to any periodic reporting requirements or listing agreement with any national securities exchange, and in such case the press release or public statement will be consistent with the initial press release issued in accordance with the first sentence of this Section 6.5. The Party issuing the statement will provide at least forty-eight (48) hours written notice, if practicable, to the other Party of any proposed public statement.

Section 6.6    MUTUAL RELEASE AND COVENANT NOT TO SUE.

(a)Purchaser’s Release. Except as provided in Section 6.6(c), effective as of the Closing, Purchaser, on behalf of itself, its respective Affiliates, and respective parents, subsidiaries, divisions, predecessors, successors and assigns (collectively, the “Purchaser Releasors”), does hereby remise, release and forever discharge Sellers, their Affiliates, and each of their respective parents, subsidiaries, divisions, predecessors, successors and assigns, and each of their respective officers, directors, representatives, agents, employees, shareholders, attorneys and assigns (collectively, the “Selling Releasees”), from any and all Liabilities, claims, demands, damages, debts, obligations, causes of action, suits, expenses, disputes, actions and costs of whatever nature, character or description, whether known or unknown, asserted or unasserted, anticipated or unanticipated, suspected or unsuspected, accrued or unaccrued, that the Purchaser Releasors, or any one of them, ever had, now have, or may hereafter have, at any time, against any of the Selling Releasees, based on facts, circumstances, events, court orders, acts, or omissions occurring from the beginning of the world to the date of this release. The Purchaser Releasors hereby waive and relinquish any rights or benefits that they may have under any statutory or common law rule that, in substance, provides that a general release does not extend to claims that a releasing party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her, must have materially affected his or her settlement with the debtor. In connection with such waiver and relinquishment, the Purchaser Releasors acknowledge that they are aware that they may hereafter discover claims or facts or legal theories in addition to or different from those that they now know or believe to exist, but that it is their intention hereby to fully, finally and forever settle and release any and all such claims.

(b)Sellers’ Release. Except as provided in Section 6.6(c), effective as of the Closing, each Seller, on behalf of itself, its respective Affiliates, and respective parents, subsidiaries, divisions, predecessors, successors and assigns (collectively, the “Selling Releasors”), does hereby remise, release and forever discharge the Purchaser, its Affiliates, the Target Entities, and each of their respective parents, subsidiaries, divisions, predecessors, successors and assigns, and each of their respective officers, directors, representatives, agents, employees, shareholders, attorneys and assigns (collectively, the “Purchaser Releasees”), from any and all Liabilities, claims, demands, damages, debts, obligations, causes of action, suits, expenses, disputes, actions and costs of whatever nature, character or description, whether known or unknown, asserted or unasserted, anticipated or unanticipated, suspected or unsuspected, accrued or unaccrued, that the Selling Releasors, or any one of them, ever had, now have, or may hereafter have, at any time, against any of the Purchaser Releasees, based on facts, circumstances, events, court orders, acts, or omissions occurring from the beginning of the world to the date of this release. The Selling Releasors hereby waive and relinquish any rights or benefits that they may have under any statutory or common law rule that, in substance, provides that a general release does not extend to claims that a releasing party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her, must have materially affected his or her settlement with the debtor. In connection with such waiver and relinquishment, the Selling Releasors acknowledge that they are aware that they may hereafter discover claims or facts or legal theories in addition to or different from those that they now know or believe to exist, but that it is their intention hereby to fully, finally and forever settle and release any and all such claims.

(c)No Impairment. Nothing contained in Section 6.6(a) or Section 6.6(b) will limit or otherwise affect any Party’s rights or obligations in respect of (i) any covenant in this Agreement, (ii) any Ancillary Agreements, (iii) any agreements or claims between the Purchaser Releasors and the Selling Releasees or between the Selling Releasors and the Purchaser Releasees that are unrelated to the Target Entities or the operation of the Business by the Target Entities or the Transaction, or (iv) the surviving intercompany agreements listed on Section 2.8 of the Seller Disclosure Letter to be performed before, at or after the Closing, in each case in accordance with its terms, including the obligations of Sellers and Purchaser to perform their obligations and indemnify each other under this Agreement and the Ancillary Agreements.

(d)Released Claims. Each of the Parties hereby represents that it has entered into this Agreement fully and voluntarily from its own information and investigation and it has had the opportunity to consult with independent legal counsel with regard to the releases contained herein, and having been so advised, expressly waives any rights it may have under any applicable Law released hereby.

Section 6.7    NON-COMPETITION/NON-SOLICITATION.

(a)For the period starting on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (such period, the “Restricted Period”)Restricted PeriodSection 6.7(a), Sellers will not conduct or engage in, directly or indirectly through any Person (including by permitting any Person to use, or licensing to any Person, its Intellectual Property Rights for such purpose or investing in for such purpose), anywhere in the world, the development, manufacture, production, sale, distribution or commercialization of (A) lenses incorporating Photochromic Dyes for Ophthalmic use, (B) Photochromic Dyes for Ophthalmic use (in each case, subject to Section 6.7(b)(vii)) or (C) Sunlenses (each, a “Restricted Business”); provided that Sunlenses shall be a Restricted Business only from and after consummation of the transactions contemplated by the Sunlens Agreement.

(b)Notwithstanding any other provision hereof, Section 6.7(a) will not prohibit:

(i)the purchase or ownership by Sellers of a Person or business that derives less than $10 million in annual revenues from a Restricted Business described in clause (A) or (C) of such definition, measured at the end of the fiscal year ended immediately prior to the date of such purchase and each fiscal year for which Sellers own, directly or indirectly, such Person or business;

(ii)the purchase or ownership by Sellers of a Person or business that derives an amount equal to or greater than $10 million in annual revenues from a Restricted Business described in clause (A) or (C) or any revenues from a Restricted Business described in clause (B), measured at the end of the fiscal year ended immediately prior to the date of such purchase, provided that Sellers shall commit to, and shall, (a) cease the operation of the Restricted Business operated by such Person, (b) divest to an unaffiliated third party the Restricted Business operated by such Person, or (c) with respect to a Restricted Business described in clause (A) or (C), reduce such Restricted Business operated by such Person in size to constitute less than $10 million in annual revenues for each fiscal year for which Sellers own, directly or indirectly, such Person; in each case as soon as reasonably practicable, and in any event not later than one (1) year, following the acquisition of such ownership or interest (provided, however, that such one (1)-year period shall be extended to the date on which all approvals from a Governmental Authority required to complete the divestiture are received (but no later than the second (2nd) anniversary following the acquisition of such Person or business) if such approvals are not received by the first (1st) anniversary following the acquisition of such Person or business);

(iii)the ownership of securities having no more than five percent (5%) of the outstanding voting power of any entity which is listed on any national securities exchange as long as the Person owning such securities has no other connection or relationship with such entity;

(iv)the sale or transfer of Photochromic Dyes to Purchaser and its Affiliates (including the Target Entities) pursuant to the Dye Supply Agreement;

(v)the development of Photochromic Dyes for Purchaser and its Affiliates (including the Target Entities) pursuant to the R&D Services Agreement;

(vi)the development, manufacture, production, sale, distribution or commercialization of Photochromic Dyes or products that incorporate Photochromic Dyes for use in connection with non-Ophthalmic products; provided that the sale of such Photochromic Dyes is subject to an explicit contractual restriction that such Photochromic Dyes may not be used or developed for use in connection with Ophthalmic products and in the event Sellers become aware, or Purchaser provides reasonably satisfactory evidence to Sellers, that a Person is using or developing Photochromic Dyes supplied by Sellers in breach of such contractual restriction, Sellers will cease to supply such Person with such Photochromic Dyes or products that incorporate Photochromic Dyes for so long as such purchaser is in breach of such contractual restriction and, in the event that such purchaser is in breach of the applicable contractual restriction for a second time, cease (or require its Affiliate or sublicensee to cease, as applicable) sales of such product to such purchaser for a period of the lesser of (x) the two (2) years following the breach and (y) the end of the Restricted Period; or

(vii)the development, marketing, sale or distribution by Sellers or their Affiliates to any third party of any products (including monomers, hardcoatings and industrial sheeting) that do not incorporate Photochromic Dyes.

(c)Without limiting any further restrictions set forth in ARTICLE VIII or any Ancillary Agreement, commencing on the date hereof and continuing for a period of two (2) years from and after the Closing Date, Sellers will not, and will cause their respective Subsidiaries and Affiliates not to, hire or solicit for employment or service (whether as an employee, consultant or otherwise) any (i) officer or other senior member of management who (A) was an employee of any Target Entity immediately prior to the Closing or (B) was a Seller Employee immediately prior to Closing or (ii) any strategic employee or service provider who works or worked with or for any of the Target Entities and is listed on Section 6.7(c) of the Seller Disclosure Letter; in any case, without the prior written consent of Purchaser; provided, however, that Sellers and their respective Subsidiaries and Affiliates will not be precluded from soliciting or hiring any such Person (x) whose employment with Purchaser and its Affiliates (including the Target Entities) has been terminated at least thirty (30) days prior to commencement of employment discussions between any of Sellers or their respective Subsidiaries or Affiliates, on the one hand, and such Person, on the other hand, or (y) who responds to a general offer of employment to the public, including through a bona fide search firm (but only so long as not specifically directed at such individuals).

(d)The Restricted Period will be extended by the length of any period during which Sellers are in breach of the terms of this Section 6.7. The nature and scope of the foregoing protection has been carefully considered by the Parties hereto. The Parties hereto agree and acknowledge that the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary and that adequate compensation has been received by Sellers for such obligations. If, however, for any reason any court determines that any such restrictions are not reasonable or that consideration is inadequate, such restrictions will be interpreted, modified or rewritten to include as much of the duration, scope and geographic area identified in this Section 6.7 as will render such restrictions valid and enforceable.

Section 6.8    RESERVATION OF RIGHTS/STANDSTILL. In the event of the termination of this Agreement, the Parties’ claims, rights and obligations relating to the Disputes, including any subject to Sections 9 and 10 of any of the Joint Venture Agreements, will be as they existed on April 26, 2013, and neither the passage of time since, nor any failure to act after, April 26, 2013, will be deemed a waiver, or otherwise be deemed to prejudice or adversely impact any such claims, rights or obligations. Neither Party will further prosecute or defend any of the Disputes prior to any termination of this Agreement; provided that the passage of any applicable statute of limitations periods will be tolled from the date hereof to the date of any termination of this Agreement.

Section 6.9    DIVIDENDS; INDEBTEDNESS.

(a)Prior to the Closing, the Companies will continue to make pro rata dividend payments to their respective stockholders consistent with the timing, policies and procedures of past practices of the prior two (2) years. Solely with respect to TOI, such dividend payments will be made on the dates set forth on Section 6.9(a) of the Seller Disclosure Letter. For the avoidance of doubt, no dividend payments will be made to Seller on or after the Closing Date.

(b)No later than the second (2nd) Business Day prior to the date on which TOI completes the borrowing described in Section 6.9(c), all indebtedness owed by Sellers or their Affiliates to any of the Target Entities pursuant to cash pooling arrangements, revolving credit agreements or otherwise will be repaid by Sellers or such Affiliates or otherwise eliminated in such manner as Purchaser and Sellers mutually agree in writing.

(c)Prior to the Closing, TOI will (i) borrow from a third party an amount equal to the Pre-Closing Borrowed Amount pursuant to terms as determined by Purchaser in good faith; provided, that Purchaser will ensure that the Pre-Closing Borrowed Amount is sufficient to enable TOI to make the pro rata distribution described in clause (ii) below in the amount of no less than $70,000,000 and (ii) make a pro rata distribution (the “Pre-Closing Dividend”) to its stockholders in an amount equal to the Pre-Closing Dividend Amount.

Section 6.10    TRANSITION SERVICES. Following the Closing Date, Sellers will provide, or cause to be provided, to the Target Entities certain services that are currently provided by Sellers and their Affiliates to the Target Entities, all as more fully set forth in a transition services agreement substantially in the form attached hereto as Exhibit F (the “Transition Services Agreement”) to be entered into by Sellers, the Companies and Purchaser as of the Closing Date.

Section 6.11     DIRECTOR AND OFFICER RESIGNATIONS. Sellers will use their reasonable best efforts to obtain the written resignations of the individuals listed on Section 6.11 of the Seller Disclosure Letter in their capacity as directors and officers of the Target Entities.

Section 6.12    CERTAIN REAL PROPERTY ASSETS. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to Convey any Contract for Leased Real Property of which PPG or any of its Affiliates is a lessee if an attempted Conveyance, without the Consent of a third party, would constitute a breach or other contravention thereof or would adversely affect the rights of the Purchaser, and such Consent has not been obtained at or prior to the Closing. If requested by Purchaser, Sellers will, prior to and, if necessary, after the Closing, use their commercially reasonable efforts to obtain any Consent necessary for the Conveyance of any such Contract for Leased Real Property to Purchaser. If at the Closing any such Consent that Purchaser requested Sellers to obtain has not been obtained, or if an attempted Conveyance thereof would be ineffective or would adversely affect the rights of Purchaser, the Sellers and Purchaser will cooperate in a mutually agreeable arrangement under which Purchaser would obtain the benefits and assume the obligations and bear the economic burdens associated with such Contract for Leased Real Property, including by subleasing to Purchaser (collectively, “Third Party Rights”).

Section 6.13    CHAIN OF TITLE. With respect to each item of Intellectual Property Right listed on Section 6.13 of the Seller Disclosure Letter that is not, as of the date hereof, owned and recorded in the name of a Target Entity or which contains erroneous recordations in the applicable chain of title, Sellers shall, prior to Closing, at Sellers’ sole cost and expense (i) take any and all actions necessary to transfer and assign such Intellectual Property Right to TOI, including, as necessary, executing all documents required to transfer and assign such Intellectual Property Right to TOI, and (ii) make all filings and take all actions, including, without limitation, filings in the U.S. Patent and Trademark Office and any other applicable Governmental Authority, necessary to effect, initiate and clarify the recordal of TOI's ownership of such Intellectual Property Right. Thereafter, Sellers shall diligently make all other filings and take all other actions necessary to effect the recordal of TOI’s ownership of such Intellectual Property Rights.

Section 6.14    BRAZIL RESTRUCTURING. Prior to the Closing, PPG and Purchaser will cooperate and work together in good faith to seek to effect (or cause their relevant Affiliates to effect) the transaction described in Section 6.14 of the Purchaser Disclosure Letter (the “Brazil Restructuring”) on mutually agreed terms, including by sharing relevant information with the other Party (including any third-party valuation of the TOB Shares); provided, that, PPG shall not be required to agree to the Brazil Restructuring or take any steps to facilitate the Brazil Restructuring unless Purchaser agrees to fully indemnify PPG for any Taxes or other costs and expenses incurred in good faith by PPG or any of its Affiliates as a result of or in connection with the Brazil Restructuring (other than any such Taxes or other costs and expenses that would have been incurred by PPG or such Affiliate had the Brazil Restructuring not been effected or pursued).

ARTICLE VII

TAX MATTERS

Section 7.1    CERTAIN TAX ELECTIONS.

(a)Sellers and Purchaser will promptly (and will promptly cause any of their applicable Affiliates (including the Target Entities) to) make or cause to be made a timely entity classification election pursuant to U.S. Treasury Regulation Section 301.7701-3(c) having an effective date prior to or as of the Closing Date (which date will be finally determined by Sellers) and electing “disregarded entity” or partnership status, as applicable, with respect to (i) TOH, (ii) TOL and (iii) any Subsidiary of TOH or TOL (other than any Subsidiary of TOH or TOL that is a Per Se Target Entity) (the “Entity Classification Elections"). Sellers will deliver to Purchaser all applicable IRS Forms 8832 (and all other forms or documents required to effect the Entity Classification Elections) duly completed (except for execution by the applicable Purchaser or applicable Affiliates of Purchaser) and in a form reasonably acceptable to

Purchaser (the “Entity Classification Election Forms"); provided that, Purchaser will not be responsible for any Loss incurred by Sellers arising from or otherwise attributable to the failure of Sellers to duly complete (except for execution by the Purchaser or applicable Affiliates of Purchaser in accordance with this Section 7.1(a)) such Entity Classification Election Forms. Purchaser will duly execute each Entity Classification Election Form, as applicable, and promptly deliver (and, in the case of any duly completed Entity Classification Election Form that is delivered by Sellers to Purchaser at least two (2) days prior to the Closing, in no event later than at Closing) to Sellers each such duly executed Entity Classification Election Form. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or foreign Law), Purchaser and Sellers will, and will cause their respective Affiliates to, (i) file all Tax Returns in a manner consistent with the Entity Classification Elections and (ii) take no position contrary thereto in connection with any Tax Proceeding or otherwise.

(b)Except for the Entity Classification Elections contemplated pursuant to Section 7.1(a), Purchaser will not make, and will cause its respective Affiliates (including the Target Entities after the Closing Date) not to make, any tax election with respect to any Target Entity (including any election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective or have effect on or prior to the Closing Date without the prior written consent of Sellers, which consent will not be unreasonably withheld, conditioned or delayed.

Section 7.2    TAX INDEMNIFICATION.

(a)Effective as of and after the Closing Date, subject to Section 7.2(c), Sellers, jointly and severally, hereby undertake to indemnify, defend and hold harmless Purchaser and its Affiliates (including the Target Entities after the Closing) and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Purchaser Tax Indemnified Parties”) from and against, and will reimburse such Purchaser Tax Indemnified Parties for, without duplication (and, for the avoidance of doubt, without duplication of any amounts otherwise paid to a Purchaser Tax Indemnified Party by PPG or any of its Affiliates (other than the Transferred Entities) pursuant to this Agreement, including, without limitation, Section 7.4), (i) 51% of any Taxes of or imposed on the Target Entities for a Pre-Closing Tax Period; (ii) 51% of any Taxes arising as a result of, any breach of or inaccuracy in the representations and warranties contained in Section 3.9(f) (for this purpose, taking into account Section 3.9(i) but not taking into account any materiality qualifiers contained in Section 3.9(f)); (iii) any Taxes of Sellers or any of their respective Affiliates (other than the Target Entities) imposed on any of the Target Entities as a result of such Target Entity having been a member of an affiliated, consolidated, combined, unitary or other similar Tax group prior to the Closing; (iv) except for Taxes otherwise covered by clause (a)(iii) of this Section 7.2, 51% of any Taxes of any Person (other than a Target Entity or Purchaser or any of its Affiliates) imposed on a Target Entity as a transferee or successor or pursuant to any tax sharing or indemnity agreement (other than any such agreement not primarily relating to Taxes and entered into in the Ordinary Course of Business), which Taxes relate to an event or transaction occurring before Closing; (v) any Taxes arising out of any breach by Sellers of any covenant of Sellers contained in this Agreement; (vi) any Transfer Taxes for which Sellers are responsible under Section 7.3; and (vii) reasonable out of pocket costs and expenses attributable to any item in clauses (i) through (vi); provided, however, that none of the Sellers shall be required to pay or cause to be paid or hold any Purchaser Indemnified Party harmless from and against (A) any Taxes included as a liability in the calculation of Closing Net Working Capital, or (B) any Taxes of or imposed on TOI arising as a result of any adjustment with respect to transfer pricing to the extent the aggregate amount of such Taxes does not exceed (I) if the Pre-Closing Dividend Amount is $270,000,000, $10,000,000, or (II) if the Pre-Closing Dividend Amount is not $270,000,000, $4,280,000.

(b)Effective as of and after the Closing Date, subject to Section 7.2(c), Purchaser shall pay or cause to be paid, and shall indemnify, defend and hold harmless the Sellers, their respective Affiliates (other than the Transferred Entities), and their respective officers, directors, employees, agents, successors and assigns (collectively, the “Seller Tax Indemnified Parties”) from and against, and will reimburse such Seller Tax Indemnified Parties for, without duplication (and, for the avoidance of doubt, without duplication of any amounts otherwise paid to a Seller Tax Indemnified Party by Purchaser or any of its Affiliates pursuant to this Agreement, including, without limitation, Section 7.4 and Section 7.11(a)), (i) any Taxes imposed on or with respect to the Target Entities other than any such Taxes for which Sellers are responsible pursuant to this ARTICLE VII (taking into account Section 7.2(c) and the proviso contained in Section 7.2(a)) and, for the avoidance of doubt, other than any Taxes imposed with respect to the Target Entities and reported on a Unitary Tax Return; (ii) the excess, if any, of (1) 51% of any Tax included as a liability in the calculation of the Closing Net Working Capital over (2) 51% of the amount of such Tax described in clause (1) of this Section 7.2(b)(ii) that is ultimately allocable to any Pre-Closing Tax Period (calculated, in the case of any Straddle Period, pursuant to Section 7.5); (iii) any amounts for which Purchaser is responsible pursuant to Section 7.11(b); (iv) any Taxes arising out of any breach of any covenant of Purchaser contained in this Agreement (including Section 7.6(a)); (v) any Transfer Taxes for which Purchaser is responsible under Section 7.3; (vi) if and only if the Pre-Closing Dividend Amount is $270,000,000 and PPG complies with Section 2.3 in respect of the treatment of the Pre-Closing Dividend (other than in connection with a Tax Proceeding governed by the second sentence of Section 7.8(b)), (A) if any portion of the Pre-Closing Dividend is treated as other than a “dividend” within the meaning of Section 316 of the Code by reason of TOI having insufficient current and accumulated earnings and profits at the end of the Tax year in which the Pre-Closing Dividend occurs (“TOI E&P”), 100% of any additional Taxes imposed with respect to the portion of the Pre-Closing Dividend received by PPG or any of its Affiliates that exceeds $35,700,000 as a result of any such portion of the Pre-Closing Dividend being treated as other than a “dividend” within the meaning of Section 316 of the Code by reason of TOI having insufficient TOI E&P (including, for the avoidance of doubt, any additional Taxes imposed as a result of the receipt of an indemnification payment pursuant to this clause (A)), and (B) (without any duplication of any amounts payable pursuant to clause (A) above) if any portion of the Pre-Closing Dividend is treated as other than a “dividend” within the meaning of Section 316 of the Code for any reason other than TOI having insufficient TOI E&P, 74% of any additional Taxes imposed on PPG or any of its Affiliates as result of the treatment of the Pre-Closing Dividend as other than a “dividend” within the meaning of Section 316 of the Code (including, for the avoidance of doubt, any additional Taxes imposed as a result of the receipt of an indemnification payment pursuant to this clause (B)); provided, that in the case of each of subclauses (A) and (B), (I) the excess of the combined U.S. federal and state Tax rate of PPG and its Affiliates applicable to the receipt of amounts treated as other than a “dividend” within the meaning of Section 316 of the Code over the combined U.S. federal and state Tax rate of PPG and its Affiliates applicable to the receipt of amounts treated as a “dividend” within the meaning of Section 316 shall be deemed to be 28.53% and (II) the combined U.S. federal and state Tax rate of PPG and its Affiliates applicable with respect to the receipt of an indemnification payment pursuant to subclause (A) or (B) shall be deemed to be 36.06%; and (vii) any reasonable out of pocket costs and expenses attributable to any item in clauses (i) through (vi).

(c)No Party will be required to indemnify any Purchaser Tax Indemnified Party or Seller Tax Indemnified Party (as applicable) for a Tax pursuant to Section 7.2(a) or Section 7.2(b) (as applicable) or to pay any amounts in respect of a Tax pursuant to Section 7.4, unless the amount of such Tax for which a claim for indemnification is made exceeds $50,000 for the Tax year in which such Tax arises or the amount of such Tax for which payment is requested under Section 7.4 exceeds $50,000, respectively (provided, that, in the case of any Straddle Period, such $50,000 shall be proportionally reduced to reflect the portion of such Straddle Period ending on the Closing Date), in which case the indemnifying Party will be required to indemnify the Purchaser Tax Indemnified Party or Seller Tax Indemnified Party (as applicable) for such Tax in its entirety or the paying Party will be required to pay the full amount in respect of such Tax pursuant to Section 7.4, respectively.

Section 7.3    TRANSFER TAXES. Notwithstanding anything to the contrary in this Agreement, Transfer Taxes incurred in connection with the transactions provided for in this Agreement will be borne in equal amounts by Purchaser, on the one hand, and Sellers, on the other hand. Purchaser and Sellers will cooperate, at their own respective cost and expense, to timely file any Tax Return or other document with respect to such Transfer Taxes and will cooperate and otherwise take all commercially reasonable steps to obtain any refunds of or exemption from such Transfer Taxes.

Section 7.4    TAX RETURNS. Each of the Companies will timely prepare and file or cause to be prepared and filed (and, from and after the Closing, Purchaser will cause each of the Companies to timely prepare and file or cause to be timely prepared and filed) all Tax Returns (other than any Unitary Tax Return) required to be filed by or on behalf of any of the Target Entities for any taxable period ending on or before the Closing Date and for any Straddle Period (collectively, the “Specified Target Entity Tax Returns”). The Purchaser will bear 49% and PPG will bear 51% of all reasonable out of pocket costs and expenses related to the preparation of all Specified Target Entity Tax Returns for a taxable period ending on or before the Closing Date. Each Specified Target Entity Tax Return will be prepared (i) on a basis consistent with existing procedures and practices and accounting methods of the applicable Target Entity, except as otherwise required by applicable Law, and (ii) in accordance with the terms of this Agreement. At least thirty (30) days prior to the due date of any Specified Target Entity Tax Return (after taking into account any applicable extensions or waivers) (a “Tax Return Due Date”), Purchaser will provide a substantially finalized draft of such Specified Target Entity Return to PPG, along with, in the case of any such Specified Target Entity Return for a Straddle Period, a statement setting forth the amount of Tax shown on such Tax Return that is allocable to the portion of such Straddle Period ending on the Closing Date under Section 7.5, for PPG’s review and comment, and PPG shall provide Purchaser with such comments at least fifteen (15) days prior to the applicable Tax Return Due Date. The Companies will incorporate, or will cause to be incorporated (and, from and after the Closing, Purchaser will cause the Companies to incorporate or cause to be incorporated), any reasonable comments made by PPG with respect to such Specified Target Entity Tax Return as actually filed. To the extent Purchaser disagrees with any comments received from PPG with respect to any Specified Target Entity Tax Return, any such disagreement shall be resolved by the Independent Accounting Firm prior to the applicable Tax Return Due Date; provided that, if the Independent Accounting Firm does not resolve such disagreement prior to the applicable Tax Return Due Date, such Specified Target Entity Tax Return shall be filed on the applicable Tax Return Due Date as originally prepared by Purchaser (and reflecting any comments from PPG accepted by Purchaser) and shall be promptly amended to reflect the final resolution of the Independent Accounting Firm. Subject to Section 7.2(c), no later than two (2) Business Days prior to any Tax Return Due Date, PPG shall pay to Purchaser 51% of the amount equal to the excess, if any, (w) of the amount of Tax shown on such Specified Target Entity Tax Return as actually filed over (x) the amount of such Tax included as a liability in the calculation of Closing Net Working Capital, and in the case of any such Specified Target Entity Tax Return for a Straddle Period, 51% of the amount equal to the excess, if any, (y) of the amount of Tax with respect to such Specified Tax Return that is allocable to the portion of such Straddle Period ending on the Closing Date calculated pursuant to Section 7.5 over (z) the amount of such Tax included as a liability in the calculation of Closing Net Working Capital; provided, that, in the event that the amount described in clause (x) exceeds the amount described in clause (w) or the amount described in clause (z) exceeds the amount described in clause (y), as applicable, then Purchaser shall pay to PPG 51% of the amount of such excess. Any fees and expenses of the Independent Accounting Firm shall be shared equally by PPG, on the one hand, and by Purchaser, on the other hand. None of the

Companies or Purchaser shall (and shall cause their respective Affiliates (including the Target Entities) not to) amend or revoke any Specified Target Entity Tax Return (or any notification or election relating thereto) without the prior written consent of PPG (such consent not to be unreasonably withheld or delayed).

Section 7.5    STRADDLE PERIODS. For purposes of this Agreement, with respect to any Straddle Period, property Taxes, franchise Taxes imposed based upon the number of shares and other similar Taxes for such Straddle Period will be treated as Taxes for the portion of such Straddle Period ending on the Closing Date based on a fraction, the numerator of which is the total number of days in such portion of the Straddle Period through (and including) the Closing Date, and the denominator of which is the total number of days in the Straddle Period, and all other Taxes for such Straddle Period (including Taxes based on or measured by income, sales, receipts, proceeds, profits, or payroll will be treated as Taxes for the portion of such Straddle Period ending on the Closing Date based on an interim closing of the books as of the close of the Closing Date (and for such purpose, the Tax period of any partnership or other pass-through entity in which a Target Entity holds a beneficial interest shall be deemed to terminate at such time).

Section 7.6    CERTAIN TAX BENEFITS; REFUNDS.

(a)If Purchaser or any of its Affiliates (including the Target Entities after the Closing) derives a Tax Benefit in a Post-Closing Tax Period as a result of any audit adjustment (or adjustment in any other Tax Proceeding) made by any Taxing Authority with respect to any Tax Item for a Pre-Closing Tax Period which results in additional Taxes for which Sellers are responsible pursuant to Section 7.2(a), then Purchaser shall pay to Sellers 51% of the amount of such Tax Benefit within fifteen (15) days after such Tax Benefit is actually realized or utilized (which Tax Benefit shall be deemed to be realized or utilized on the due date (taking into account applicable extensions) for the filing of the relevant Tax Return on which such Tax Benefit is utilized, except in the case of a refund, which shall be deemed to be realized at the time such refund is received) by Purchaser or any of its Affiliates (including the Target Entities after the Closing); provided that, (i) the amount of any Tax Benefit required to be paid by Purchaser to Sellers pursuant to this Section 7.6(a) shall not exceed the corresponding indemnity payment made by Sellers to Purchaser pursuant to Section 7.2(a), and (ii) Purchaser’s payment obligations pursuant to this Section 7.6(a) shall apply only to the extent such Tax Benefit is actually realized or utilized by Purchaser or any of its Affiliates (including the Target Entities after the Closing Date) with respect to a Tax year ending on or before the last day of the fifth (5th) full Tax year following the Closing Date. Purchaser shall, or shall cause the appropriate Affiliate (including the Target Entities after the Closing Date) to use reasonable best efforts to, claim any Tax Benefit to which it (or such appropriate Affiliate) may be entitled as a result of any such audit adjustment (or adjustment in any other Tax Proceeding).

(b)Without duplication of any amounts payable pursuant to Section 7.6(a), Sellers shall be entitled to any Tax Benefit actually realized in a Post-Closing Tax Period by Purchaser or any of its Affiliates (including the Target Entities after the Closing) arising from any Tax Item arising in respect of any Loss or Tax for which any of the Sellers or any of their respective Affiliates are responsible pursuant to this ARTICLE VII or ARTICLE XI (taking into account Section 7.2(c), the proviso contained in Section 7.2(a) and the limitations provided in Section 11.4) (and for which Sellers have actually indemnified Purchaser or any of its Affiliates (including the Target Entities after the Closing Date)) or which was actually paid by Sellers or any of their respective Affiliates, and Purchaser acknowledges and agrees that neither Purchaser nor any of its Affiliates (including the Target Entities after the Closing Date) shall claim any such Tax Item on any Tax Return; provided, however, that (i) if any such Tax Item is not permitted by Law to be claimed on any Tax Return of the Sellers or any of their respective Affiliates and is permitted by Law to be claimed on a Tax Return of Purchaser or any of its Affiliates (including the Target Entities after the Closing Date), the Purchaser shall, or shall cause the appropriate Affiliate to use reasonable best efforts to, claim any such Tax Item and pay Sellers the amount of any Tax Benefit resulting from such Tax Item within fifteen (15) days after such Tax Benefit is actually realized or utilized (which Tax Benefit shall be deemed to be realized or utilized on the due date (taking into account applicable extensions) for the filing of the relevant Tax Return on which such Tax Benefit is utilized, except in the case of a refund, which shall be deemed to be realized at the time such refund is received); (ii) the amount of any Tax Benefit required to be paid by Purchaser to Sellers pursuant to this Section 7.6(b) shall not exceed the corresponding indemnity payment made by Sellers to Purchaser pursuant to this ARTICLE VII or ARTICLE XI, as applicable; (iii) to the extent the Sellers or any of their respective Affiliates are responsible for less than 100% of such Loss or Tax pursuant to this ARTICLE VII or ARTICLE XI attributable to such Tax Item, the Purchaser shall be required to pay only such percentage of the Tax Benefit arising from such Tax Item arising in respect of such Loss or Tax, and (iv) Purchaser’s payment obligations pursuant to this Section 7.6(b) shall apply only to the extent such Tax Benefit is actually realized or utilized by Purchaser or any of its Affiliates (including the Target Entities after the Closing Date) with respect to a Tax year ending on or before the last day of the fifth (5th) full Tax year following the Closing Date or, if later, in the Tax year in which such Loss or Tax is incurred for Tax purposes and in the next succeeding year.

(c)Sellers shall be entitled to (i) any refunds or credits of or against Taxes for which the Sellers are responsible pursuant to Section 7.2(a) (taking into account Section 7.2(c) and the proviso contained in Section 7.2(a)) and (ii) any refunds or credits to which Sellers are entitled under Section 7.6(a) or Section 7.6(b)); provided, however, that Sellers shall not be entitled to any refunds or credits (i) included as an asset in the calculation of the Closing Net Working Capital, (ii) to the extent that such refunds or credits are attributable to a Tax Item for a Pre-Closing Tax Period in respect of which there is a correlative Tax Item for a Post-Closing Tax Period that results in an increase in Taxes payable by Purchaser or any of its Affiliates (including the Target Entities after the Closing Date) with respect to a Tax year ending on or before the last day of the fifth (5th) full Tax year following the Closing Date, or (iii) to the extent such refunds or credits are attributable to a carryback to any Pre-Closing Tax Period of any net operating loss or other Tax attribute generated in any Post-Closing Tax Period (as determined, with respect to a Straddle Period, pursuant to Section 7.5), unless such net operating loss or other Tax attribute generated in a Post-Closing Tax Period arises as a result of any Loss or Tax for which any of the Sellers or any of their respective Affiliates are responsible for pursuant to this ARTICLE VII or ARTICLE XI (taking into account Section 7.2(c), the proviso contained in Section 7.2(a), and the limitations provided in Section 11.4) (and for which Sellers have actually indemnified Purchaser or any of its Affiliates (including the Target Entities after the Closing Date)) or which was actually paid by Sellers or any of their respective Affiliates. Purchaser shall be entitled to any refunds or credits of or against any Taxes of the Target Entities other than any refunds or credits to which Sellers are entitled pursuant to the foregoing sentence (including, for the avoidance of doubt, any refunds or credits of or against any Taxes for which Purchaser is responsible pursuant to Section 7.2(b) (taking into account Section 7.2(c)). Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 7.6(c) (taking into account Section 7.2(c)), the amount of such refund or credit (including any interest payable thereon and net of any Taxes to the party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable.

(d)Purchaser shall be entitled to any Tax Benefit actually realized by Sellers or any of their respective Affiliates in a Post-Closing Tax Period arising from any Tax Item arising in respect of any Loss or Tax that Purchaser is responsible for pursuant to this ARTICLE VII or ARTICLE XI (taking into account Section 7.2(c) and the limitations provided in Section 11.4) (and for which Purchaser has actually indemnified Sellers or any of their respective Affiliates) and Sellers acknowledge and agree that none of the Sellers nor any of their respective Affiliates shall claim any such Tax Item on any Tax Return; provided, however, that (i) if any such Tax Item is not permitted by Law to be claimed on any Tax Return of the Purchaser or any of its respective Affiliates and is permitted by Law to be claimed on a Tax Return of any Seller or any of its Affiliates, such Seller shall, or shall cause the appropriate Affiliate to use reasonable best efforts to, claim any such Tax Item and pay Purchaser the amount of any Tax Benefit resulting from such Tax Item within fifteen (15) days after such Tax Benefit is actually realized or utilized (which Tax Benefit shall be deemed to be realized or utilized on the due date (taking into account applicable extensions) for the filing of the relevant Tax Return on which such Tax Benefit is utilized, except in the case of a refund, which shall be deemed to be realized at the time such refund is received); (ii) the amount of any Tax Benefit required to be paid by Sellers to Purchaser pursuant to this Section 7.6(d) shall not exceed the corresponding indemnity payment made by Purchaser to Sellers pursuant to this ARTICLE VII or ARTICLE XI, as applicable; (iii) to the extent Purchaser is responsible for less than 100% of such Loss or Tax pursuant to this ARTICLE VII or ARTICLE XI, attributable to such Tax Item, Sellers shall be required to pay only such percentage of the Tax Benefit arising from such Tax Item arising in respect of such Loss or Tax, and (iv) Sellers’ payment obligations pursuant to this Section 7.6(d) shall apply only to the extent such Tax Benefit is actually realized or utilized by Sellers or any of their Affiliates with respect to a Tax year ending on or before the last day of the fifth (5th) full Tax year following the Closing Date or, if later, in the Tax year in which such Loss or Tax is incurred for Tax purposes and in the next succeeding year.

Section 7.7    COOPERATION. Sellers will provide Purchaser and, Purchaser will provide, and will cause any applicable Target Entity to provide, Sellers with such cooperation and information as may reasonably be requested in connection with filing any Tax Return, amended Tax Return or claim for refund, determining a Liability for Taxes or a right to refund of Taxes or participating in or conducting any Tax Proceeding. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by any Tax Authorities. Sellers and Purchaser will each, and Purchaser will cause any applicable Target Entity to, make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder.

Section 7.8    TAX PROCEEDINGS.

(a)If, after the Closing, any Party or any of its Affiliates receives written notice of a Tax Claim, such Party shall promptly (and in any event within ten (10) days of such receipt) provide written notice to the other Party of such Tax Claim; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of its obligations under this ARTICLE VII, except to the extent that the other Party is actually prejudiced as a result of such failure.

(b)From and after the Closing, Purchaser shall, at its sole expense, control the conduct of all Tax Proceedings with respect to Taxes of any of the Target Entities; provided that, to the extent any such Tax Proceeding relates to any Tax period ending on or before the Closing Date or to a Straddle Period or could otherwise give rise to an indemnity obligation of Sellers under Section 7.2(a), then (A) PPG will bear 51% and Purchaser will bear 49% of all reasonable out of pocket costs and expenses in connection with any such Tax Proceeding for a Tax period ending on or before the Closing Date, and (B) Purchaser shall (i) keep PPG informed of all developments on a timely basis and provide PPG with a timely and detailed account of each stage of such Tax Proceeding, (ii) consult in good faith with PPG before taking any significant action in connection with such Tax Proceeding, (iii) consult in good faith with PPG and offer PPG a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding (including, to the extent practicable, any documents furnished to the applicable Taxing Authority in connection with any discovery request), (iv) conduct such Tax Proceeding diligently and in good faith as if it were the only party in interest, (v) provide PPG with an opportunity to participate in, at its own expense, any settlement discussions and other conferences and meetings relating to such Tax Proceeding, and (vi) not pay, discharge, settle, compromise, litigate, or otherwise dispose (collectively, “dispose”) of any item subject to such Tax Proceeding, without obtaining the prior written consent of PPG, which consent shall not be unreasonably withheld, conditioned or delayed. From and after the Closing, to the extent any Tax Proceeding with respect to Taxes of PPG, any Seller or any of their respective Affiliates could reasonably be expected to give rise to an indemnity obligation of Purchaser under Section 7.2(b)(vi), PPG shall (i) keep Purchaser informed of all developments on a timely basis and provide Purchaser with a timely and detailed account of each stage of such Tax Proceeding relating to the treatment of the Pre-Closing Dividend, (ii) consult in good faith with Purchaser before taking any significant action in connection with such Tax Proceeding to the extent relating to the treatment of the Pre-Closing Dividend, (iii) consult in good faith with Purchaser and offer Purchaser a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding to the extent relating to the treatment of the Pre-Closing Dividend (including, to the extent practicable, any documents furnished to the applicable Taxing Authority in connection with any discovery request relating to the treatment of the Pre-Closing Dividend), (iv) conduct the portion of such Tax Proceeding relating to the treatment of the Pre-Closing Dividend diligently and in good faith as if it were the only party in interest, (v) not dispose of any item subject to such Tax Proceeding to the extent relating to the treatment of the Pre-Closing Dividend, without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, and (vi) request that any Internal Revenue Service Appeals Review of any item relating to the treatment of the Pre-Closing Dividend be bifurcated from the Appeals Review of any other disputed issues not relating to the treatment of the Pre-Closing Dividend and permit Purchaser to participate at its sole cost and expense in any such Appeals Review relating exclusively to the treatment of the Pre-Closing Dividend. Purchaser shall pay and shall indemnify the Sellers and any of their respective Affiliates for any reasonable out of pocket costs and expenses incurred by any of them in connection with any such Tax Proceeding to the extent relating to the treatment of the Pre-Closing Dividend.

(c)Notwithstanding anything in this Agreement to the contrary, Purchaser shall prepare and file or cause to be prepared and filed and none of Purchaser or any of its Affiliates shall be required to provide any Person with any Tax Return or copy of any Tax Return for any Tax year beginning after the Closing Date of (x) any of Purchaser or any of its Affiliates or (y) any consolidated, combined, unitary or similar Tax group that includes Purchaser or any of its Affiliates, and Purchaser shall have the exclusive right to control in all respects any Tax Proceeding with respect to any such Tax Return; provided that, for the avoidance of doubt, nothing in this Section 7.8(c) shall prevent or limit the rights of PPG or any of its Affiliates under this Agreement with respect to any Tax Return of a Target Entity for any Pre-Closing Tax Period or Straddle Period, or with respect to any information (other than a Tax Return or copy of a Tax Return) to which PPG or any of its Affiliates is otherwise entitled.

Section 7.9    ADDITIONAL POST-CLOSING TAX COVENANTS. With respect to any Per Se Target Entity, from the date of the Closing through the end of the taxable period of such Per Se Target Entity that includes the Closing Date, Purchaser will not, and will cause its respective Affiliates (including the Target Entities) not to, enter into any extraordinary transaction with respect to such Per Se Target Entity or otherwise take any action or enter into any transaction with respect to such Per Se Target Entity (a) that would be considered under the Code to constitute the payment of an actual or deemed dividend by such Per Se Target Entity, including pursuant to Section 304 of the Code, or that would otherwise result in a diminution of foreign tax credits that, absent such transaction may be claimed by Sellers or any of their respective Affiliates or (b) that would result in Sellers or any of their respective Affiliates being required to include any amounts in income under Section 951 of the Code with respect to such Per Se Target Entity, other than any action taken or transaction entered into in the Ordinary Course of Business and consistent with past practice of such Per Se Target Entity.

Section 7.10    TAX SHARING AGREEMENTS. All Tax sharing agreements or similar agreements among or between any of the Sellers or their respective Affiliates (other than the Target Entities), on the one hand, and any of the Target Entities, on the other hand, shall be terminated as of the Closing Date and, after the Closing Date, none of the Target Entities shall be bound thereby or have any liability thereunder; provided, for the avoidance of doubt, that any unpaid liability as of the Closing under the Unitary Tax Sharing Arrangement for the Tax year immediately preceding the Tax year that includes the Closing Date shall be settled after the Closing Date in accordance with the Unitary Tax Sharing Arrangement, and that for purposes of this proviso, the amount required to be paid in respect of such unpaid liability shall be deemed to be equal to (a) to the extent such unpaid liability is reflected in the calculation of Closing Net Working Capital, 100% of the amount of such unpaid liability (as originally determined in accordance with the Unitary Tax Sharing Arrangement for such Tax year), or (b) to the extent such unpaid liability is not reflected in the calculation of Closing Net Working Capital, 49% of the amount of such unpaid liability (as originally determined in accordance with the Unitary Tax Sharing Arrangement for such Tax year).

Section 7.11    SELLERS’ CONSOLIDATED, COMBINED OR UNITARY REPORTING.

(a)Notwithstanding anything in this Agreement to the contrary, from and after the Closing, PPG shall prepare and file or cause to be prepared and filed any Tax Return of any consolidated, combined or unitary group that includes any of Sellers or any of their respective Affiliates (other than the Target Entities), on the one hand, and any of the Target Entities, on the other hand (a “Unitary Tax Return”). In conjunction with preparing any Unitary Tax Return for the Tax year which includes the Closing Date, PPG shall also prepare or cause to be prepared a pro forma Tax Return for any Target Entity included on such Unitary Tax Return, for the same taxable period as the relevant Unitary Tax Return, as if such Target Entity filed for federal, state, and local Tax purposes on a separate company basis (a “Pro Forma Tax Return”). Sellers will bear 51% and Purchaser shall bear 49% of all reasonable out of pocket costs and expenses of the preparation of all Pro Forma Tax Returns. At least thirty (30) days prior to the due date of any Unitary Tax Return (after taking into account any applicable extensions or waivers) (a “Unitary Tax Return Due Date”), PPG will provide a substantially finalized draft of the related Pro Forma Tax Return to Purchaser for Purchaser’s review and comment. Purchaser shall provide PPG with such comments at least fifteen (15) days prior to the applicable Unitary Tax Return Due Date. Sellers will incorporate, or will cause to be incorporated, any reasonable comments made by Purchasers with respect to such Pro Forma Tax Return; provided that, to the extent PPG disagrees with any comments received from Purchaser with respect to any Pro Forma Tax Return, any such disagreement shall be resolved by the Independent Accounting Firm. Any fees and expenses of the Independent Accounting Firm shall be shared equally by Sellers, on the one hand, and Purchaser, on the other hand. No later than two (2) Business Days prior to any Unitary Tax Return Due Date, Purchaser shall pay to PPG the amount for which Purchaser is responsible under Section 7.11(b) with respect to such Unitary Tax Return.

(b)Purchaser shall be responsible for 49% of any Taxes shown as due on any Pro Forma Tax Return; provided, that the relevant Target Entity, if filing for federal, state, and local Tax purposes on a separate company basis, would have a substantial physical presence in the relevant jurisdiction for the relevant taxable period, and would have an independent obligation to file Tax Returns in such jurisdiction for such taxable period; provided, further, that Purchaser shall not be responsible for any Taxes attributable to any Target Entity as a member of any consolidated, combined or unitary group that includes any of the Sellers or any of their respective Affiliates and for which Taxes the relevant Target Entity, prior to the Closing, has fully paid to Sellers or any of their respective Affiliates in accordance with the Unitary Tax Sharing Arrangement.

(c)Notwithstanding anything in this Agreement to the contrary, (i) PPG shall prepare and file or shall cause to be prepared and filed and none of PPG, Sellers or any of their respective Affiliates shall be required to provide any Person with any Tax Return or copy of any Tax Return of (x) any of PPG, Sellers or any of their respective Affiliates or (y) any consolidated, combined, unitary or similar Tax group that includes PPG, Sellers or any of their respective Affiliates (including any Unitary Tax Return), and (ii) except as otherwise provided in the second sentence of Section 7.8(b) with respect to a Tax Proceeding described in the second sentence of Section 7.8(b), PPG shall have the exclusive right to control in all respects any Tax Proceeding with respect to any Tax Return described in clause (i).

(d)For the avoidance of doubt, Purchaser shall have no indemnity obligations with respect to any Unitary Tax Returns or Tax Proceedings described in this Section 7.11 (other than pursuant to Section 7.11(b)).

Section 7.12    TIMING OF PAYMENTS. Any indemnity payment required to be made pursuant to this ARTICLE VII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Taxing Authority. Any indemnification payment due and owing to a Seller under this ARTICLE VII will be paid to the Seller that held or holds the equity interests or assets to which the underlying Tax relates.

Section 7.13    SURVIVAL; TAX MATTERS COORDINATION. The indemnification obligations in this ARTICLE VII shall survive the Closing until forty-five (45) days following the expiration of the applicable statutory period of limitations. The representations and warranties set forth in Section 3.9 (other than the representations and warranties set forth in Section 3.9(f)) shall not survive the Closing. The representations and warranties set forth in Section 3.9(f) shall survive the Closing until forty-five (45) days following the expiration of the relevant statutory period of limitation. Notwithstanding anything to the contrary in this Agreement, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this ARTICLE VII and Section 11.4(i) and (ii) the provisions of ARTICLE XI (other than Section 11.4(i)) shall not apply.

Section 7.14    TAX REPRESENTATION LETTERS. If the Pre-Closing Dividend Amount is $270 million, at the Closing, (i) Purchaser shall deliver to PPG a duly executed letter, dated as of the Closing Date, substantially in the form set forth in Exhibit G and (ii) Purchaser and PPG shall cause TOI to deliver to PPG a duly executed letter, dated as of the Closing Date, substantially in the form set forth in Exhibit H.

ARTICLE VIII

EMPLOYEE MATTERS

Section 8.1    TARGET ENTITY EMPLOYEE LIABILITIES. From and after the Closing, Purchaser shall, or shall cause its Subsidiaries or Affiliates (including the Target Entities) to, assume or retain, as applicable, all Liabilities under, in connection with, or with respect to, all Benefit Plans, and all employee and employee-benefit-related Liabilities of the Target Entities, including all Liabilities in connection with, or with respect to, any Company Employee, in any case whether accruing before, on or after the Closing. Nothing in this Section 8.1 shall affect or diminish Sellers’ obligations pursuant to Sections 8.3(a) and 8.3(b).

Section 8.2    SELLER EMPLOYEES AND EMPLOYMENT OFFERS.

(a)Seller Employees.

(i)Section 8.2(a) of the Seller Disclosure Letter lists each Seller Employee, together with each such Seller Employee’s base salary or hourly wage, target bonus opportunity (expressed as a function of base salary), business group, host country, employment site and dates of hire. Sellers shall update Section 8.2(a) of the Seller Disclosure Letter in accordance with this Section 8.2(a).

(ii)From the date hereof through the Closing Date, Sellers and their Subsidiaries and Affiliates may only hire, transfer, reassign or terminate the employment of any Person who, as of the date hereof is, or subsequently becomes, a Seller Employee, with the prior written consent of Purchaser, which consent shall not be unreasonably withheld; provided, however, that nothing herein shall prohibit Sellers and their Subsidiaries and Affiliates from, in the Ordinary Course of Business, (A) hiring, transferring or reassigning the employment of any Person who would become a Seller Employee in order to fill open positions or replace Seller Employees whose employment terminates without a violation of this Section 8.2(a), so long as the replacement Seller Employee receives employment terms, compensation and benefits that are not materially more favorable than those that were most recently in effect for the former Seller Employee being replaced (or, in the event of a new Seller Employee filling a position which was open as of the date hereof, not materially more favorable than those in effect for similarly situated Seller Employees) or (B) terminating for cause the employment of any Seller Employee; provided further, however, that in no event shall the number of Seller Employees increase to more than 100.

(iii)In the event of (A) the death of any Seller Employee, (B) the voluntary resignation of any Seller Employee from employment, or (C) the hire, transfer, reassignment or termination of the employment of any Seller Employee in accordance with Section 8.2(a)(ii), Sellers shall provide to Purchaser an updated Section 8.2(a) of the Seller Disclosure Letter (conspicuously highlighting all changes since the most recent prior version of Section 8.2(a) of the Seller Disclosure Letter) as promptly as practicable to reflect such event(s).

(iv)Notwithstanding anything in this Section 8.2(a), except with the prior written consent of Purchaser, and except for any deletions due to (A) the subsequent death of any Seller Employee, (B) the subsequent voluntary resignation of any Seller Employee from employment or (C) the subsequent termination of employment of any Seller Employee for cause, Section 8.2(a) of the Seller Disclosure Letter shall be complete and final, no further changes shall be permitted to Section 8.2(a) of the Seller Disclosure Letter, and no Person may become a Seller Employee, in any case, on or after the date that is three (3) Business Days prior to the Closing Date.

(b)Excluded Seller Employees. Not later than thirty (30) days prior to the Closing Date, Purchaser shall have the right to provide Sellers with a list of any Seller Employees to whom Purchaser has determined not to make an Employment Offer (the “Excluded Seller Employees”); provided, however, that such list may be updated in Purchaser’s sole discretion as a result of any changes to Section 8.2(a) of the Seller Disclosure Letter (and, as updated, shall constitute a complete list of all Excluded Seller Employees). In the event that Sellers and their Subsidiaries and Affiliates terminate the employment of any Excluded Seller Employee within sixty (60) days following the Closing Date, Purchaser shall reimburse Sellers for the cost of any severance payments and benefits paid or provided to such Excluded Seller Employee pursuant to the applicable Seller Benefit Plan listed in Section 8.2(b) of the Seller Disclosure Letter, if any, that is applicable to such Excluded Seller Employee, pursuant to the terms of which Seller Benefit Plan are in effect on the date hereof (collectively, and in each case pursuant to the terms of which are in effect on the date hereof, the “Severance Plans”), or, if more favorable or if there is no applicable Severance Plan, pursuant to applicable Law. Except as set forth in this Section 8.2(b), Section 8.3(c) or Section 8.6, in no event shall Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities) have any Liabilities in connection with, or with respect to, the employment, service, or termination of employment or service, of any Excluded Seller Employee by Sellers or their Subsidiaries or Affiliates.

(c)Employment Offers.

(i)Except with respect to any Excluded Seller Employee, not later than ten (10) days prior to the Closing Date, Purchaser shall, or shall cause one of its Subsidiaries or Affiliates (including the Target Entities) to, make an offer of employment (an “Employment Offer”) to each then-current Seller Employee listed in Section 8.2(a) of the Seller Disclosure Letter. Alternatively, subject to Section 8.2(a)(iv), in the event that any Person is added to Section 8.2(a) of the Seller Disclosure Letter later than twenty (20) days prior to the Closing Date, Purchaser shall, or shall cause one of its Subsidiaries or Affiliates (including the Target Entities) to, make an Employment Offer to such Person as soon as reasonably practicable following the addition of such Person to Section 8.2(a) of the Seller Disclosure Letter, but in no event later than the Closing Date. In the event that any Person is removed from Section 8.2(a) of the Seller Disclosure Letter, Purchaser, in its sole discretion, may, or may cause its Subsidiaries or Affiliates (including the Target Entities) to, rescind any prior Employment Offer to such Person. For the avoidance of doubt, (A) Purchaser shall provide Sellers a reasonable opportunity to review and comment on each Employment Offer prior to its presentation to a Seller Employee and (B) Purchaser and Sellers agree to cooperate to the extent necessary to facilitate any Employment Offers that Purchaser desires to make on behalf of any Target Entity.

(ii)The terms of each Employment Offer shall (A) provide for compensation and benefits in accordance with Section 8.5(a), (B) provide for a worksite that is substantially geographically proximate to the applicable Seller Employee’s primary work location in effect immediately prior to the Closing (i.e., a worksite that does not significantly increase the Seller Employee’s home to work commute), and (C) if Purchaser requires signed acceptance of the Employment Offers, contain acknowledgements by the applicable Seller Employee to the effect that, or otherwise contain statements to the effect that, (1) to the extent permitted by Law, the applicable Seller Employee shall receive credit from Purchaser or its Subsidiaries or Affiliates (including the Target Entities) for any of his or her accrued and unused vacation and (2) the applicable Seller Employee’s employment with Sellers and their Subsidiaries (excluding the Target Entities) is terminating and the applicable Seller Employee shall not be entitled to any payments or benefits under the applicable Severance Plan, if any.

(iii)Each applicable Seller Employee who accepts the Employment Offer in accordance with its terms prior to the Closing, who is employed by Sellers or one of their Subsidiaries or Affiliates (excluding the Target Entities) as of the Closing, and who is not absent from work as of the Closing due to short-term disability, long-term disability or other approved leave of absence, shall, contingent on the Closing, (A) cease to be an employee of Sellers and their Subsidiaries and Affiliates immediately prior to the Closing Date and (B) become an employee of Purchaser or one of its Subsidiaries or Affiliates (including the Target Entities), effective as of 12:00 a.m. on the Closing Date (each such Seller Employee who actually becomes an employee of Purchaser or its Subsidiaries or Affiliates (including the Target Entities) in accordance with this sentence, a “Transferred Employee”). Except with respect to any Excluded Seller Employees, effective as of the Closing Date, Sellers and their Subsidiaries and Affiliates shall terminate the employment of each Seller Employee who fails to accept the Employment Offer in accordance with its terms prior to the Closing (exclusive of any Excluded Seller Employee, each, a “Terminated Seller Employee”); provided, however, that Sellers and their Subsidiaries and Affiliates shall have no obligation to terminate the employment of any Seller Employee who fails to accept an Employment Offer if the Employment Offer did not meet the requirements of Section 8.2(c)(ii) and no such Seller Employee shall constitute a Terminated Seller Employee; provided further, however, that any Employment Offer with respect to which Purchaser has provided Sellers a period of not less than ten (10) Business Days to review prior to the presentation of such Employment Offer to the applicable Seller Employee shall be conclusively deemed to have met the requirements of Section 8.2(c)(ii), so long as any reasonable comments received by Purchaser from Sellers prior to the presentation of such Employment Offer to the applicable Seller Employee are reflected in such Employment Offer as presented to the applicable Seller Employee.

(iv)Notwithstanding Section 6.7, none of Sellers nor any of their Subsidiaries or Affiliates shall (A) for a period of one year following the Closing, hire, employ or otherwise receive services from, any Terminated Seller Employee, or (B) from the date of this Agreement through one year following the Closing, encourage any Company Employee or Seller Employee to refrain from accepting an Employment Offer or to resign from employment.

(v)In the event that Purchaser and its Subsidiaries and Affiliates (including the Target Entities) fail to make an Employment Offer to a Seller Employee (other than an Excluded Seller Employee) that complies with the terms of Section 8.2(c)(ii), and Sellers and their Subsidiaries and Affiliates terminate the employment of such Seller Employee within sixty (60) days following the Closing Date, Purchaser shall reimburse Sellers for the cost of any severance payments and benefits paid or provided to such Seller Employee pursuant to the applicable Severance Plan, if any, pursuant to the terms of which Severance Plan are in effect on the date hereof, or, if more favorable or if there is no applicable Severance Plan, pursuant to applicable Law; provided that, for a period of one year following the date of such termination of employment, none of Sellers nor any of their Subsidiaries or Affiliates shall hire, employ or otherwise receive services from such Seller Employee.

(vi)Except as set forth in Sections 8.2(c)(v), 8.3(c) and 8.6, in no event shall Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities) have any Liabilities in connection with, or with respect to, the employment, service, or termination of employment or service, of any Terminated Seller Employee by Sellers or their Subsidiaries or Affiliates.

(d)Absent Seller Employees. Each applicable Seller Employee who is absent from work as of the Closing due to short-term disability, long-term disability or other approved leave of absence (each, an “Absent Seller Employee”), and who accepts the Employment Offer in accordance with its terms on or before the date such Absent Seller Employee returns to active work status, shall, contingent on both the Closing and on such Absent Seller Employee’s return to active work status within one year following the

Closing Date, (i) cease to be an employee of Sellers and their Subsidiaries and Affiliates immediately prior to the day following the day on which such Absent Seller Employee returns to active work status and (ii) become an employee of Purchaser or its Subsidiaries or Affiliates (including the Target Entities), effective as of 12:00 a.m. on the day following the day on which such Absent Seller Employee returns to active work status. Each Absent Seller Employee who actually becomes an employee of Purchaser or its Subsidiaries or Affiliates (including the Target Entities) in accordance with the immediately preceding sentence shall be deemed to be a Transferred Employee on the date such Absent Seller Employee actually becomes an employee of Purchaser or its Subsidiaries or Affiliates (including the Target Entities) (as applicable, the “Delayed Transfer Date”). Notwithstanding anything herein to the contrary (but subject to Sections 8.3(c) and 8.6), in the event that any Absent Seller Employee fails to return to active work status within one year following the Closing Date, (A) the Employment Offer to such Absent Seller Employee shall expire, (B) such Absent Seller Employee shall remain an employee of Sellers or their Subsidiaries or Affiliates (excluding the Target Entities), and (C) none of Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities) shall have any Liabilities in connection with, or with respect to, the employment, service, or termination of employment or service, of such Absent Seller Employee by Sellers or their Subsidiaries or Affiliates.

Section 8.3    SELLER EMPLOYEE LIABILITIES.

(a)Seller Employee Liabilities. Subject to Purchaser’s reimbursement obligations as may be required by Section 8.2(b) or 8.2(c)(v), and except as otherwise required by Sections 8.3(c), 8.5(d), 8.5(g), 8.5(h) and 8.6, from and after the Closing, Sellers shall, or shall cause their Subsidiaries or Affiliates (excluding the Target Entities) to, assume or retain, as applicable, (i) all Liabilities under, in connection with, or with respect to, all Seller Benefit Plans, and (ii) all employee and employee-benefit-related Liabilities of Sellers and their Subsidiaries and Affiliates (excluding the Target Entities), including all Liabilities in connection with, or with respect to, the employment by Sellers and their Subsidiaries and Affiliates (excluding the Target Entities) through the Closing Date of any Seller Employee, in any case whether accruing before, on or after the Closing.

(b)Controlled Group Liability. Notwithstanding anything herein to the contrary, Sellers and their Subsidiaries and Affiliates (excluding the Target Entities) shall retain and be responsible for any Controlled Group Liability.

(c)Service Charges. For the avoidance of doubt, nothing in this Agreement shall affect any amounts owed to Sellers or any of their Affiliates by the Target Entities pursuant to the agreements listed in Section 8.3(c) of the Seller Disclosure Letter for services provided by Seller Employees for periods prior to the Closing Date.

Section 8.4    TRANSFERRED EMPLOYEE LIABILITIES. With respect to the period from and after (i) the Closing Date with respect to any Transferred Employee (other than an Absent Seller Employee) or (ii) the applicable Delayed Transfer Date with respect to any Absent Seller Employee who becomes a Transferred Employee (as applicable, the “Transfer Date”), Purchaser shall, or shall cause its Subsidiaries or Affiliates (including the Target Entities) to, assume or retain, as applicable, all employee and employee-benefit-related Liabilities in connection with, or with respect to, any Transferred Employee, but only to the extent accruing on or after the applicable Transfer Date (subject to Sections 8.3(c), 8.5(d), 8.5(g), 8.5(h) and 8.6).

Section 8.5    COMPENSATION AND BENEFIT CONTINUATION.

(a)Generally. From and after (i) the Closing Date with respect to Company Employees and (ii) the Transfer Date with respect to Transferred Employees, and in either case until the one-year anniversary of the Closing Date (the “Benefit End Date”), so long as the applicable Person remains employed by Purchaser or its Subsidiaries or Affiliates (including the Target Entities), Purchaser shall, or shall cause one of its Subsidiaries or Affiliates (including the Target Entities) to, provide to each Company Employee and each Transferred Employee (A) a base salary or hourly wage and a target bonus opportunity (expressed as a function of base salary) that, in each case, is no less favorable than was provided to such Company Employee or Transferred Employee immediately prior to the Closing and (B) all other compensation and benefits that are substantially comparable in the aggregate in value to the other compensation and benefits provided to such Company Employee or Transferred Employee immediately prior to the Closing; provided, however, in the event that the Closing Date occurs after December 31, 2013 and prior to July 1, 2014, with respect to medical, health, dental, prescription drug and vision benefits, the Benefit End Date shall instead mean December 31, 2014. For the avoidance of doubt, provided that Purchaser and its Subsidiaries and Affiliates (including the Target Entities) otherwise comply with the requirements of this Section 8.5(a), and subject to Section 8.6, (x) Purchaser and its Subsidiaries and Affiliates (including the Target Entities) may modify the form of the compensation and benefits described in clause (B) of the first sentence of this Section 8.5(a) and (y) none of Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities) shall have any obligation to provide or continue any retiree welfare benefits, defined benefit retirement arrangements, equity incentives or deferred compensation arrangements.

(b)Severance. With respect to any Company Employee or Transferred Employee whose employment with Purchaser and its Subsidiaries and Affiliates (including the Target Entities) is terminated prior to the Benefit End Date in a manner that would qualify such Person for severance payments or benefits under the Benefit Plan or Seller Benefit Plan in which such Person participated immediately prior to the Closing (as applicable, the “Continuation Severance Plan”) or under applicable Law, such Person shall be eligible to receive from Purchaser any applicable severance payments and benefits in accordance with, and subject to the terms and conditions of, the applicable Continuation Severance Plan, if any (as such terms are in effect immediately prior to the Closing), or, if more favorable or if there is no applicable Continuation Severance Plan, pursuant to applicable Law; provided that such severance payments and benefits shall be determined (i) without taking into account any reduction after the Closing in the base salary or hourly wage paid to such Person and (ii) taking into account all service credit accrued through the Closing (as determined in accordance with Section 8.5(c)) and all service credit accrued from the Closing through the date of termination.

(c)New Plan Benefits. For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser or its Affiliates providing benefits to any Company Employees or Transferred Employees on or after the Closing Date (the “New Plans”), each Company Employee and Transferred Employee shall be credited with his or her years of service with the Sellers and their Affiliates and their respective predecessors before the applicable Transfer Date for purposes of such New Plan, to the same extent as such Company Employee or Transferred Employee was entitled, before the applicable Transfer Date, to credit for such service under any similar Benefit Plan, Seller Benefit Plan or other benefit plan of Purchaser or its Affiliates, in any case, in which such Company Employee or Transferred Employee participated, or was eligible to participate, immediately prior to the applicable Transfer Date; provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, to the extent permitted by applicable Law, (i) each Company Employee and each Transferred Employee shall be eligible to participate immediately following the applicable Transfer Date, without any waiting time, in any and all New Plans to the extent coverage is comparable to a Benefit Plan or Seller Benefit Plan in which such Company Employee or Transferred Employee participated immediately before the applicable Transfer Date (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing welfare benefits, including medical, dental, prescription drug, vision, disability and life insurance benefits to any Company Employee or Transferred Employee, Purchaser and its Affiliates shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived following the applicable Transfer Date for such Person and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Sellers or their Affiliates in which such Person participated immediately prior to the applicable Transfer Date, and, to the extent commercially reasonable, Purchaser and its Affiliates shall cause any eligible expenses incurred by such Person and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date immediately prior to the date such Person’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Person and his or her covered dependents for the applicable plan year, as if such amounts had been paid in accordance with such New Plan. Notwithstanding anything herein to the contrary, but only to the extent that it does not result in a duplication of benefits or credit with respect to the same period of service, each U.S. and Mexican Transferred Employee shall be credited with his or her years of service with the Sellers and their Affiliates and their respective predecessors before the applicable Transfer Date for purposes of eligibility, vesting and benefit contribution level under any New Plan that is a tax-qualified defined contribution plan.

(d)Earned Vacation. Following the applicable Transfer Date, for each Transferred Employee, Purchaser shall, or shall cause its applicable Affiliate to, honor all accrued and unused vacation, personal and sick days of each such Transferred Employee in accordance with the terms of the vacation, personal and sick day policies applicable to each such Transferred Employee immediately prior to the applicable Transfer Date.

(e)Flexible Spending Accounts.

(i)Prior to the Closing, Sellers shall take all actions necessary to cause the Target Entities to have in effect one or more plans or arrangements providing for health care flexible spending, dependent care spending and commuter transportation spending accounts that are comparable to the Seller Flex Plans. Immediately prior to the Closing, Purchaser or its Subsidiaries or Affiliates (including the Target Entities) shall have in effect one or more plans or arrangements providing for health care flexible spending, dependent care spending and commuter transportation spending accounts in which each of the U.S. Transferred Employees who participates in a Seller Flex Plan would be eligible to participate as of his or her applicable Transfer Date (each, a “Purchaser Flex Plan”). To the extent permitted by applicable Law, the Parties shall take all actions necessary or appropriate so that, effective as of the applicable Transfer Date, (A) the account balance in the applicable account(s) of each U.S. Transferred Employee under the applicable flexible spending account arrangements of Sellers and their Affiliates (excluding the Target Entities) for the benefit of such Transferred Employee (each, a “Sellers Flex Plan”) shall be transferred to the applicable Purchaser Flex Plan(s); (B) the elections, contribution levels and coverage levels of such Transferred Employee shall apply under the applicable Purchaser Flex Plan(s), in the same manner as under the Sellers Flex Plan(s); and (C) from and after the applicable Transfer Date, such Transferred Employee shall be reimbursed from the applicable Purchaser Flex Plan(s), in a comparable manner based on the same terms as the Sellers Flex Plan(s) for claims incurred at any time during the plan year in which the applicable Transfer Date occurs.

(ii)As soon as reasonably practicable after each applicable Transfer Date, Sellers shall determine the Aggregate Flex Plan Balance and notify Purchaser of the amount of such Aggregate Flex Plan Balance in writing. The term “Aggregate Flex Plan Balance” shall mean, as of the applicable Transfer Date, the aggregate amount of contributions that have been made to the accounts of the U.S. Transferred Employees whose employment transferred as of the applicable Transfer Date under the Sellers Flex Plan(s) for the plan year in which the applicable Transfer Date occurs, minus the aggregate amount of reimbursements that have been made from the accounts of the U.S. Transferred Employees whose employment transferred as of the applicable Transfer Date under the Sellers Flex Plan(s) for the plan year in which the applicable Transfer Date occurs. If the applicable Aggregate Flex Plan Balance is a negative amount, Purchaser shall pay the absolute value of such amount to Sellers as soon as reasonably practicable following Purchaser’s receipt of the written notice thereof. If the applicable Aggregate Flex Plan Balance is a positive amount, Sellers shall pay such positive amount to Purchaser as soon as reasonably practicable following Purchaser’s receipt of the written notice thereof.

(f)Defined Contribution Plans. No Transferred Employee shall accrue any benefit under any Seller Benefit Plan that is a defined contribution pension plan (collectively, the “Seller DC Plans”) after the applicable Transfer Date. Subject to Section 8.6, no assets or Liabilities of the Seller DC Plans shall be transferred to a retirement plan maintained by Purchaser or its Subsidiaries or Affiliates (including the Target Entities), other than in connection with a rollover of a Transferred Employee’s account balance under the Seller DC Plans in accordance with the terms of an applicable defined contribution pension plan of Purchaser or its Subsidiaries or Affiliates (including the Target Entities). Following the Closing Date, Purchaser shall, or shall cause its Subsidiaries or Affiliates (including the Target Entities) to, cause a tax-qualified defined contribution plan sponsored by Purchaser or its Subsidiaries or Affiliates (including the Target Entities) to accept a rollover of any U.S. Transferred Employee accounts (including plan loans) from any Seller DC Plan that is tax-qualified in the United States.

(g)Seller Bonus Plans. Section 8.5(g) of the Seller Disclosure Letter lists each Seller Bonus Plan. Prior to the Closing Date, but not more than five (5) Business Days prior to the Closing Date, Sellers shall provide to Purchaser a list of the pro-rated portion (based on the portion of the applicable performance period elapsed through the Closing Date) of each amount accrued and unpaid as of the Closing Date under each Seller Bonus Plan on behalf of each Seller Employee (other than Excluded Employees) (the “Bonus List”), which aggregate amount set forth on the Bonus List shall be included as a Liability in the Closing Net Working Capital. Contingent upon the applicable amount having been included as a Liability in the Closing Net Working Capital, Purchaser shall, or shall cause its Subsidiaries or Affiliates (including the Target Entities) to, pay to each Transferred Employee amounts not less than those set forth on the Bonus List with respect to the applicable Transferred Employee, in each case in accordance with the terms of the applicable Seller Bonus Plan (or, if applicable, within a reasonable period of time following the applicable Transferred Employee’s earlier termination of employment with Purchaser and its Subsidiaries and Affiliates (including the Target Entities)).

(h)Other. Sellers and Purchaser agree to the matters set forth on Section 8.5(h) of the Seller Disclosure Letter.

Section 8.6    APPLICABLE LEGAL AND LABOR REQUIREMENTS.

Notwithstanding anything in this ARTICLE VIII to the contrary, Purchaser and Sellers shall, and shall cause their respective Subsidiaries and Affiliates (including the Target Entities) to, take any action or refrain from taking any action to the extent required by applicable Law or the terms of any collective bargaining agreement, contract or other written agreement with a labor union or labor organization, including: (a) transferring (or not transferring) or terminating (or not terminating) the employment of any Company Employee or any Seller Employee; (b) providing (or not providing) certain compensation, benefits or terms or conditions of employment to any Company Employee or any Seller Employee; (c) extending (or reducing or eliminating) any period of time a certain provision applies (or does not apply) to any Company Employee or any Seller Employee; and (d) designating (or not designating) any Seller Employee as an Excluded Seller Employee. Notwithstanding anything herein to the contrary, in the event that any of Sellers or their Subsidiaries or Affiliates (excluding the Target Entities) are required to transfer to any of Purchaser or its Subsidiaries or Affiliates (including the Target Entities) any Liabilities with respect to any Seller Employee or in connection with, or with respect to, any Seller Benefit Plan or any other plan, program, policy, practice, contract, agreement, fund, or other arrangement that is or was sponsored, maintained, entered into, contributed to, or required to be contributed to by Sellers or any of their Subsidiaries or Affiliates (other than any of the Target Entities), pursuant to this Section 8.6 which would not otherwise be so transferred in accordance with the terms of the remainder of this ARTICLE VIII, Sellers shall transfer to Purchaser, on the date such Liabilities are transferred, an amount in cash equal to such Liabilities. Notwithstanding anything herein to the contrary, any individual, other than a Company Employee, whose employment transfers by operation of Law to Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities) as a result of or in connection with the transactions contemplated by this Agreement shall be deemed to be a Transferred Employee for purposes of this Agreement.

Section 8.7    WORKS COUNCIL COOPERATION. Sellers and Purchaser shall each provide, and shall cause each of their respective Subsidiaries and Affiliates (including the Target Entities) to provide, and shall use their reasonable best efforts to cause all of their respective representatives, including legal, human resources and regulatory, to provide, all cooperation reasonably requested by the other Party in connection with satisfying any legal obligations, including all notifications and consultations and other processes necessary to effectuate the Transaction, which shall include any required notifications and consultations and other processes with respect to any works council, economic committee, union or similar body as required to either (a) obtain an opinion or acknowledgment from any works council, economic committee, union or similar body or (b) establish that the Parties are permitted to effect the Transaction without such opinion or acknowledgment. Such cooperation shall include the provision of any information and consultation required by applicable Law, the terms of any Contract, Benefit Plan or Seller Benefit Plan, or as reasonably requested by the other Party. Each of Purchaser and Sellers shall make available its or their representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

Section 8.8    NO THIRD-PARTY BENEFICIARIES.

(a)This Agreement is solely for the benefit of the Parties and is not intended to confer upon any other Persons any rights or remedies hereunder. Nothing in this Agreement shall preclude Sellers or their Subsidiaries or Affiliates, at any time after the Closing, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Seller Benefit Plan, any benefit under any Seller Benefit Plan, any trust, insurance policy or funding vehicle related to any Seller Benefit Plan, or any other compensation, benefit or third-party insurance plan, program, policy, practice, contract, agreement or fund of Sellers or any of their Subsidiaries or Affiliates. Nothing in this Agreement shall preclude Purchaser or its Subsidiaries or Affiliates (including the Target Entities), at any time after the Closing, from amending, merging, modifying, terminating, eliminating, reducing, or otherwise altering in any respect any Benefit Plan, any benefit under any Benefit Plan, any trust, insurance policy or funding vehicle related to any Benefit Plan, or any other compensation, benefit or third-party insurance plan, program, policy, practice, contract, agreement or fund of Purchaser or any of its Subsidiaries or Affiliates (including the Target Entities). Nothing in this Agreement shall be deemed to constitute an amendment, modification or termination of any Benefit Plan, Seller Benefit Plan or other compensation, benefit or third-party insurance plan, program, policy, practice, contract, agreement or fund.

(b)Nothing in this Agreement shall be deemed to constitute a Benefit Plan, a Seller Benefit Plan, or any other employee benefit arrangement, or create any right or obligation which is enforceable by any current or former Seller Employee, any current or former Company Employee, or any other Person, with respect to continued employment or any terms or conditions of employment, including the benefits and compensation described in this Agreement. For the avoidance of doubt, any amendments to any Benefit Plan, any Seller Benefit Plan, or any other compensation, benefit or third-party insurance plan, program, policy, practice, contract, agreement or fund of Sellers, Purchaser or any of their respective Subsidiaries or Affiliates (including the Target Companies), shall occur only in accordance with their respective terms and shall be pursuant to action taken by Sellers or their Affiliates or Purchaser or its Affiliates, or the Target Companies, as applicable, which are independent of the consummation of this Agreement or any continuing obligations hereunder.

ARTICLE IX

CONDITIONS TO THE CLOSING

Section 9.1    CONDITIONS TO EACH PARTY’S OBLIGATION TO CLOSE.
The respective obligations of each Party to effect the Transaction will be subject to the fulfillment (or waiver by all Parties if permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a)No Order or Actions. No preliminary, temporary or permanent Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority, or shall otherwise be in effect (a “Restraint”), that has the effect of prohibiting or making unlawful the consummation of the Transaction, except where such Restraint would not have a material impact on Purchaser or any of its Subsidiaries in a jurisdiction in which Purchaser or such Subsidiary is conducting a business that is material to Purchaser and its Subsidiaries taken as a whole, and does not impose criminal liabilities or penalties (for purposes of this Section 9.1(a), Subsidiaries shall include the Target Entities).

(b)Absence of Actions. No Actions shall have been instituted in any court of competent jurisdiction against Sellers, the Target Entities or Purchaser by any Governmental Authority seeking to restrain or prohibit or make unlawful the consummation of the Transaction, other than any such Action (i) that does not seek a preliminary, temporary or permanent injunction or other order to restrain, prohibit or make unlawful the consummation of the Transaction, (ii) with respect to which the court has denied a request by the Governmental Authority for a preliminary, temporary or permanent injunction or other order to restrain, prohibit or make unlawful the consummation of the Transaction, or (iii) with respect to which the relief sought, if granted, would not constitute a condition to the Parties’ obligations to effect the Transaction under Section 9.1(a).

(c)Antitrust Laws. (i) Any waiting period under the HSR Act shall have expired or been earlier terminated, (ii) any waiting period, no action letter, regulatory authorization, clearance or approval under Regulatory Laws applicable to the Transaction set forth in Section 9.1 of the Purchaser Disclosure

Letter shall have expired, lapsed, been earlier terminated or been obtained (as applicable), or (iii) any Consents pursuant to any Regulatory Laws, the absence of which would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, shall have been obtained.

Section 9.2    ADDITIONAL CONDITIONS TO OBLIGATION OF SELLERS.
The obligation of Sellers to consummate the Transaction is further subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may, to the extent permitted by Law, be waived by PPG):

(a)Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement (which for purposes of this paragraph will be read as though none of them contained any materiality qualifications) shall be true and correct as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period); provided that the condition in this subclause (a) shall be deemed satisfied unless the effect of such representations and warranties not being so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

(b)Performance of Covenants. Purchaser shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Closing Date; and

(c)Certificate of Officer. Purchaser shall have delivered to Sellers a certificate executed by an officer certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied.

Section 9.3    ADDITIONAL CONDITIONS TO OBLIGATION OF PURCHASER. The obligation of Purchaser to consummate the Transaction is further subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that any one or more of the following conditions may, to the extent permitted by Law, be waived by Purchaser):

(a)Representations and Warranties. The representations and warranties of Sellers set forth in this Agreement (which for purposes of this paragraph will be read as though none of them contained any materiality or “Material Adverse Effect” qualifications) shall be true and correct, as of the date hereof and as of the Closing Date as though made at and as of the Closing Date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period); provided that the condition in this subclause (a) shall be deemed satisfied unless the effect of such representations and warranties not being so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(b)Performance of Covenants. Sellers shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Closing Date;

(c)Certificate of Officer. PPG shall have delivered to Purchaser a certificate, executed by an officer of PPG, certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied; and

(d)No Material Adverse Effect. Since the date of this Agreement, there shall have been no Effects that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect.

Section 9.4    FRUSTRATION OF CLOSING CONDITIONS. Neither Sellers nor Purchaser may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE X

TERMINATION

Section 10.1    TERMINATION. This Agreement may only be terminated pursuant to this Section 10.1 and may be terminated at any time prior to the Closing Date (with respect to Section 10.1(b) through Section 10.1(e)), by notice from the terminating Party to the other Parties):

(a)by the mutual written consent of PPG and Purchaser;

(b)by either PPG or Purchaser if the Closing Date has not occurred on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) will not be available to Purchaser, on the one hand, or PPG, on the other hand, if Purchaser, on the one hand, or any Seller, on the other hand, breaches any representation or warranty or fails to perform in any material respect any covenant under this Agreement and such breach or failure proximately caused the Closing Date not to occur on or before the Termination Date. The “Termination Date” means the one-year anniversary of the date of this Agreement; provided, however, that if, as of the one-year anniversary of the date of this Agreement, all conditions to this Agreement will have been satisfied or waived (other than those conditions that by their nature are to be satisfied by action taken at the Closing and provided that for purposes of determining if Section 9.2(b) has been satisfied, Section 6.4 will be disregarded to the extent there has been no fraud or willful misconduct in connection with covenants contained in Section 6.4), other than the conditions set forth in Section 9.1(a), Section 9.1(b) or Section 9.1(c) (in the case of Section 9.1(a) or Section 9.1(b) only in connection with any Regulatory Law), then Purchaser may extend the Termination Date to the seventeen (17) month anniversary of the date of this Agreement (and in the case of an extension pursuant to Section 10.2(f), beyond that date as agreed by the Parties) (provided that none of the Parties will then have the right to terminate this Agreement until such date (except pursuant to another sub-section of this Section 10.1)), by (A) providing written notice to PPG and (B) subject to Section 10.2(e), paying, by wire transfer of immediately available funds, to an account designated by Sellers, the amount of $75,000,000 (the “Fee”) as a prepayment of a portion of the Purchase Price, in each case within two (2) Business Days of the one-year anniversary of the date of this Agreement.

(c)by either PPG or Purchaser if any Restraint prohibiting the Transaction has become final and non-appealable in a manner that would give rise to the failure of the condition set forth in Section 9.1(a); provided that the right to terminate this Agreement under this Section 10.1(c) will not be available to any Party whose breach of any representation or warranty or failure to comply with or perform in any material respect any covenant under this Agreement that has proximately caused the action or event described in this Section 10.1(c) to occur;

(d)by PPG if Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.2 and (ii)

(A) is not cured within sixty (60) Business Days after PPG has given Purchaser written notice of such breach and its intention to terminate this Agreement pursuant to this Section 10.1(d) or (B) cannot be cured by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(d) will not be available to PPG (i) if any Seller is at that time in material breach of this Agreement; or (ii) other than in the event of fraud or willful misconduct, based on an alleged breach or failure to perform any covenant under Section 6.4 prior to the twelve (12)-month anniversary of the date hereof; or

(e)by Purchaser if Sellers have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.1 or Section 9.3 and (ii) (A) is not cured within sixty (60) Business Days after Purchaser has given PPG written notice of such breach and its intention to terminate this Agreement pursuant to this Section 10.1(e) or (B) cannot be cured by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(e) will not be available to Purchaser if it is at that time in material breach of this Agreement.

Section 10.2    EFFECT OF TERMINATION.

(a)In the event of termination of this Agreement pursuant to Section 10.1, this Agreement will terminate (except for the provisions of Section 6.5, and Section 6.8, this Section 10.2 and ARTICLE XII, which all will remain in full force and effect), and there will be no other liability under this Agreement on the part of Sellers, on the one hand, or Purchaser, on the other hand, except liability arising out of fraud or willful misconduct, in which case, subject to Section 12.4 hereof, the aggrieved party will be entitled to all rights and remedies available at law or in equity.

(b)In the event of termination of this Agreement pursuant to Section 10.1, the Joint Venture Agreements will remain in full force and effect.

(c)In the event of termination of this Agreement by either PPG or Purchaser pursuant to Sections 10.01(b), (c), (d), or (e), written notice of such termination will be given by the terminating Party to the other Parties.

(d)If this Agreement is validly terminated (i) by Sellers or Purchaser pursuant to Section 10.1(b) and at the time of such termination the conditions set forth in Section 9.1(a), Section 9.1(b) or Section 9.1(c) shall not have been satisfied (in the case of Section 9.1(a) or Section 9.1(b) only in connection with any Regulatory Law) or (ii) by Sellers or Purchaser pursuant to Section 10.1(c) in connection with any Regulatory Law, and in either case all other conditions to this Agreement have been satisfied or waived (other than the conditions in Section 9.2, any condition in Section 9.1 related to any Regulatory Law, and those conditions that by their nature are to be satisfied by action taken at the Closing) (each of (i) and (ii), a “Specified Termination”), then in each case of (i) and (ii) and subject to Section 10.2(e), PPG will be entitled to retain the Fee. If the Fee has not yet been paid and this Agreement is validly terminated pursuant to a Specified Termination, then Purchaser shall pay the Fee by wire transfer of immediately available funds, to an account designated by Sellers, within two (2) Business Days after the date of such Specified Termination.

(e)Notwithstanding anything to the contrary in this Agreement, Purchaser will not be required to pay, and PPG will not be entitled to receive or retain (if already paid), the Fee in the event that any Seller is in breach of this Agreement in a manner that would enable Purchaser to validly terminate this

Agreement pursuant to Section 10.1(e). If Purchaser has already paid the Fee to PPG and Purchaser may validly terminate this Agreement pursuant to Section 10.1(e), PPG shall pay by wire transfer of immediately available funds, to an account designated by Purchaser, within two (2) Business Days of the written request for payment by Purchaser, an amount equal to the Fee.

(f)If Purchaser extends the Termination Date to the seventeen (17) month anniversary of the date of this Agreement pursuant to Section 10.1(b) and the Closing has not occurred by such date, the Parties will in good faith discuss and seek to reach agreement on any further extension of the Termination Date for a reasonable period of time beyond the seventeen (17) month anniversary of the date of this Agreement in order to obtain any Regulatory Approvals that remain outstanding to satisfy the conditions to the Closing.

(g)For the avoidance of doubt, in the event the Fee has been paid to PPG and the Closing occurs, the Purchase Price will be reduced by an amount equal to the Fee.

(h)Each of the Parties acknowledges that the agreements contained in this Section 10.2 are an integral part of the Transaction and that, without such agreements, the other Parties would not enter into this Agreement. Accordingly, if Purchaser fails to promptly pay the amounts due pursuant to this Section 10.2, and, in order to obtain such payments, Sellers commence a suit that results in a judgment against Purchaser for the amounts set forth in this Section 10.2, Purchaser will pay to Sellers, from the date such payment was required to be made to the date of payment, the 3-Month LIBOR plus 400 basis points on the amounts set forth in this Section 10.2. The Parties acknowledge that the right of Sellers to receive the Fee shall not limit or otherwise affect Sellers’ right to specific performance as provided in Section 12.11, or the Parties’ respective rights as set forth in Section 10.2(a) or the limitations set forth therein.

(i)In the event of termination pursuant to Section 10.1, this Agreement, any communications in connection with the negotiation of this Agreement, and any prior proposals provided by the Parties or their respective Affiliates regarding an acquisition by Purchaser of Sellers’ interests in some or all of the Target Entities may not be used (A) to value any interest in the Target Entities or (B) to prove, disprove or impeach any valuation of any interest in the Target Entities, provided that this clause will not apply with respect to any Action between the Parties regarding the termination of this Agreement.

ARTICLE XI

INDEMNITY

Section 11.1    INDEMNIFICATION BY SELLERS. Subject to the provisions of this ARTICLE XI and except with respect to Tax matters, indemnification for which shall be governed exclusively by ARTICLE VII, from and after the Closing Date, Sellers, jointly and severally, hereby undertake to indemnify, defend and hold harmless Purchaser and its Affiliates, the Target Entities and their respective officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnitee”) from and against, and will reimburse such Purchaser Indemnitees with respect to, any and all Losses that result from or arise, whether prior to or after the Closing, out of any of the following items:

(a)any representation or warranties of Sellers made in this Agreement other than a Fundamental Representation or any representation or warranty contained in Section 3.9 (each a “Seller Warranty”) being untrue or inaccurate; it being specified that for the purposes of determining whether a Seller Warranty is untrue or inaccurate pursuant to this Section 11.1, any reference to any limitations or qualifications as to “materiality” or “Material Adverse Effect” will be disregarded and the Seller Warranties will therefore not be qualified by such reference (other than a specific dollar threshold in Section 3.13 and other than the representations and warranties in Section 3.10(a), Section 3.13 and Section 3.16 to the effect that a list of items is set forth in the Seller Disclosure Letter);

(b)as a result of or in connection with any breach by any of Sellers to perform in any material respect any of their respective covenants or obligations contained in this Agreement;

(c)any of the statements contained in Sections 3.1(a), 3.2, 3.3(a), 3.3(b), 3.10(e), 3.14, 3.15(a), 4.1, 4.2(a), 4.2(b), 4.3, 4.4 and 4.5 (the “Fundamental Representations”) being untrue or inaccurate;

(d)the matters set forth in Section 11.1 of the Purchaser Disclosure Letter;

(e)any Liabilities with respect to, arising from, or in connection with, any actions taken or changes made pursuant to clause (y) of Section 6.1(f), including any such Liabilities which may become attributable to Purchaser or its Subsidiaries or Affiliates (including the Target Entities) by operation of Law; or

(f)a benefit payable to a Transferred Employee under an occupational pension scheme established in the United Kingdom which has become a right exercisable by a Transferred Employee against Purchaser or its Subsidiaries or Affiliates (including any Target Entity), any associated company of Purchaser or its Subsidiaries or Affiliates (including any Target Entity), or the trustees of any scheme of Purchaser or its Subsidiaries or Affiliates (including any Target Entity) through the operation of the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/246) in connection with the transactions contemplated by this Agreement; provided that Purchaser agrees that it will, and will procure that its Subsidiaries and Affiliates (including any Target Entity) and any associated companies of the same will, (i) to the extent reasonably practical (as determined by Purchaser in good faith), provide Sellers with reasonable notice and an opportunity to consider re-engaging the relevant Transferred Employee before taking any actions (including granting early retirement) reasonably expected to result in an indemnifiable claim pursuant to this Section 11.1(f), and (ii) prior to making any payment indemnifiable pursuant to this Section 11.1(f), reasonably cooperate and consult with Sellers in determining the amount of the benefit payable (and therefore the amount indemnifiable pursuant to this Section 11.1(f)), including whether such amount may be offset against benefits otherwise payable to the relevant Transferred Employee or may be otherwise reduced.

Section 11.2    INDEMNIFICATION BY PURCHASER. Subject to the provisions of this ARTICLE XI, from and after the Closing Date and except with respect to Tax matters, indemnification for which shall be governed exclusively by ARTICLE VII, Purchaser hereby undertakes to indemnify, defend and hold harmless Sellers and their respective Affiliates, officers, directors employees, agents, successors and assigns (each a “Seller Indemnitee”) from and against, and will reimburse such Seller Indemnitees with respect to, any and all Losses that result from, relate to or arise, whether prior to or after the Closing, out of any of the following items:

(a)any representation or warranties of Purchaser made in this Agreement other than a Purchaser Fundamental Representation (each a “Purchaser Warranty”) being untrue or inaccurate; it being specified that for the purposes of determining whether a Purchaser Warranty is untrue or inaccurate pursuant to this Section 11.2, any reference to any limitations or qualifications as to “materiality” or “Material Adverse Effect” will be disregarded and the Purchaser Warranties will therefore not be qualified by such reference;

(b)as result of or in connection with any breach by Purchaser to perform in any material respect any of its covenants or obligations contained in this Agreement; or

(c)any of the statements contained in Sections 5.1, 5.2(a), 5.2(b), 5.3, 5.4 or 5.6 (the “Purchaser Fundamental Representations”) being untrue or inaccurate.

Section 11.3    INDEMNIFICATION PROCEDURES.

(a)CLAIM NOTICES. Any claim for indemnification made pursuant to Section 11.1 or Section 11.2 (a “Claim”) will be notified to the Indemnifying Party with (i) reasonable details of the basis, acts, events or Third Party Claim on which it is based as is then available and (ii) an indication or an estimate of the amount of the Loss to the extent ascertainable (the “Claim Notice”). An Indemnified Party will provide the Indemnifying Party with the Claim Notice as soon as practicable after becoming aware of the basis, acts or events on which the Claim is based; provided that, in respect of a Third Party Claim the Indemnified Party will deliver the Claim Notice to the Indemnifying Party within twenty (20) Business Days of becoming aware of the Third Party Claim (or within a shorter time period if the urgency so requires, for instance because of the expiration of any time period applicable to the defense or appeal). The failure by the Indemnified Party to give such timely notice will not release the Indemnifying Party from any of their obligations to indemnify the Indemnified Party in connection with any Claim made pursuant to this Section 11.3 except to the extent the Indemnifying Party is actually prejudiced by such failure and incurs a Loss as a result of such failure but only to the extent of such Loss.

(b)THIRD PARTY CLAIMS.

(i)If the Indemnified Party serves a Claim Notice in respect of a pending or threatened claim or demand asserted by a non-Affiliated Person against the Indemnified Party (such claim being a “Third Party Claim”), the Indemnified Party will not (and will ensure that its Subsidiaries and Affiliates do not) make any admission of liability, settlement or compromise in relation to the Third Party Claim without the prior written approval of the Indemnifying Party, which will not be unreasonably withheld or delayed. Should the Claim Notice prove it necessary to grant advances of funds or to create security interests, the Indemnifying Party will undertake to grant the said advances or to create these security interests with the relevant authorities or, if this is not possible, to grant advances or to create security interests in favor of the Indemnified Party in an amount equal to those granted or created by the Indemnified Party with the relevant authorities.

(ii)Within thirty (30) Business Days from the receipt of the Claim Notice, and provided the Third Party Claim solely involves the pursuit by a third party of monetary sums or damages and does not relate to regulatory matters, the Indemnifying Party may inform the Indemnified Party that it wishes to conduct the defense of such Third Party Claim. If the Indemnifying Party decides to conduct the defense of the Third Party Claim, it will hold harmless and indemnify the Indemnified Party for any sum which would become due as a result of such Third Party Claim.

(iii)If the Indemnifying Party notifies the Indemnified Party of its intention to conduct the defense of the Third Party Claim, the Indemnifying Party will assume the defense of such Third Party Claim with its own counsel and at its own expense, but will allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim, with its own counsel and at the Indemnified Party’s own expenses. In the event the Indemnified Party chooses to participate in the defense of such Third Party Claim, at the reasonable request of the Indemnifying Party, the Indemnified Party will present all judicial arguments prepared by the Indemnifying Party’s counsel, submit all pleadings prepared by the Indemnifying Party’s counsel, commence any legal proceedings or arbitration and more generally cooperate with the Indemnifying Party. The Indemnifying Party will not, without the Indemnified Party’s prior written consent, which will not be unreasonably withheld or delayed, consent to a settlement, compromise or discharge of, or the entry of any judgment arising from any Third Party Claim unless it results in a complete and unconditional release of the Indemnified Party from any and all liabilities in respect of such Third Party Claim, not involving any finding or admission of any violation of Law. The Indemnifying Party will, at all times, (A) give to the Indemnified Party the opportunity to comment and the right to object with respect to the defense of the Third Party Claim, (B) provide the Indemnified Party with the opportunity to be involved in the various stages of the proceedings undertaken for the purpose of defending the interests of the Indemnified Party and the Target Entities, (C) keep the Indemnified Party informed of the progress of any Third Party Claim and its defense, and (D) promptly provide the Indemnified Party with copies of all material notices, communications and filings.

(iv)If the Indemnifying Party notifies the Indemnified Party of its intention not to conduct the defense of the Third Party Claim or if it fails to reply to the Claim Notice within thirty (30) Business Days from the receipt of the Claim Notice, the Indemnified Party or the Target Entities will conduct the defense of such Third Party Claim on their own and at their own expense. In such a case, the Indemnified Party and/or the Target Entities will be free to take any action which they may deem necessary in order to defend their interests, subject to the provisions of Section 11.3(b)(iii). The Indemnified Party will, at all times during the proceedings and until final settlement, (A) give to the Indemnifying Party and its Representatives the opportunity to comment with respect to the defense of the Third Party Claim, (B) ensure that the Indemnifying Party or its Representatives are involved in the various stages of the proceedings undertaken for the purpose of defending the interests of the Indemnified Party, (C) keep the Indemnifying Party or their Representatives fully informed of the progress of any Third Party Claim and its defense, and (D) promptly provide the Indemnifying Party or their Representatives with copies of all material notices, communications and filings (including court papers).

(v)For the avoidance of doubt, the procedures set forth in this Section 11.3(b) will not apply with respect to matters indemnified pursuant to Section 11.1(d).

(c)Access to Information. The Indemnified Party will ensure that the Indemnifying Party and its Representatives are promptly given access to all information, documents and facilities held by the Indemnified Party as may be reasonably required and during normal business hours and upon reasonable advance notice from the Indemnifying Party to investigate a Claim or Third Party Claim subject to the Indemnifying Party and its Representatives agreeing in such form as the Indemnified Party reasonably requires to keep all such information confidential and use it only for such purpose; provided, however, that nothing herein will require the Indemnified Party to disclose any information to the Indemnifying Party or its Representatives that would be reasonably likely to result in a loss of privilege to the Indemnified Party or would constitute a violation of applicable Laws.

Section 11.4    LIMITATIONS ON INDEMNIFICATION.

(a)Time Limit for making a Claim. The Indemnifying Party will not be liable for any Claim unless the Indemnifying Party receives from the Indemnified Party a Claim Notice:

(i)in respect of any Seller Warranty (other than, for the avoidance of doubt, a Fundamental Representation or under Section 3.9) pursuant to Section 11.1(a) within eighteen (18) months from the Closing Date;
(ii)in respect of a Purchaser Warranty (other than, for the avoidance of doubt, a Purchaser Fundamental Representation) pursuant to Section 11.2(a) within eighteen (18) months from the Closing Date; or
(iii)pursuant to Section 11.1(b) or Section 11.2(b) within the later of eighteen (18) months following the Closing Date and (ii) eighteen (18) months from the date the relevant covenant or obligation was required to have been complied with.

(b)THRESHOLD FOR CLAIMS. The Indemnifying Party will not be liable for a Claim pursuant to Section 11.1(a) or Section 11.2(a) unless (i) the aggregate amount of the Loss with respect to the Claim exceeds $250,000 (the “De Minimis Amount”), it being understood that if the amount of such Loss does not exceed the De Minimis Amount, such Loss will not be applied to or considered for the purpose of calculating the aggregate amount of the Losses with respect to all Claims, pursuant to clause (ii) of this Section 11.4(b) and (ii) the aggregate amount of the Losses with respect to all Claims under this Agreement and all Claims under the Sunlens Agreement (as defined therein), combined, exceeds the threshold of $15,000,000 (the “Deductible”) (in which case the Indemnified Party will be entitled to assert Claims for all Losses in excess of the De Minimis Amount).

(c)CAP ON ALL CLAIMS.

(i)In no event will the aggregate amount of the liability of Sellers for Claims as a result of or in connection with a Claim of a breach of any items set forth in Section 11.1(a) and Section 11.1(a) of the Sunlens Agreement, combined, exceed $173,400,000.

(ii)In no event will the aggregate amount of the liability of Purchaser for Claims as a result of or in connection with a Claim of a breach of any items set forth in Section 11.2(a) and Section 11.2(a) of the Sunlens Agreement, combined, exceed $173,400,000.

(iii)In no event will the aggregate amount of the liability of Sellers under Section 11.1(d) exceed the amount calculated pursuant to Section 11.1 of the Purchaser Disclosure Letter.

(d)For the avoidance of doubt, the limitations contained in Section 11.4(a) will not be applicable to any Claim made pursuant to Section 11.1(c), Section 11.1(d), Section 11.1(e), Section 11.1(f) or Section 11.2(c), and the limitations contained in Section 11.4(b) and Section 11.4 (c) will not be applicable to any Claim made pursuant to Section 11.1(b), Section 11.1(c), Section 11.1(d) (other than the limitation contained in Section 11.4(c)(iii)), Section 11.1(e), Section 11.1(f), Section 11.2(b) or Section 11.2(c).

(e)TARGET ENTITY LOSSES. In respect of any Claim for any Loss arising from any statement, representation or warranty under ARTICLE III being untrue or inaccurate, the amount of such Loss that an Indemnifying Party will be required to pay will be equal to the amount of such Loss (as finally determined) multiplied by 0.51.

(f)DUTY TO MITIGATE. The Indemnified Party will ensure that all commercially reasonable steps are taken to avoid or mitigate any Loss which it can reasonably expect to suffer in consequence of any breach by the Indemnifying Party of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim.

(g)INSURED CLAIMS. The Indemnifying Party will not be liable in respect of any Claim up to the amount of such Claim that is covered or reduced by the proceeds of an insurance policy actually received by the Indemnified Party.

(h)PAYMENT. The Indemnifying Party will pay to the Indemnified Party the amount of any Claim under this ARTICLE XI in accordance with the written instructions of the Indemnified Party notified to the Indemnifying Party in the Claim Notice within twenty (20) Business Days of the Claim Notice being sent or, if the Claim is contested by the Indemnifying Party, within fifteen (15) Business Days of an agreement between the Parties regarding the amount of the Claim or of a final decision regarding the amount due pursuant to Section 12.5. Any indemnification payment due and owing to Sellers under this ARTICLE XI will be paid to the Seller that held or holds the equity interests or assets to which the Claim relates.

(i)TREATMENT OF INDEMNITY PAYMENTS. Except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law), for all Tax and accounting purposes, Purchaser and Sellers agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price.

(j)KNOWLEDGE/DIRECTION. The Purchaser Indemnitees shall not be entitled to recover from Sellers any Losses arising under Section 11.1 to the extent that the breach of the covenant or obligation, or the action giving rise to such breach, that is the basis for the indemnity claim was taken by any of the Target Entities at the written direction of Purchaser or was approved by the Purchaser Directors or unanimously by the Executive Committee of TOI. Except as set forth in the immediately preceding sentence, the rights to indemnification, reimbursement or other remedy based upon any Claim will not be affected by any investigation (including any environmental investigation or assessment) conducted, or any knowledge acquired (or capable of being acquired), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

(k)CONSEQUENTIAL DAMAGES WAIVER. In no event will any Party, its Affiliates, officers, directors, employees, agents or assigns be liable for any consequential, incidental, punitive, special or exemplary damages pursuant to this Agreement (except to the extent that any such damages are determined to be payable to a third party in respect of a Third Party Claim that is subject to this ARTICLE XI).

ARTICLE XII

MISCELLANEOUS
Section 12.1    EXPENSES. Except as otherwise expressly set forth herein, regardless of whether the Transaction is consummated, all costs and expenses incurred in connection with this Agreement and the Transaction will be paid by the Party incurring or required to incur such expenses and any costs and expenses incurred by any of the Target Entities will be an expense of that Target Entity prior to the Closing and included in the Closing Net Working Capital.

Section 12.2    COUNTERPARTS. This Agreement may be executed in two (2) or more counterparts (including by fax or .pdf), each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and will become effective when one or more counterparts have been signed by each of the Parties and delivered (by fax, .pdf or otherwise) to the other Parties.

Section 12.3    GOVERNING LAW. This Agreement will be governed by and construed in accordance with Delaware law with exclusion to the extent legally permissible of Delaware choice of law principles.

Section 12.4    DISPUTES PRIOR TO CLOSING. Any dispute, controversy or claim arising out of or in connection with this Agreement prior to the Closing (a “Pre-Closing Dispute”) will be addressed in accordance with this Section 12.4. In connection with any Pre-Closing Dispute, each of the Parties (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such courts decline jurisdiction, in any federal court located in the State of Delaware) for the purpose of the bringing of any proceeding pursuant to, arising out of, or related to this Agreement and the terms and provisions hereunder; (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the aforementioned courts; (iii) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the aforementioned courts; (iv) to the fullest extent permitted by applicable Law, agrees not to assert any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether thorough service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (v) agrees not to assert any claim that this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 12.6.

Section 12.5    DISPUTES FOLLOWING CLOSING.

(a)NEGOTIATION. If any dispute, controversy or claim arises out of or in connection with this Agreement after the Closing (a “Post-Closing Dispute”), within fifteen (15) days from a request from a Party in writing (the date of such request, the “Dispute Notice Date”) appropriate senior executives of each Party, who shall have the authority to resolve the matter, shall meet to attempt in good faith to negotiate a resolution of the Post Closing Dispute prior to pursuing other available remedies. The date of the initial meeting between appropriate senior executives shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Post Closing Dispute by meetings between appropriate senior executives shall be treated as Confidential Information developed for the purpose of settlement and shall be exempt from discovery or production, if any, in connection with any arbitration conducted pursuant to Section 12.5(b) and shall not be admissible as evidence in such an arbitration. If the senior executives do not resolve the Post Closing Dispute within thirty (30) days from the Dispute Resolution Commencement Date, either Party may begin arbitration pursuant to Section 12.5(b).

(b)ARBITRATION. Any Post-Closing Dispute not resolved pursuant to Section 12.5(a) will be finally settled in an arbitration conducted in New York and in the English language pursuant to the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) and by three arbitrators appointed in accordance with the ICC Rules. The Emergency Arbitrator Provisions of the ICC Rules will apply to any Post-Closing Dispute, and the Parties agree that the Emergency Arbitrator Provisions of the ICC Rules will be the exclusive means of seeking any urgent interim or conservatory measures and that the International Chamber of Commerce will be the exclusive forum for seeking any urgent interim or conservatory measures, except that a party may seek to confirm or enforce an order issued pursuant to the

Emergency Arbitrator Provisions of the ICC Rules in any court of competent jurisdiction. Judgment upon the award rendered by the arbitrators may be entered into any court having jurisdiction thereof.

Section 12.6    NOTICES. Whenever, by the terms of this Agreement, notice, demand or other communication must or may be given to a Party, the same will be in writing and will be addressed to such Party at its address set forth below, or to such other address or addresses as may from time to time be designated by written notice by either Party to the other in accordance with this Section 12.6. All notices will be sent by registered or certified mail, return receipt requested, by delivery or by Federal Express or other comparable courier providing proof of delivery or facsimile transmission and will be deemed duly given and received (i) if mailed, on the fifth (5th) Business Day following the mailing thereof or (ii) if sent by courier or if delivered or faxed prior to 5:00 p.m. local time, the date of its receipt (or, if such day is not a Business Day, the next succeeding Business Day):

(a)if to Purchaser, to:
Essilor International (Compagnie Générale d’Optique) S.A.
147, rue de Paris
94227 Charenton-le-Pont
France
Attention:    The Director for Legal Affairs and Group Development
Facsimile:    +33.1.49.77.43.05

with a copy (which will not constitute notice) to:

Jones Day
222 East 41st Street
New York, NY 10017
Attention:     Jere R. Thomson
        Wesley R. Johnson, Jr.
Facsimile:     212-755-7306

(b)if to Sellers, to:

PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272
Attention:     General Counsel
Facsimile:     412-434-2490

with a copy (which will not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:     Steven A. Rosenblum
Ronald C. Chen
Facsimile:    212-403-2000

Section 12.7    ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void; provided, however, that Purchaser can (i) assign this Agreement and any of its rights or interest hereunder to one or more of its Affiliates (including newly formed Affiliates) and (ii) designate one or more of its Affiliates (including newly formed Affiliates) to perform its obligations hereunder, in each case without the prior consent of the other Parties hereto (in any or all of which cases Purchaser will remain responsible for the performance of all obligations hereunder).

Section 12.8    SEVERABILITY. If any term or other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the fullest extent possible.

Section 12.9    ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement constitutes the sole and entire understanding of the Parties with respect to the matters contemplated hereby and supersedes and renders null and void all prior negotiations, representations, agreements and understandings (oral and written) between the Parties with respect to such matters and will not be amended, altered or changed except by a written agreement signed by the Parties hereto. This Agreement is not intended to and will not confer upon any Person other than the Parties any rights or remedies hereunder.

Section 12.10    REMEDIES. Except as otherwise provided herein (including in the next sentence), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Sellers and Purchaser acknowledge and agree that, following the Closing, except for Losses arising out of fraud or willful misconduct (in which case the aggrieved party will be entitled to all rights and remedies at law), or with respect to any matter relating to Taxes (which shall be governed exclusively by ARTICLE VII), the indemnification provisions of ARTICLE XI shall be the sole and exclusive remedies of Sellers and Purchaser, respectively, for any Losses that a Party may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of any representation or warranty in this Agreement by a Party, or any failure by a Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, by a Party prior to the Closing. Without limiting the generality of the foregoing, the Parties hereto hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 12.11    SPECIFIC PERFORMANCE. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are or are to be thereby aggrieved will have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies will be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, may be inadequate compensation for any loss and that any defense in any proceeding for specific performance that a remedy at law would be adequate is waived.

Section 12.12    AMENDMENT; WAIVER; EXTENSION. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto. Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the Party to be charged with such waiver. Except as expressly set forth in this Agreement, the failure of a Party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion will not be construed as a waiver or deprive that Party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date. Furthermore, no waiver of any of the terms and conditions of this Agreement will be deemed to or will constitute a waiver of any other term or condition hereof (whether or not similar).

Section 12.13    NO LIMITATION. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

Section 12.14    COMPANY AND AFFILIATE OBLIGATIONS. With respect to any provisions of this Agreement or any Ancillary Agreement that requires Sellers or any Target Entity or any of their respective Affiliates to take any action or omit to take any action (including under ARTICLE VI), PPG and Purchaser will use their respective commercially reasonable efforts to, with respect to the period prior to Closing, and Purchaser will, with respect to any period post-Closing, cause each of the Target Entities and each of their respective Affiliates to, take such action or omit to take such action, in accordance with the terms of this Agreement or the applicable Ancillary Agreement.

Section 12.15    CONFIDENTIALITY. The Parties obligations from and after the Closing with respect to Confidential Information are set forth on Exhibit I, which is incorporated by reference here.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

Essilor International (Compagnie Générale d'Optique) S.A.

BY: /s/ Carol Xueref
Name: Carol Xueref
Title: Director of Legal Affairs and
Group Development

PPG Industries, Inc.

BY: /s/ Charles E. Bunch
Name: Charles E. Bunch
Title: Chairman and CEO

PPG Industries Securities, LLC

BY: /s/ Diana Maczynski
Name: Diana Maczynski
Title: Vice President, Secretary,
Treasurer and Controller

PPG Luxembourg Finance S.àR.L

BY: /s/ Paul Fagley
Name: Paul Fagley
Title: Manager A

PPG Luxembourg Finance S.àR.L

BY: /s/ Stewart Kam-Cheong
Name: Stewart Kam-Cheong
Title: Manager B

Group 26 Diversified Holdings Ireland

BY: /s/ Ronan Timothy
Name: Ronan Timothy
Title: Director